As filed with the Securities and Exchange Commission on December 21, 2004
Registration No. 333-120261

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO
FORM S-1

REGISTRATION STATEMENT

Under
The Securities Act of 1933

SAFE AUTO INSURANCE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Ohio	6331	31-1400020
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3883 E. Broad Street, Columbus, Ohio 43213-1129, (614) 231-0200

(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Ari Deshe

3883 E. Broad Street
Columbus, Ohio 43213-1129
(614) 231-0200 x7700
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies to:

Ronald A. Robins, Jr. Vorys, Sater, Seymour and Pease LLP 52 East Gay Street Columbus, Ohio 43215 (614) 464-6223	Jonathan L. Freedman Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019 (212) 259-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement as the Registrant shall determine.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	December , 2004

                            Shares

Safe Auto Insurance Group, Inc.

Common Shares

This is our initial public offering of our common shares. No public market currently exists for our common shares. The initial public offering price of our common shares is expected to be between $          and $          per share.

We have applied to list our common shares on the NASDAQ National Market under the symbol “SAFE.”

Investing in our common shares involves a high degree of risk. Before buying any common shares you should carefully read the discussion of material risks of investing in our common shares in “Risk factors” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional                     common shares from certain selling shareholders at the public offering price, less underwriting discounts and commissions to cover over-allotments, if any, within 30 days from the date of this prospectus. See “Principal and selling shareholders” for information regarding the selling shareholders.

The underwriters are offering the common shares as set forth under “Underwriting.” Delivery of the common shares will be made on or about                          , 2005.

UBS Investment Bank	Keefe, Bruyette & Woods

Dowling & Partners Securities, LLC	KeyBanc Capital Markets

Morgan Keegan & Company, Inc.	Advest, Inc.

________________________________________________________________________________

You should rely only on information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, our common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

Through and including                     , 2005 (the 25th day after the date of this prospectus), federal securities laws may require dealers that effect transactions in our common shares, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Prospectus summary

This summary may not contain all of the information that is important to you. Before investing in our common shares, you should carefully read this prospectus and the registration statement of which it is a part in their entirety, especially the risks of investing in our common shares, which we discuss under “Risk factors,” and our consolidated financial statements and related notes beginning on page F-1.

Unless the context requires otherwise, the words “Safe Auto,” “we,” “Company,” “Registrant,” “us” and “our” refer to Safe Auto Insurance Group, Inc. and its consolidated subsidiaries. All share and per share data have been adjusted to reflect (1) the conversion of all outstanding non-voting shares into common shares with one vote per share; (2) the  -for-1 stock split of common shares; and (3) the issuance of common shares to certain of our officers (excluding Ari Deshe, our Chairman and Chief Executive Officer, and Jon P. Diamond, our Vice Chairman and President), all of which will occur immediately prior to the declaration of effectiveness of the registration statement of which this prospectus is a part, and, except as otherwise indicated, assume that the underwriters do not exercise their option to purchase additional common shares in this offering.

This prospectus and the registration statement of which it is a part include references to statutory financial data derived from our insurance subsidiary’s annual statements filed with the Ohio Department of Insurance. As set forth in note 7 to our consolidated financial statements, subsequent to filing the annual statements for the year ended December 31, 2003, management identified certain adjustments related to the accounting of our reinsurance agreement which, if known at the applicable time, would have impacted the 2001, 2002 and 2003 annual statements. As a result of these adjustments, we did not amend or restate these annual statements and no regulatory actions were taken or penalties assessed. In accordance with statutory reporting requirements, these adjustments will be reported as an opening surplus adjustment in our insurance subsidiary’s 2004 annual statements. Our insurance subsidiary reported statutory net income in its 2001, 2002 and 2003 annual statements of $4.6 million, $10.2 million and $15.1 million, respectively. If these annual statements had been amended or restated to reflect the impact of the adjustments related to the accounting of our reinsurance agreement, our statutory net income for the fiscal years ended December 31, 2001, 2002 and 2003 would have been $2.8 million, $9.8 million and $12.3 million, respectively. All statutory financial data included in this prospectus and the registration statement of which it is a part reflect these adjustments. Net income on the basis of generally accepted accounting principles for each of the applicable years included in our consolidated financial statements in this prospectus already reflects the revised accounting of our reinsurance agreement and does not require further adjustment.

OUR BUSINESS

We are a fast-growing, consumer-direct insurance company that specializes in marketing and underwriting state required minimum limits personal automobile insurance coverage. Minimum limits refer to minimal levels of bodily injury and property damage liability insurance coverage that drivers are required to carry in order to comply with individual state law. Minimum limits coverage is often provided to drivers who are unable to obtain standard insurance because of their driving record, age or vehicle type. Such drivers represent a higher than normal risk and, as a result, generally pay higher premiums for similar coverage than drivers qualifying for standard or preferred policies. We believe that our rates are competitive with other providers of minimum limits coverage.

We believe that our business model, which consists of an exclusive focus on the minimum limits personal automobile insurance market and the use of consumer-direct marketing through company-owned call centers (without the use of independent sales agents) is unique. We know of no other insurance company in the U.S. that combines both elements of our business model, and we believe that this business model provides us with a competitive advantage.

Prospectus Summary

We began our insurance operations in Ohio in 1993 and expanded into Indiana in 1997 and Kentucky in 1998. Since 1999, we have expanded into Pennsylvania, South Carolina, Georgia, Tennessee, Louisiana, Mississippi and Illinois. We are also licensed to sell insurance in Arizona, Arkansas and Oklahoma and intend to commence operations in Arizona and Oklahoma in 2005.

Our business generated $221.3 million of direct written premiums (which are total premiums received from policyholders) in 2003. From 1999 to 2003, our revenues grew from $41.5 million to $229.3 million, representing a compound annual growth rate of 53.3%. Our statutory loss ratio over that time period averaged 63.7%, compared to the personal automobile industry average of 80.3% according to A.M. Best. Statutory loss ratio refers to net losses and loss adjustment expenses incurred as a percentage of net premiums earned. Net income from 1999 to 2003 increased from $4.3 million to $18.1 million, representing a compound annual growth rate of 43.2%. Direct written premiums, revenues and net income for the nine months ended September 30, 2004, were $212.9 million, $224.8 million and $21.9 million, respectively.

We manage all aspects of marketing, policy issuance, payment processing and collection, claims and customer service utilizing our proprietary integrated systems and operations. We attract customers to our call centers by developing strong brand name recognition through various marketing efforts that emphasize the risks associated with driving uninsured. We also seek to promote our competitive rates, affordable monthly payments and superior customer service. We utilize a variety of advertising methods, including television, radio, print and billboards, to build brand awareness and generate telephone inquiries using our 1-800-SAFE-AUTO toll-free number to our company-owned call centers where quotes are given and policies are underwritten and serviced.

The following table compares our historical statutory combined ratio and annual premium growth rates with those of the personal automobile insurance industry as a whole, illustrating our ability to date to outperform the market in terms of profitability and growth. We have derived this statutory data from the annual statements of our insurance subsidiary filed with insurance regulatory authorities. This data was prepared in accordance with statutory accounting practices, which vary in certain respects from generally accepted accounting principles, or GAAP.

	1999	2000	2001	2002	2003	Average

Statutory Combined Ratios(1)
Safe Auto	99.8%	92.1%	95.1%	91.2%	95.0%	94.6%
Personal Auto Insurance Industry(2)	103.5%	109.5%	107.9%	104.2%	98.4%	104.7%

Annual Direct Premium Growth
Safe Auto	26.4%	18.3%	84.0%	65.7%	58.9%	50.7%
Personal Auto Insurance Industry(2)	1.4%	1.3%	8.1%	9.9%	7.8%	5.7%

(1)	While financial data is reported in accordance with GAAP for shareholder and other investment purposes, it is reported on a statutory basis for insurance regulatory purposes. The statutory combined ratio represents the sum of the following ratios: (a) net losses and loss adjustment expenses incurred as a percentage of net premiums earned and (b) underwriting expenses incurred as a percentage of net premiums written. Certain statutory expenses differ from amounts reported under GAAP. Specifically, under GAAP, premium taxes and other variable costs incurred in connection with writing new and renewal business are capitalized and amortized on a pro rata basis over the period in which the related premiums are earned. On a statutory basis, these items are expensed as incurred. In addition, costs for computer software developed or obtained for internal use are capitalized under GAAP and amortized over their useful life, rather than expensed as incurred, as required for statutory purposes.

(2)	Industry information based upon A.M. Best, Aggregates and Averages.

Prospectus Summary

We believe that our business model will enable us to continue to build upon our historical track record of growth and profitability. We intend to continue to expand into additional states where we believe that market conditions will allow our business model to succeed.

OUR STRENGTHS

Our key strengths include:

-	Commitment to our business model. We employ a focused strategy of selling minimum limits personal automobile insurance policies directly to customers through company-owned call centers and managing all aspects of our customers’ insurance purchases. We believe that our strategy enables us to better manage, monitor, control and modify our business in order to ensure that we achieve our profit and growth goals.

-	Marketing and brand recognition. Through our extensive marketing, we believe that we have developed a strong brand name positioning Safe Auto as the company that specializes in providing easy, affordable, minimum limits personal automobile insurance.

-	Effective claims handling. By providing our customers the ability to report claims on our 1-800-SAFE-AUTO toll-free telephone number 24 hours a day, 7 days a week and by investigating potentially fraudulent claims through our special investigative unit (or SIU) managed by a former police detective and staffed by investigators who have police or other public service investigative experience, we seek to quickly and fairly settle valid claims, which we believe improves our customer satisfaction and maintains low loss costs.

-	Efficient distribution through company-owned call centers. We believe that our use of company-owned call centers staffed with highly trained, licensed sales representatives, as opposed to using independent agents as many of our competitors do, allows us to efficiently convert telephone inquiries into automobile insurance purchases and, with the assistance of our proprietary technology systems, to significantly reduce the cost of providing minimum limits personal automobile insurance and the risk of adverse selection.

-	Sophisticated information systems. We custom designed and developed our core information technology system, AutoPilotTM, to handle all aspects of our business. We also use a state-of-the-art telephone system in our call centers. We believe that these technological capabilities make it easier for our customers to initiate coverage and manage their policies thereafter, and enable us to reduce our underwriting risk by adjusting policy terms and premiums after coverage has been bound if the underwriting information changes.

-	Additional policy service fee revenue. We supplement our risk premiums with policy service fee revenue, including policy origination fees, cancellation fees, billing fees and reinstatement fees. In 2003 and the first nine months of 2004, our policy service fee revenue represented approximately 11.2% and 10.8%, respectively, of our total revenues.

-	Strong and committed management team. Our Chairman and Chief Executive Officer, Ari Deshe, and Vice Chairman and President, Jon P. Diamond, founded Safe Auto Insurance Company, our insurance company subsidiary, in 1993 and have successfully built it to its stature today. We have also added significant depth to the management team by developing, recruiting and training other key executives. Upon consummation of the offering, Messrs. Deshe and Diamond will beneficially own more than % (or % if the underwriters’ over-allotment option is exercised in full), and the rest of our management team will own approximately %, of our outstanding shares.

Prospectus Summary

OUR GROWTH STRATEGY

We intend to continue our profitable growth and build long-term shareholder value by capitalizing on the following strategies:

-	Further penetrate existing markets by leveraging our brand. We will continue to invest heavily in advertising to identify Safe Auto as a leader in providing minimum limits personal automobile insurance. We believe that we have less than 2% market share of the personal automobile insurance market in each of the states in which we are currently operating, based on statistics obtained from A.M. Best. By leveraging the strength of our brand, we believe that we can continue to grow our business.

-	Expand our business model into additional states. We believe that we can successfully apply our business model and the strength of our brand to generate business in additional states.

As of September 30, 2004, we estimated that our advertising in the ten states in which we operate reached approximately 25% of the U.S. population. We are licensed to operate in three additional states, Arizona, Arkansas and Oklahoma, and plan to enter Arizona and Oklahoma in 2005. We intend to expand into additional states with a priority on states in which the market size and the competitive, legal and regulatory environments best fit our business model.

OUR CHALLENGES

Our efforts to capitalize on our business model and successfully implement our growth strategy entail risks and challenges. For example:

-	Because our primary product is minimum limits personal automobile insurance, negative developments in this part of the personal automobile insurance industry could adversely affect our results of operations and financial condition and limit our flexibility in our underwriting process. Because substantially all of our direct premiums written and fee income historically has been generated from the sale of minimum limits personal automobile insurance, negative developments in the economic, competitive or regulatory environment affecting this part of the personal automobile insurance industry could have a greater effect on us, compared to more diversified insurers. For example, if a state were to increase the required minimum limits of coverage, we may be required to increase our rates, which could cause our products to become less affordable and result in our losing business. In addition, when setting premium rates we must take into account that our minimum limits policies generally result in a higher frequency of claims than policies issued in the standard market. Our customers generally file more claims because of their driving record, age or vehicle type. The severity of our losses are generally less than in the standard market because the maximum exposure under our policies is limited to the state minimum limit.

-	Because our business is concentrated in a limited number of states, negative developments in these states could adversely affect our revenues and expenses and limit our flexibility in our underwriting process. We are licensed in a limited number of states and derive over 47% of our direct premiums written from policies issued to customers in just three states — Ohio, Pennsylvania and Kentucky. Changes in prevailing regulatory, legal, economic, demographic, competitive or other conditions in these states could make it less profitable for us to do business in these states and the other states in which we operate and limit our flexibility in our underwriting process.

-	Our growth strategy of expanding into new states entails numerous risks which may prevent us from successfully implementing our growth strategy. These risks include obtaining appropriate regulatory licenses, effectively analyzing underwriting risks, setting adequate premium rates and establishing appropriate reserves. In addition, our expansion will be subject to our ability to

Prospectus Summary

identify, hire and train new claims, sales and service employees and will place additional demands on our management, operations, systems, accounting, internal controls and financial resources.

-	Our success depends on our ability to price the risks we underwrite accurately, and if we overprice or underprice those risks, our profitability could be adversely affected. Rate adequacy is necessary to generate sufficient premiums to pay losses, loss adjustment expenses and underwriting expenses and to earn a profit. Our ability to adequately set rates is subject to a number of risks and uncertainties, some of which are outside of our control. If we are unable to adequately set rates and either overprice or underprice risks, our profitability could be materially and adversely affected.

-	Intense competition could impair our ability to retain existing customers and attract new customers and adversely affect our profitability. Because there are relatively few barriers to entry other than regulatory considerations, the minimum limits personal automobile insurance business is highly competitive. We compete with insurers, including both national companies and smaller specialty insurers, that sell minimum limits personal automobile insurance policies through independent agencies as well as with insurers that, like us, sell such policies directly to their customers. Many of our competitors have more capital and greater resources than we have, offer a broader range of products at lower prices and sell their products through widespread agency networks. Therefore, these competitors may be able to impair our ability to retain existing customers or attract new ones, which could adversely affect our profitability.

-	Our results may fluctuate as a result of cyclical changes in the personal automobile insurance industry. The personal automobile insurance industry historically is cyclical in nature and characterized by periods of price competition and excess underwriting capacity followed by periods of high premium rates and shortages of underwriting capacity. Although we do not believe that the past cycles or the current cycle have materially affected our operations or profitability, we cannot guarantee that changes in the present conditions will not cause us to lose market share or adversely affect our underwriting margins.

-	We are subject to comprehensive regulation that may restrict our ability to earn profits. We are subject to comprehensive regulation by governmental agencies in Ohio where our insurance subsidiary is domiciled and in those states where our insurance subsidiary issues policies and handles claims. This regulation includes, among other things:

-	required licensing prior to entering a new state;

-	limits on transactions between our insurance subsidiary and its affiliates, including us;

-	filing of insurance rate schedules and approval of policy forms;

-	review of policy services fees; and

-	restrictions on cancellation, non-renewal or withdrawal.

Compliance with laws and regulations addressing these and other issues often will result in increased administrative costs, may limit our ability to underwrite and price risks accurately and could adversely affect our profitability or our ability or desire to grow our business in certain jurisdictions. In addition, failure to comply with applicable regulations could result in actions by regulators, fines, penalties and, in extreme cases, revocation of our ability to do business in a given jurisdiction.

For further discussion of these and other challenges we face, see “Risk factors.”

Prospectus Summary

OUR CORPORATE INFORMATION

We are incorporated in Ohio, and our principal executive offices are located at 3883 East Broad Street, Columbus, Ohio. Our telephone number is (614) 231-0200. Our website address is www.safeauto.com. Information on our website is not and should not be considered as a part of this prospectus.

“SAFE AUTO INSURANCE®,” “1-800-SAFE-AUTO®,” “PLAY IT SAFE®,” “WE KEEP YOU LEGAL FOR LESS!SM” and “MINIMUM COVERAGE FOR MINIMUM BUDGETSSM” are our service marks.

Prospectus Summary

The offering

Common shares we are offering	shares

Common shares to be outstanding after the offering

Use of proceeds after expenses	We estimate that the net proceeds from this offering will be approximately $ million. We intend to use the net proceeds:

- to repay approximately $ of outstanding indebtedness;

- to contribute approximately $ to our insurance subsidiary, which will increase its capital surplus;

- to pay approximately $ to certain of our officers (excluding Messrs. Deshe and Diamond) to cover taxes on the grant of common shares to them immediately prior to the declaration of effectiveness of the registration statement of which this prospectus is a part; and

- for working capital and other general corporate purposes, including to make interest payments under our outstanding junior subordinated debentures and to pay operating costs incurred by Safe Auto Insurance Group, Inc.

We will not receive any additional proceeds from the sale of shares by the selling shareholders if the underwriters exercise their over-allotment option.

Dividend policy	Our board of directors currently intends to declare and pay quarterly dividends on our common shares of $ per common share. See “Dividend policy.”

Grant of common shares	Immediately prior to the declaration of effectiveness of the registration statement of which this prospectus is a part, we intend to grant common shares, representing approximately % of our outstanding common shares after the offering, to certain of our officers (excluding Messrs. Deshe and Diamond) as reward for their past service in building our company and to provide them with an incentive for future performance.

NASDAQ National Market proposed symbol	SAFE

The number of common shares that will be outstanding after this offering is based on the number of common shares outstanding as of                      , 2004 and has been adjusted to reflect:

-	the conversion of all outstanding non-voting shares into common shares with one vote per share;

-	a -for-1 stock split of common shares; and

-	the issuance of common shares to certain of our officers,

all of which will occur immediately prior to the declaration of effectiveness of the registration statement of which this prospectus is a part.

Summary consolidated financial data

The following summary consolidated financial data for the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus and audited by Ernst & Young LLP. The summary consolidated financial data for the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999 and 2000 have been derived from our unaudited consolidated financial statements which have been prepared on the same basis as our audited financial statements. We derived the summary consolidated data as of and for the nine months ended September 30, 2003 and 2004 from our unaudited consolidated financial statements, which include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of our financial position and results of operations as of the dates or for the periods indicated. The summary consolidated financial data set forth below should be read together with the consolidated financial statements and the related notes to those statements, as well as “Management’s discussion and analysis of financial condition and results of operations,” appearing elsewhere in this prospectus. Results for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

						Nine months
	Year ended December 31,					ended September 30,

Statement of operations data:	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except for share and per share data)					(unaudited)
Revenues:
Premiums earned	$34,481.6	$37,438.9	$67,300.6	$123,766.4	$200,516.6	$144,405.0	$196,402.4
Policy service fee revenues	5,731.4	6,286.9	10,467.9	16,822.3	25,701.8	18,398.7	24,237.6
Net investment income	1,295.4	1,458.8	2,124.6	2,247.0	3,222.9	2,239.3	3,992.7
Realized gains (losses) on investments	0.4	159.1	(1,435.5)	(1,085.3)	(270.9)	(69.2)	47.8
Other revenues	39.0	(69.4)	15.9	25.1	169.0	129.8	118.2

Total revenues	41,547.8	45,274.3	78,473.5	141,775.5	229,339.4	165,103.6	224,798.7

Costs and expenses:
Losses and loss adjustment expenses	20,202.3	26,465.2	46,008.3	79,944.8	140,079.3	98,491.2	132,851.8
Selling, general and administrative expenses	14,925.0	14,827.3	26,014.5	41,790.9	61,594.5	43,798.6	58,720.8

Total costs and expenses	35,127.3	41,292.5	72,022.8	121,735.7	201,673.8	142,289.8	191,572.6

Income before tax	6,420.5	3,981.8	6,450.7	20,039.8	27,665.6	22,813.8	33,226.1
Income tax expense	2,152.1	1,290.4	2,868.6	6,993.1	9,614.4	7,892.0	11,368.3

Net income	$4,268.4	$2,691.4	$3,582.1	$13,046.7	$18,051.2	$14,921.8	$21,857.8

Balance Sheet Data:
Cash and investments	$36,133.5	$40,182.2	$57,477.2	$75,673.6	$120,465.0	$107,012.7	$187,101.0
Total assets	53,181.6	62,385.0	89,373.6	138,311.7	213,954.6	207,315.9	291,042.0
Unpaid losses and loss adjustment expenses	18,955.2	20,652.2	31,272.6	44,496.2	75,147.8	66,895.9	94,164.0
Debt	1,991.8	1,953.8	3,432.8	7,286.6	7,532.7	7,522.9	22,800.7
Total liabilities	37,166.1	43,610.9	67,445.2	103,043.7	159,507.9	156,681.9	215,045.9
Shareholders’ equity	16,015.5	18,774.1	21,928.4	35,268.0	54,446.7	50,634.0	75,996.1

Operating Data:
Direct premiums written	$37,894.4	$45,017.8	$82,905.7	$138,609.7	$221,264.3	$167,842.9	$212,872.2
Per Share Data – Historical:
Basic and diluted net income per common share
Book value per common share
Basic and diluted weighted average number of common shares outstanding

Summary consolidated financial data

						Nine months
	Year ended December 31,					ended September 30,

Statement of operations data:	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except for share and per share data)					(unaudited)
Per Share Data – Adjusted(1):
Pro forma basic and diluted net income per common share (unaudited)
Book value per common share
Pro forma basic and diluted weighted average number of common shares outstanding (unaudited)
Ratios – GAAP:
Loss ratio(2)	50.2%	60.5%	59.2%	56.9%	61.9%	60.5%	60.2%
Expense ratio(3)	37.1%	33.9%	33.4%	29.7%	27.2%	26.9%	26.6%

Combined ratio(4)	87.3%	94.4%	92.6%	86.6%	89.1%	87.4%	86.8%

(1)	Adjusted to reflect the conversion of all outstanding non-voting shares into common shares, the issuance of common shares to certain of our officers and the -for-1 stock split of common shares, all of which will occur immediately prior to the declaration of effectiveness of the registration statement of which this prospectus is a part.

(2)	GAAP loss ratio is the ratio, expressed as a percentage, of (a) losses and loss adjustment expenses incurred to (b) the sum of premiums earned and policy service fee revenue.

(3)	GAAP expense ratio is the ratio, expressed as a percentage, of (a) operating expenses incurred to (b) the sum of premiums earned and policy service fee revenue.

(4)	GAAP combined ratio is the sum of the loss ratio and the expense ratio.

Risk factors

Investing in our common shares involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common shares. If any of the following risks or uncertainties actually occurs, our business, prospects, financial condition, operating results or cash flow could suffer, possibly materially. In that event, the market price of our common shares could decline, and you could lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

Because our primary product is minimum limits personal automobile insurance, negative developments in this part of the personal automobile insurance industry could adversely affect our results of operations and financial condition and limit our flexibility in our underwriting process.

Substantially all of our direct premiums written and fee income historically has been generated from sales of minimum limits personal automobile insurance. As a result of our concentration in this line of business, negative developments in the economic, competitive or regulatory conditions affecting this part of the personal automobile insurance industry could have a material adverse effect on our results of operations and financial condition and limit our flexibility in our underwriting process. These developments could have a greater effect on us, compared to more diversified insurers that sell other types of automobile insurance products.

Because our products are designed to satisfy state laws requiring drivers to carry minimum limits of insurance coverage and our customers generally purchase our products to comply with such laws, we are particularly subject to the risk of regulatory changes that alter the minimum limits requirements. For example, if a state increases the required minimum limits of coverage, we may be exposed to increased risks, and, to the extent we increase our rates to account for such increased risk, our products may become less affordable to our customers and we may lose business.

Because our business is concentrated in a limited number of states, negative developments in these states could adversely affect our revenues and expenses and limit our flexibility in our underwriting process.

We are licensed to operate in a limited number of states. The percentage of our direct premiums written that related to policies issued to customers in Ohio, Pennsylvania and Kentucky were 31.9%, 19.9% and 15.9%, respectively, for the year ended December 31, 2003, and 28.3%, 19.9% and 16.6%, respectively, for the nine months ended September 30, 2004. A significant percentage of our revenues therefore are concentrated in a small number of states, and our revenues and expenses are therefore subject to prevailing regulatory, legal, economic, demographic, competitive and other conditions in these states. Changes in any of these conditions could make it less profitable for us to do business in Ohio, Pennsylvania and Kentucky and the other states in which we operate and limit our flexibility in our underwriting process.

Our growth strategy of expanding into new states entails numerous risks which may prevent us from successfully implementing our growth strategy.

Our growth strategy includes expanding into new states which will entail numerous risks, including risks associated with licensing, product design and pricing and personnel. When entering a new state, we must first obtain the necessary licenses. If a regulatory authority denies or delays granting us the necessary licenses, our ability to quickly enter a new state may be substantially impaired or precluded completely. We currently have applications for licenses pending in three states. We must also effectively analyze the underwriting risks, set adequate premium rates and establish appropriate reserves in each new state. In addition, because we believe our need for claims, sales and service employees will

Risk factors

increase proportionately with our growth, our expansion into new states will be subject to our ability to identify, hire and train new claims, sales and service employees to handle the expanded workload.

Our expansion will also place additional demands on our management, operations, systems, accounting, internal controls and financial resources. While we do not believe we will need to modify our existing systems to accommodate our growth strategy, we expect to open a new call center and expand or relocate our existing corporate headquarters to accommodate our growth. At this time, we are not certain if and when we will undertake these activities and cannot quantify the cost of these anticipated expenditures.

Any failure by us to manage our growth and to respond to changes in our business could prevent us from successfully implementing our growth strategy and have a material adverse effect on our business, results of operations and financial condition.

Our success depends on our ability to price the risks we underwrite accurately, and if we overprice or underprice those risks, our profitability could be adversely affected.

Our results of operations and financial condition depend on our ability to underwrite and set premium rates accurately for the risks we underwrite. Rate adequacy is necessary to generate sufficient premiums to pay losses, loss adjustment expenses and underwriting expenses and to earn a profit. We have both overpriced and underpriced our risks in the past. For example, shortly after we began selling policies in the Philadelphia area, we determined that we had significantly overpriced our risks, and, in January 2000, we decreased our average premium rate in Philadelphia by 35%. In contrast, in April 2004, we raised our average premium rate in South Carolina by 7% after determining that we had underpriced our risks in that market.

In order to set our premium rates accurately, we must collect and properly analyze a substantial amount of data; develop, test and apply appropriate rating formulas; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. Our ability to undertake these efforts successfully, and as a result set our premium rates accurately, is subject to a number of risks and uncertainties, some of which are outside our control, including:

-	the availability of sufficient reliable data and our ability to properly analyze available data;

-	the uncertainties that inherently characterize estimates and assumptions;

-	our selection and application of appropriate rating and pricing techniques; and

-	changes in legal standards, claim settlement practices, medical care expenses and automobile repair costs.

Consequently, we could underprice risks, which would negatively affect our profit margins, or we could overprice risks, which could reduce our sales volume and competitiveness. In either event, our profitability could be materially and adversely affected.

In addition, when setting premium rates we must take into account that our minimum limits policies generally result in a higher frequency of claims than policies issued in the standard market. We believe that our customers generally file more claims as a result of their driving record, age and vehicle type. The severity of our losses are generally less than in the standard market because the maximum exposure under our policies is limited to the state minimum limit.

We have exposure to claims related to severe weather conditions and other catastrophes, which may result in an increase in the number and amount of claims filed against us.

Our business is exposed to the risk of severe weather conditions and other catastrophes, such as snowstorms, rainstorms, hail and ice storms, windstorms, hurricanes, tornadoes, earthquakes, fires and other events such as terrorist attacks and riots. For example, in May 2002, we received 120 claims arising out of a hail storm in Ohio, Indiana and Kentucky and paid $216,000 to settle such claims.

Risk factors

The incidence and severity of severe weather and catastrophes are inherently unpredictable. Such conditions generally result in a higher incidence of automobile accidents and an increase in the number of claims.

If our losses and loss adjustment expenses exceed our reserves, we would have to increase our reserves which would lower our earnings.

We record reserve liabilities for the estimated future payment of losses and loss adjustment expenses for both reported and unreported claims. The establishment of appropriate reserves is an inherently uncertain process, involving actuarial and statistical projections of what we expect to be the cost of the ultimate settlement and administration of claims based on historical claims information, estimates of future trends in claims severity and other variable factors such as inflation. Due to the inherent uncertainty in estimating reserves, it has been necessary in the past, and may continue to be necessary in the future, to revise estimated liabilities as reflected in our reserves for claims and related expenses.

To the extent our reserves are deficient (increased) or redundant (decreased), the amount of such increase or decrease is recognized in earnings in the period in which the deficiency or redundancy is determined. Such adjustments to our reserves have had a material impact upon our net income in the past, and could have a material impact in future periods. For the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2004, we recognized redundancies of $1.2 million, $1.3 million and $0.7 million, respectively. For the year ended December 31, 2003, we recognized a deficiency of $2.2 million. All of these adjustments related to loss and loss adjustment expense reserves established in prior years. If no reserve adjustments had been recognized, net income would have been lower by $0.8 million, $0.8 million and $0.5 million for the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2004, respectively, and greater by $1.4 million for the year ended December 31, 2003.

Reinsurance may not be available to us in the future on acceptable terms which could cause us to retain more risk than we would otherwise desire or reduce the volume of our business.

Historically, we have used reinsurance to increase our underwriting capacity and reduce our exposure to losses. We terminated our most recent reinsurance agreement effective October 1, 2004. While we do not expect to need reinsurance in the near future, we will continue to evaluate our need for reinsurance. In the event that obtaining reinsurance becomes necessary or desirable to us, we cannot be certain that reinsurance will be available to us on acceptable terms. The availability, cost and structure of reinsurance protection are subject to prevailing market conditions, which are outside of our control. While we believe that the prevailing market conditions in the reinsurance industry currently provide us with the ability to obtain reinsurance on acceptable terms, adverse conditions in the reinsurance market could develop and cause us to retain more risk than we would otherwise desire or reduce our volume of business, either of which could impact our profitability.

We are subject to credit risks with respect to the financial strength of our former reinsurer and could suffer significant losses if our former reinsurer fails to pay us.

We used General Reinsurance Corporation, or Gen Re, which was rated A++ by A.M. Best at September 30, 2004, as our reinsurer from 1998 until October 1, 2004 when we terminated our reinsurance program. As of December 31, 2003 and September 30, 2004, we had $25.7 million and $15.0 million of unsecured deposit receivables, respectively, and $0.2 million and $0.1 million of unsecured reinsurance recoverables, respectively, from Gen Re. Unsecured deposit receivables represent amounts that we deposited with Gen Re pursuant to the terms of our recently terminated reinsurance agreement that Gen Re is obligated to return to us at various times in the future. Unsecured reinsurance recoverables represent amounts that we are entitled to recover from Gen Re relating to claims that we paid that Gen Re reinsured. In both cases, the amounts owed to us are unsecured obligations of Gen Re. As a result, we are subject to credit risks with respect to the financial strength

Risk factors

of Gen Re and could be exposed to significant losses in the event Gen Re fails to pay the amounts owed to us.

Market fluctuations and changes in interest rates can have significant and negative effects on our investment portfolio.

Our results of operations depend in part on the performance of our invested assets. As of September 30, 2004, 80.7% of our investment portfolio (by book value) was invested in fixed maturity securities, 13.5% in equity securities and 5.8% in cash and cash equivalents. Certain risks are inherent in connection with fixed maturity securities including loss upon default and price volatility in reaction to changes in interest rates and general market factors. An increase in interest rates lowers prices on fixed maturity securities, and any sales we make during the period of increasing interest rates may result in losses. Conversely, investment income earned from future investments in fixed maturity securities will decrease if interest rates decrease. At September 30, 2004, we had unrealized losses of $1.3 million on our investment portfolio. See “Business — Investments.”

We rely on our information technology and telecommunications systems, and the failure of these systems could disrupt our operations and cause us to lose business.

Our business is highly dependent upon the successful and uninterrupted functioning of our information technology and telecommunications systems. We rely on these systems to support our direct marketing operations, as well as to process new and renewal business, provide customer service, make claims payments and facilitate collections and cancellations. These systems also enable us to perform actuarial and other modeling functions necessary for underwriting and rate development. The failure of these systems could disrupt our operations and materially impact our ability to write and process new and renewal business, provide customer service or pay claims in a timely manner. This could result in a material adverse effect on our business.

We maintain insurance on our real property and other physical assets. This insurance will not compensate us for losses that may occur due to disruptions in service as a result of an information technology or telecommunication systems failure that is unrelated to covered property damage. We maintain some redundant systems or facilities for our information technology systems to help maintain functionality and reduce the risk of significant disruptions of our operations. However, at this time, our information technology systems are not fully redundant. See “Business — Technology.”

Because we are dependent on key executives, the loss of any of these executives could prevent us from implementing our business strategy and negatively affect our ability to grow our business and operate efficiently and profitably.

Our future success will depend in part upon the continued service of our Chairman and Chief Executive Officer, Ari Deshe, and our Vice Chairman and President, Jon P. Diamond. Our future success will also depend on our ability to attract and retain additional executives and key personnel. While following the closing of this offering we will have Severance Agreements with Messrs. Deshe and Diamond, we will not have employment agreements with any of our officers or key personnel nor will we maintain key person life insurance policies with respect to any of them. Although we are not aware of any impending departures or retirements, the loss of any of our officers or key personnel or our inability to attract and retain qualified personnel could prevent us from fully implementing our business strategy and negatively affect our ability to grow our business and operate efficiently and profitably. See “Management — Executive Officers and Directors.”

RISKS RELATING TO OUR INDUSTRY

Intense competition could impair our ability to retain existing customers and attract new customers and adversely affect our profitability.

Because there are relatively few barriers to entry other than regulatory considerations, the minimum limits personal automobile insurance business is highly competitive with a wide range of insurers seeking a share of the market. We compete with insurers that sell minimum limits personal automobile

Risk factors

insurance policies through independent agencies as well as with insurers that, like us, sell such policies directly to their customers. Therefore, we believe that our competition comes not only from large national companies such as the Progressive insurance group, the Allstate insurance group, the State Farm insurance group and the Berkshire Hathaway insurance group (including GEICO), but also from smaller specialty insurers, such as Infinity Property & Casualty Corporation, Direct General Corporation, Bristol West Insurance Company and Affirmative Insurance Company, and independent agents that operate in a specific region or single state in which we operate. We compete primarily on the basis of price, product distribution, coverage, payment terms and claims and customer service. Many of our competitors have more capital and greater resources than we have, offer a broader range of products at lower prices and sell their products through widespread agency networks, which may impair our ability to retain existing customers and attract new customers and adversely affect our profitability. See “Business — Competition.”

Our results may fluctuate as a result of cyclical changes in the personal automobile insurance industry.

The personal automobile insurance industry historically is cyclical in nature. The industry has been characterized by periods of price competition and excess underwriting capacity followed by periods of high premium rates and shortages of underwriting capacity. The duration of the cycles experienced in the industry is subject to many variables, but we believe they have historically ranged from two to four years. For example, in the late 1990’s and through 2000, the industry experienced price competition and increased claims. However, beginning in 2001, the underwriting results in the industry began to improve as a result of favorable pricing and competitive conditions. Because of the currently favorable pricing conditions in our industry, it is possible that new competitors will enter the market and existing insurers will attempt to increase market share by lowering rates causing a change in the cycle. Although we do not believe that the past cycles or the current cycle have materially affected our operations or profitability, we cannot guarantee that changes in the present conditions will not cause us to lose market share or have a material adverse effect on our underwriting results due to a reduction in our underwriting margin.

We are subject to comprehensive regulation that may restrict our ability to earn profits.

We are subject to comprehensive regulation by governmental agencies in Ohio where our insurance subsidiary is domiciled and in those states where our insurance subsidiary issues policies and handles claims. Certain states impose restrictions or require prior regulatory approval of certain corporate actions, which may adversely affect our ability to operate, innovate, obtain necessary rate adjustments in a timely manner or grow our business profitably. These laws and regulations provide safeguards for policy owners and are not intended to protect the interests of shareholders. Our ability to comply with these laws and regulations, and to obtain necessary regulatory action in a timely manner, is and will continue to be critical to our success.

Required licensing. We operate under licenses issued by various state insurance authorities. Such licenses are issued only after we file an appropriate application and satisfy prescribed criteria. We must obtain the appropriate new license before we can expand into a new state. If a regulatory authority denies or delays granting such new license, our ability to enter that market quickly can be substantially impaired or precluded completely. Based on our experience, the time required to obtain the licenses necessary to expand into a new state varies on a state-by-state basis and ranges from five weeks to several years.

Transactions between our insurance subsidiary, Safe Auto Insurance Company, and affiliates. We operate as an insurance holding company. Transactions between our insurance subsidiary and other members of our holding company system generally must be disclosed to the state regulators, and prior approval of the applicable regulator generally is required before any material or extraordinary transaction may be consummated. State regulators may refuse to approve or delay approval of such a transaction, which may impact our ability to innovate or operate efficiently. Transactions subject to these requirements include sale, investment, loan, guarantee and reinsurance transactions and

Risk factors

management agreements, service agreements, expense sharing arrangements and other contracts providing for the rendering of services on a regular, systematic basis.

Regulation of insurance rates and approval of policy forms. The insurance laws of most states in which our insurance subsidiary operates require insurance companies to file insurance rate schedules and policy forms for review and approval. If, as permitted in some states, we begin using new rates before they are approved, we may be required to issue refunds or credits to our policyholders if the new rates are ultimately deemed excessive or unfair and disapproved by the applicable state regulator. Accordingly, our ability to respond to market developments or increased costs in that state can be adversely affected.

Regulation of policy service fees. Our policy service fee revenues provide revenues in addition to the direct premiums we collect. These fees include policy origination fees, billing fees, cancellation fees and reinstatement fees and represented 11.2% and 10.8%, respectively, of our total revenues for the year ended December 31, 2003 and the nine months ended September 30, 2004. Changes in insurance regulation that restrict our ability to charge these fees could reduce our revenues. See “Business — Regulatory Environment.”

Our policy origination fees apply only to new policies and represent a significant percentage of our policy service fee revenues. While our policy origination fees continue to grow on a dollar basis, they are becoming a smaller percentage of our policy service fee revenues as a result of higher customer retention rates, increased sales in states where these fees are not permitted and higher billing and reinstatement fees in our newer states. For example, for the twelve months ended December 31, 2002 and 2003, our policy origination fees represented 33.4% and 31.0% of our policy service fee revenues, respectively. To the extent our customer retention rates increase and policy renewals, as opposed to new policies, become a greater percentage of our direct premiums written, our policy origination fees will continue to become a smaller percentage of our policy service fee revenues.

Restrictions on cancellation, non-renewal or withdrawal. Many states have laws and regulations that limit an insurer’s ability to exit a market. For example, certain states limit an automobile insurer’s ability to cancel or not renew policies. Some states prohibit an insurer from withdrawing from one or more lines of business in the state, except pursuant to a plan approved by the state insurance department. In some states, this applies to significant reductions in the amount of insurance written, not just to a complete withdrawal. These laws and regulations could limit our ability to exit or reduce our writings in unprofitable markets or discontinue unprofitable products in the future.

Other regulations. We must also comply with regulations involving, among other things:

-	the use of non-public consumer information and related privacy issues;

-	limitations on the types and amounts of investment;

-	the payment of dividends;

-	the acquisition or disposition of an insurance company or of any company controlling an insurance company;

-	the involuntary assignments of high-risk policies, participation in reinsurance facilities and underwriting associations, assessments and other governmental charges;

-	reporting with respect to financial condition;

-	periodic financial and market conduct examinations performed by state insurance department examiners; and

-	federal regulations promulgated by the U.S. Congress or federal agencies.

Compliance with laws and regulations addressing these and other issues often will result in increased administrative costs. In addition, these laws and regulations may limit our ability to underwrite and price risks accurately, prevent us from obtaining timely rate increases necessary to cover increased costs and restrict our ability to discontinue unprofitable relationships or exit unprofitable markets. These results, in turn, may adversely affect our profitability or our ability or desire to grow our

Risk factors

business in certain jurisdictions. The failure to comply with these laws and regulations may also result in actions by regulators, fines and penalties, and in extreme cases, revocation of our ability to do business in that jurisdiction. In addition, we may face individual and class action lawsuits by our insureds and other parties for alleged violations of certain of these laws or regulations. See “Business — Regulatory Environment” and “Business — Legal Proceedings.”

The outcome of recent litigation and insurance regulatory investigations may adversely impact our business.

In October 2004, the New York State Attorney General brought suit against Marsh & McClennan Companies, Inc. alleging, among other things, that the firm manipulated the insurance market through specified conduct relating to bid-rigging and agent/broker compensation practices. We also understand that other states’ attorneys general and insurance regulators have initiated similar investigations. In addition, the National Association of Insurance Commissioners, or NAIC, has recently proposed new rules requiring brokers to obtain written consent from their clients prior to receiving compensation from an insurance carrier. Because we sell our products directly to our customers without the use of any independent agents or brokers, we do not believe that the issues raised by this suit, these investigations or the NAIC’s proposed rule change are applicable to us. However, we cannot be certain what ultimate effect they, as well as any increased regulatory oversight, will have on the insurance industry as a whole, and thus our business.

Our insurance subsidiary’s failure to meet minimum capital and surplus requirements could subject us to regulatory action.

Our insurance subsidiary is subject to risk-based capital standards and other minimum capital and surplus requirements imposed under applicable state laws, including the laws of the state of its domicile, Ohio. The risk-based capital standards, based upon the Risk-Based Capital Model Act adopted by the NAIC, require our insurance subsidiary to report its results of risk-based capital calculations to state departments of insurance and the NAIC.

Failure to meet applicable risk-based capital requirements or minimum statutory capital requirements could subject our insurance subsidiary to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or even liquidation. Any changes in existing risk-based capital requirements or minimum statutory capital requirements may require us to increase our statutory capital levels, which we may be unable to do. See “Management’s discussion and analysis of financial condition and results of operations — Liquidity and Capital Resources” and “Business — Regulatory Environment.”

As a holding company, if our insurance subsidiary cannot pay sufficient dividends to us, we may not be able to pay our debts and expenses as they become due and/or pay cash dividends to our shareholders.

We are a holding company and a legal entity separate and distinct from our insurance subsidiary. As a holding company without significant operations of our own, our principal sources of our funds are dividends and other payments from our insurance subsidiary. State insurance laws limit the ability of our insurance subsidiary to pay dividends and require our insurance subsidiary to maintain specified minimum levels of statutory capital and surplus. These restrictions affect the ability of our insurance subsidiary to pay dividends to us without prior notice to, or approval of, regulatory authorities. We estimate that during 2005 our insurance subsidiary will be able to pay maximum dividends of approximately $19 million to Safe Auto Insurance Group, Inc. without regulatory approval. Consequently, our ability to repay debts, pay expenses and pay cash dividends to our shareholders may be limited. See “Business — Regulatory Environment.”

Risk factors

New pricing, claim and coverage issues and class action litigation are continually emerging in the personal automobile insurance industry, and these new issues could adversely impact our revenues, expenses and methods of doing business.

As personal automobile insurance industry practices and regulatory, judicial and consumer conditions change, unexpected and unintended issues related to claims, coverage and business practices may emerge. These issues can have an adverse effect on our business by changing the way we price our products, extending coverage beyond our underwriting intent, increasing the size or frequency of claims or requiring us to change our claims handling practices and procedures or our practices for charging fees. The effects of these unforeseen emerging issues could negatively affect our revenues, expenses and methods of doing business.

RISKS RELATING TO OUR COMMON SHARES AND THIS OFFERING

Our founders control us and may have interests that differ from those of our other shareholders.

After giving effect to this offering, our founders, Ari Deshe and Jon P. Diamond, together with their immediate family members and trusts for their respective benefits, will beneficially own approximately          % and          % of our common shares, respectively ( % and          %, respectively, if the underwriters’ over-allotment option is exercised in full). As a result, Messrs. Deshe and Diamond together will be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other shareholders, the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including mergers, acquisitions, asset sales and other significant corporate transactions and amendments to our organizational documents. The interests of Messrs. Deshe and Diamond may differ from the interests of our other shareholders in some respects. See “Principal and selling shareholders.”

Future sales of our common shares in the public market, or the possibility or perception of such sales, could adversely affect the market price of our common shares.

After giving effect to this offering, our existing shareholders, officers and directors will beneficially own                common shares, or approximately           % of our outstanding common shares (               common shares, or approximately          % if the underwriters’ over-allotment option is exercised in full). We cannot predict what effect, if any, future sales of shares by these persons, their affiliates or other shareholders or the availability of shares for future sale, may have on the prevailing market price of our common shares from time to time. Sales of substantial amounts of our common shares in the public market by these persons, their affiliates or our other shareholders, or the possibility or perception that such sales could occur, could adversely affect prevailing market prices for our common shares. If such sales reduce the market price of our common shares, our ability to raise additional capital in the equity markets may be adversely affected.

All of our existing shareholders, officers and directors have entered into 180-day lock-up agreements, pursuant to which they have generally agreed, subject to certain exceptions, not to offer or sell any common shares or securities convertible into or exercisable for common shares for a period of 180 days from the date of this prospectus without the prior written consent of UBS Securities LLC and Keefe, Bruyette & Woods, Inc. The common shares subject to the lock-up agreements will become eligible for resale as follows:

-	common shares (or common shares if the underwriters’ over-allotment option is exercised in full) will be eligible for resale in the public market without restriction immediately upon expiration of the 180-day lock-up period; and

-	common shares (or common shares if the underwriters’ over-allotment option is exercised in full) will be eligible for resale in the public market immediately upon expiration of the 180-day lock-up period subject to Rule 144 or Rule 701 under the Securities Act of 1933, and in

Risk factors

the case of the common shares issued to certain officers in connection with this offering, to the restrictions on transfer contained in the agreements relating to their issuance.

Although UBS Securities LLC and Keefe, Bruyette & Woods, Inc. have advised us that they have no intent or understanding to do so, they may, in their sole discretion, at any time and without public notice, permit early release of the common shares prior to the expiration of the 180-day lock-up period. UBS Securities LLC and Keefe, Bruyette & Woods, Inc. have advised us that prior to granting an early release of our common shares, they would consider factors including the reasons for and circumstances surrounding the request, market conditions, the performance of our share price, trading liquidity and other relevant considerations. They have advised us that they will not consider their own holdings as a factor in their decision to grant an early release from the provisions of such lock-up agreements.

Following this offering, we also intend to register the            common shares reserved for issuance under our 2004 Stock Option and Incentive Equity Plan on a registration statement on Form S-8 under the Securities Act. As of the date of this prospectus, we have made no awards under this plan. Subject to the 180-day lock-ups and the restrictions imposed under this plan, common shares issued under the plan after the effective date of such Form S-8 will be eligible for resale in the public market without restriction to the extent they are held by persons who are not our affiliates. The common shares sold in this offering will be freely transferable without restriction unless purchased by our affiliates. See “Common Shares eligible for future sale” and “Underwriting.”

Because there has been no prior public market for our common shares, there can be no assurance that a public market will develop or that the market price for our common shares will not decline below the initial public offering price.

Prior to this offering, there has been no public market for our common shares. There can be no assurance that an active trading market will develop and continue upon completion of this offering or that the market price for our common shares will not decline below the initial public offering price. The initial public offering price will be determined through negotiations between us and the underwriters. The initial public offering price will be based on numerous factors and may not be indicative of the market price for our common shares after the initial public offering. Factors such as variations in our actual or anticipated operating results, changes in or failure to meet earnings estimates of securities analysts, market conditions in the personal automobile insurance industry, regulatory actions and general economic and securities market conditions, among other factors, could cause the market price for our common shares to fluctuate and decline below the initial public offering price.

As a new investor, you will experience immediate and substantial dilution as a result of this offering.

The initial public offering price per common share is higher than our net tangible book value per share. As a result, investors purchasing our common shares in this offering will incur immediate and substantial dilution of their investment because these investors will pay a per share price that exceeds the value of our assets after subtracting our liabilities on a per share basis and will contribute        % of the consideration paid by all of our shareholders, including those purchasing shares in this offering, but will own only        % of our outstanding shares. Based upon the issuance and sale of common shares at an assumed initial public offering price of $           per share (the mid point of the price range set forth on the front cover of this prospectus), investors will incur immediate dilution of $               in the net tangible book value per share purchased in this offering. In the event that we issue additional common shares in the future, including shares that may be issued upon exercise of options and other rights granted under our 2004 Stock Option and Incentive Equity Plan, investors purchasing our shares in this offering may experience future dilution. As of the date of this prospectus, we have not granted

Risk factors

any options or other awards under this plan, and, as a result, no common shares will be issuable under this plan at the time we complete this offering. See “Dilution.”

Certain provisions contained in our organizational documents and the laws of the state of Ohio and other states in which we conduct business could impede an attempt to replace or remove our management or prevent the sale of our company, which could diminish the value of our common shares.

Our amended and restated articles of incorporation, our code of regulations and the laws of the state of Ohio and other states in which our insurance subsidiary conducts business contain provisions that could impede an attempt to replace or remove our management or prevent the sale of our company, that, in either case, shareholders might consider to be in their best interests. For instance, these provisions may prevent shareholders from receiving the benefit of any premium over the market price of our common shares offered by a bidder in a potential takeover. In addition, the existence of these provisions may adversely affect the prevailing price of our common shares if they are viewed as discouraging takeover attempts in the future. See “Business — Regulatory Environment” and “Description of capital stock.”

Special note regarding forward-looking statements

This prospectus, including the sections titled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business,” contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus other than statements of historical fact are forward-looking statements. Forward-looking statements include statements regarding our future financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words “may,” “continue,” “estimate,” “intend,” “plan,” “will,” “believe,” “project,” “expect,” “anticipate” and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. The following could cause our actual results to differ, perhaps materially, from those described in our forward-looking statements:

-	Because our primary product is minimum limits personal automobile insurance, negative developments in this part of the personal automobile insurance industry could adversely affect our results of operations and financial condition and limit our flexibility in our underwriting process;

-	Because our business is concentrated in a limited number of states, negative developments in these states could adversely affect our revenues and expenses and limit our flexibility in our underwriting process;

-	Our growth strategy of expanding into new states entails numerous risks which may prevent us from implementing our growth strategy;

-	Our success depends on our ability to price the risks we underwrite accurately, and if we overprice or underprice those risks, our profitability could be adversely affected;

-	We have exposure to claims related to severe weather conditions and other catastrophes, which may result in an increase in the number and amount of claims filed against us;

-	If our losses and loss adjustment expenses exceed our reserves, we would have to increase our reserves which would lower our earnings;

-	Reinsurance may not be available to us in the future on acceptable terms which could cause us to retain more risk than we would otherwise desire or reduce the volume of our business;

-	We are subject to credit risks with respect to the financial strength of our former reinsurer and could suffer significant losses if our former reinsurer fails to pay us;

-	Market fluctuations and changes in interest rates can have significant and negative effects on our investment portfolio;

-	We rely on our information technology and telecommunications systems, and the failure of these systems could disrupt our operations and cause us to lose business;

-	Because we are dependent on key executives, the loss of any of these executives could prevent us from implementing our business strategy and negatively affect our ability to grow our business and operate efficiently and profitably;

-	Intense competition could impair our ability to retain existing customers and attract new customers and adversely affect our profitability;

-	Our results may fluctuate as a result of cyclical changes in the personal automobile insurance industry;

-	We are subject to comprehensive regulation that may restrict our ability to earn profits;

Special note regarding forward-looking statements

-	Our insurance subsidiary’s failure to meet minimum capital and surplus requirements could subject us to regulatory action;

-	As a holding company, if our insurance subsidiary cannot pay sufficient dividends to us, we may not be able to pay our debts and expenses as they become due and/or pay cash dividends to our shareholders; and

-	New pricing, claim and coverage issues and class action litigation are continually emerging in the personal automobile insurance industry, and these new issues could adversely affect our revenues, expenses and methods of doing business.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in “Risk factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where you can find additional information.”

Use of proceeds

We estimate that the net proceeds from our sale of the                     common shares we are offering will be $                     million (based upon an assumed offering price of $          per share, the mid-point of the range set forth on the front cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds:

-	to repay approximately $ of outstanding indebtedness under our working capital facility and a mortgage loan relating to our home office;

-	to contribute approximately $ to our insurance subsidiary, which will increase its capital and surplus;

-	to pay approximately $ to certain of our officers (excluding Messrs. Deshe and Diamond) to cover taxes on the grant of common shares to them immediately prior to the declaration of effectiveness of the registration statement of which this prospectus is a part; and

-	for working capital and other general corporate purposes, including to make interest payments under our outstanding junior subordinated debentures and to pay operating costs incurred by Safe Auto Insurance Group, Inc.

The indebtedness being repaid bore a weighted average interest rate of 4.4% as of December 1, 2004 and matures in part ($6.5 million) on February 21, 2005 and in part ($1.7 million) on December 1, 2006. Our working capital facility and mortgage loan are financed by National City Bank, of which Ralph A. Kaparos, one of our directors, is a Senior Vice President, and will be terminated upon the repayment of the outstanding indebtedness from the proceeds of this offering.

Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.

We will not receive any additional proceeds from the sale of common shares by the selling shareholders if the underwriters exercise their over-allotment option.

Dividend policy

Our board of directors currently intends to declare and pay quarterly dividends on our common shares of $          per common share. The declaration and payment of dividends is subject to the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that our board of directors may deem relevant. For further discussion of our cash resources and needs, see “Management’s discussion and analysis of financial condition and results of operations — Liquidity and Capital Resources.”

Our ability to declare dividends is affected by our holding company structure and regulatory restrictions on the ability of our insurance subsidiary to declare dividends. See the section entitled “Business — Regulatory Environment.” In addition, in May 2004, we organized a special purpose business trust subsidiary, which issued floating rate trust preferred securities in an exempt private placement transaction and used the proceeds from such sale of floating rate trust preferred securities to purchase junior subordinated debentures from us. If we defer or default on interest payments relating to the junior subordinated debentures, we will be prohibited from paying dividends on our common shares. For further discussion of our trust subsidiary, see Note 12 to our consolidated financial statements and “Management’s discussion and analysis of financial condition and result of operations — Liquidity and Capital Resources.”

Capitalization

The following table sets forth our capitalization as of September 30, 2004:

-	on an actual basis;

-	on a pro forma basis to give effect to (1) the conversion of all outstanding non-voting shares into common shares, (2) the issuance of common shares to certain of our officers (excluding Messrs. Deshe and Diamond), the cash bonus related to taxes on such issuances and any associated compensation expense (net of tax) to us and (3) the -for-1 stock split, all of which will occur immediately prior to the declaration of effectiveness of the registration statement of which this prospectus is a part; and

-	on a pro forma basis as adjusted to reflect the sale of common shares by us in this offering (at an assumed offering price of $ per common share, which is equal to the mid-point of the range set forth on the front cover of this prospectus), after deducting underwriting discounts and commissions and estimated expenses to be paid by us.

This table contains unaudited information and should be read in conjunction with our consolidated financial statements and the accompanying notes that appear elsewhere in this prospectus.

	As of September 30, 2004

				Pro forma
	Actual	Pro forma		as adjusted

	(dollars in thousands)
Total debt, including capital lease obligations	$22,801	$		$

Shareholders’ equity:
Preferred shares, par value $.01 per share; 0 shares authorized, actual; shares authorized, pro forma and pro forma as adjusted; none issued and outstanding, actual, pro forma and pro forma as adjusted	—		—	—
Common shares, par value $.01 per share; 75,000 shares authorized, actual; shares authorized, pro forma and pro forma as adjusted; 33,000 shares issued and outstanding, actual; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	—
Additional paid-in-capital	4,400
Retained earnings	70,316
Accumulated other comprehensive income	1,280

Total shareholders’ equity	75,996

Total capitalization	$98,797	$		$

Dilution

If you invest in our common shares, your interest will be diluted immediately to the extent of the difference between the public offering price per share you will pay in this offering and the pro forma net tangible book value per common share immediately after this offering.

Our net tangible book value as of September 30, 2004 was approximately $76.0 million, or $          per common share. Net tangible book value per share is equal to our total tangible assets minus total liabilities, all divided by the number of common shares outstanding as of September 30, 2004.

Our pro forma net tangible book value per share as of September 30, 2004 was approximately $          per share. Pro forma net tangible book value per share gives effect to:

-	the conversion of all outstanding non-voting shares as of September 30, 2004 into common shares;

-	the -for-1 stock split; and

-	the issuance of common shares to certain of our officers (excluding Messrs. Deshe and Diamond),

all of which will occur immediately prior to the declaration of effectiveness of the registration statement of which this prospectus is a part.

After giving effect to the sale of the                     common shares we are offering (at an assumed offering price of $          per common share, which is equal to the mid-point of the range set forth on the front cover of this prospectus) and after deducting underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2004 would have been approximately $            million, or $            per share. This represents an immediate increase in pro forma net tangible book value of $          per share and an immediate dilution of $          per share to new investors. The following table illustrates this calculation on a per share basis:

Assumed initial public offering price per common share	$
Net tangible book value per common share as of September 30, 2004
Pro forma increase in net tangible book value per common share attributable to the conversion of all outstanding non-voting shares and the issuance of common shares to certain of our officers
Increase on a pro forma as adjusted basis in net tangible book value per common share attributable to the sale of common shares to new investors

Pro forma as adjusted net tangible book value per common share after the offering
Dilution in net tangible book value per common share to new investors	$

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2004, after giving effect to this offering, and the pro forma adjustments referred to above, the total number of our common shares purchased from us and the total consideration and average price per share paid by existing shareholders and by new investors:

	Total shares		Total consideration
Average price
	Number	%	Amount	%	per share

Existing shareholders		%		%	$
New investors

Total		100.0%		100.0%

Dilution

If the underwriters exercise their over-allotment option in full, the following will occur:

-	the pro forma as adjusted percentage of common shares held by existing shareholders will decrease to , or approximately % of the total number of pro forma as adjusted common shares outstanding after this offering; and

-	the pro forma as adjusted number of common shares held by new investors will increase to , or approximately % of the total number of pro forma as adjusted common shares outstanding after this offering.

The tables and calculations above are based on                     common shares outstanding as of September 30, 2004 and exclude                     common shares available for future issuance under our 2004 Stock Option and Incentive Equity Plan at the closing of this offering.

Selected consolidated financial data

The following selected consolidated financial data for the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus and audited by Ernst & Young LLP. The selected consolidated financial data for the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999 and 2000 have been derived from our unaudited consolidated financial statements which have been prepared on the same basis as our audited financial statements. We derived the selected consolidated data as of and for the nine months ended September 30, 2003 and 2004 from our unaudited consolidated financial statements, which include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of our financial position and results of operations as of the dates or for the periods indicated. The selected consolidated financial data set forth below should be read together with the consolidated financial statements and the related notes to those statements, as well as “Management’s discussion and analysis of financial condition and results of operations,” appearing elsewhere in this prospectus. Results for past accounting periods are not necessarily indicative of the results to be expected for any future accounting periods.

						Nine months
	Year ended December 31,					ended September 30,

Statement of operations data	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except for share and per share data)					(unaudited)
Revenues:
Premiums earned	$34,481.6	$37,438.9	$67,300.6	$123,766.4	$200,516.6	$144,405.0	$196,402.4
Policy service fee revenues	5,731.4	6,286.9	10,467.9	16,822.3	25,701.8	18,398.7	24,237.6
Net investment income	1,295.4	1,458.8	2,124.6	2,247.0	3,222.9	2,239.3	3,992.7
Realized gains (losses) on investments	0.4	159.1	(1,435.5)	(1,085.3)	(270.9)	(69.2)	47.8
Other revenues	39.0	(69.4)	15.9	25.1	169.0	129.8	118.2

Total revenues	41,547.8	45,274.3	78,473.5	141,775.5	229,339.4	165,103.6	224,798.7

Costs and expenses:
Losses and loss adjustment expenses	20,202.3	26,465.2	46,008.3	79,944.8	140,079.3	98,491.2	132,851.8
Selling, general and administrative expenses	14,925.0	14,827.3	26,014.5	41,790.9	61,594.5	43,798.6	58,720.8

Total costs and expenses	35,127.3	41,292.5	72,022.8	121,735.7	201,673.8	142,289.8	191,572.6

Income before tax	6,420.5	3,981.8	6,450.7	20,039.8	27,665.6	22,813.8	33,226.1
Income tax expense	2,152.1	1,290.4	2,868.6	6,993.1	9,614.4	7,892.0	11,368.3

Net income	$4,268.4	$2,691.4	$3,582.1	$13,046.7	$18,051.2	$14,921.8	$21,857.8

Balance Sheet Data:
Cash and investments	$36,133.5	$40,182.2	$57,477.2	$75,673.6	$120,465.0	$107,012.7	$187,101.0
Total assets	53,181.6	62,385.0	89,373.6	138,311.7	213,954.6	207,315.9	291,042.0
Unpaid losses and loss adjustment expenses	18,955.2	20,652.2	31,272.6	44,496.2	75,147.8	66,895.9	94,164.0
Debt	1,991.8	1,953.8	3,432.8	7,286.6	7,532.7	7,522.9	22,800.7
Total liabilities	37,166.1	43,610.9	67,445.2	103,043.7	159,507.9	156,681.9	215,045.9
Shareholders’ equity	16,015.5	18,774.1	21,928.4	35,268.0	54,446.7	50,634.0	75,996.1
Operating Data:
Direct premiums written	$37,894.4	$45,017.8	$82,905.7	$138,609.7	$221,264.3	$167,842.9	$212,872.2

Selected consolidated financial data

						Nine months
	Year ended December 31,					ended September 30,

Statement of operations data	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except for share and per share data)					(unaudited)
Per Share Data – Historical:
Basic and diluted net income per common share
Book value per common share
Basic and diluted weighted average number of common shares outstanding
Per Share Data – Adjusted(1):
Pro forma basic and diluted net income per common share (unaudited)
Book value per common share
Pro forma basic and diluted weighted average number of common shares outstanding (unaudited)
Ratios – GAAP:
Loss ratio (2)	50.2%	60.5%	59.2%	56.9%	61.9%	60.5%	60.2%
Expense ratio (3)	37.1%	33.9%	33.4%	29.7%	27.2%	26.9%	26.6%

Combined ratio (4)	87.3%	94.4%	92.6%	86.6%	89.1%	87.4%	86.8%

(1)	Adjusted to reflect the conversion of all outstanding non-voting shares into common shares, the issuance of common shares to certain of our officers and the -for-1 stock split of common shares, all of which will occur immediately prior to the declaration of effectiveness of the registration statement of which this prospectus is a part.

(2)	GAAP loss ratio is the ratio, expressed as a percentage, of (a) losses and loss adjustment expenses incurred to (b) the sum of premiums earned and policy service fee revenue.

(3)	GAAP expense ratio is the ratio, expressed as a percentage, of (a) operating expenses incurred to (b) the sum of premiums earned and policy service fee revenue.

(4)	GAAP combined ratio is the sum of the loss ratio and the expense ratio.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes to those financial statements appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as those set forth under “Risk factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

OVERVIEW

We are a fast-growing, consumer-direct insurance company that specializes in marketing and underwriting state required minimum limits personal automobile insurance coverage. Minimum limits refer to minimal levels of bodily injury and property damage liability insurance coverage that drivers are required to carry in order to comply with individual state law. Approximately 43% of our customers also purchase physical damage insurance coverage for their own automobile even though state law does not require it. Our licensed sales representatives sell policies to drivers who, in many cases, cannot obtain insurance from standard carriers due to a variety of factors, such as their driving record, age or vehicle type. Customers in the minimum limits market generally have higher average premiums for a comparable amount of coverage than customers who qualify for the standard market and represent a higher than normal risk.

Since our inception, we have focused on selling and servicing minimum limits personal automobile insurance policies directly to customers through our company-owned call centers and promoting our Safe Auto® brand through various marketing efforts. We manage all aspects of marketing, policy issuance, payment processing and collection, claims and customer service utilizing our proprietary integrated systems and operations, and believe that managing these functions enables us to improve our financial results and ensure a high-quality experience for our customer. We attract customers to our company-owned call centers by developing strong brand name recognition through various marketing efforts that emphasize the risks associated with driving uninsured. We also seek to promote our competitive rates, affordable monthly payments and superior customer service. We utilize a variety of advertising methods, including television, radio, print, and billboard advertisements that build brand awareness with an easy to remember toll-free number, 1-800-SAFE-AUTO, as well as our catchy jingle and slogans, “Minimum Coverage For Minimum BudgetsSM” and “We Keep You Legal For LessSM.” We believe that the combination of our minimum limits coverage focus, direct distribution and use of company-owned call centers is unique and provides us with an advantage over our competitors.

We began our insurance operations in Ohio in 1993 and expanded into Indiana in 1997, Kentucky in 1998, Pennsylvania in 1999, South Carolina and Georgia in 2000, Tennessee in 2002, Louisiana and Mississippi in 2003, and, most recently our tenth state, Illinois, in June 2004. We are also licensed to sell insurance in Arizona, Arkansas and Oklahoma, and intend to commence operations in Arizona and Oklahoma in 2005. For the nine months ended September 30, 2004, we generated approximately 88% of our direct premiums written in Ohio, Indiana, Kentucky, Pennsylvania and South Carolina, the five states where we have been operating the longest. Accordingly, a significant percentage of our revenues are concentrated in a small number of states; therefore, our revenues and profitability are subject to prevailing regulatory, legal, economic, demographic, competitive and other conditions in these states.

We believe we have less than a 2% share of the personal automobile insurance market in each of the states in which we currently operate, based on statistics obtained from A.M. Best. By leveraging the strength of our Safe Auto® brand, we continue to grow our market share within our traditional

Management’s discussion and analysis of financial condition and results of operations operating states while expanding into newly licensed states. With this strategy, we have increased direct premiums written by a compound annual growth rate of 55.4% since 1999. Total revenues have grown from $41.5 million in 1999 to $229.3 million in 2003. Our statutory loss ratio over that same time period averaged 63.7%, compared to the personal automobile industry average of 80.3% according to A.M. Best. Net income from 1999 to 2003 increased from $4.3 million to $18.1 million, representing a compound annual growth rate of 43.2%.

Our revenues are derived principally from:

-	Premiums we earn from sales of minimum limits personal automobile insurance;

-	Policy service fee revenues, which are comprised primarily of fees that we earn in connection with the sale, service and billing of insurance policies; and

-	Net investment income we earn on our invested assets.

Our expenses consist principally of:

-	Insurance losses and loss adjustment expenses, such as legal and other fees relating to the settlement of claims and the portion of general expenses allocated to claim settlements, which include estimates for losses and loss adjustment expenses incurred during the period and changes in estimates from prior periods; and

-	Selling, general and administrative costs, including salaries, advertising, premium taxes, interest and other expenses of our operations.

We have experienced considerable growth in direct premiums written over the last three years and to a lesser degree in 2004. We anticipate our annual growth rate for direct premiums written to range between 20% and 25% in the foreseeable future. We believe we can continue to increase our revenues in Ohio, Indiana, Kentucky, Pennsylvania and South Carolina, the five states where we have been operating the longest, while also increasing our revenues in the five other states where we currently do business and by entering new states. We recently began operations in our tenth state, Illinois, and intend to commence operations in Arizona and Oklahoma in 2005. We do not plan to utilize rate increases or reductions to sustain our growth rates, although selective rate increases or reductions may occur in some markets.

Regulatory Actions. Regulatory actions by state and local governments in the past few years suggest more active enforcement of automobile insurance laws requiring drivers to carry minimum limits coverage. For example, South Carolina recently developed an Automated Liability Insurance Reporting, or ALIR, database system to track uninsured motorists in response to the South Carolina legislature’s passage of the Motorist Insurance Database Program Act of 2002. Under this Act, effective September 15, 2004, insurers issuing policies in South Carolina are required to report electronically to the ALIR database the initiation and cancellation of all automobile insurance policies. After the ALIR database receives a cancellation report, the state sends a notice to the owner of the uninsured vehicle requesting proof of liability insurance. Similarly, Georgia developed its own electronic verification system, the Georgia Electronic Insurance Compliance System, or GEICS, in response to the Georgia legislature’s passage of legislation (Ga. Code Ann. § 40-5-71) that requires insurers to report policy initiations and cancellations. GEICS has enabled the state to mail notices to owners of uninsured vehicles requesting proof of liability insurance since March 16, 2004 and allowed law enforcement officials to access insurance verification data from their vehicles since January 1, 2004. We believe that in 2002 the City of Philadelphia began more actively enforcing a state law (75 Pa. C.S.A. § 6309.2) that requires law enforcement officials to seize a vehicle for which the registration presented upon request is suspended for failure to maintain the requisite minimum limits coverage. We believe these enforcement efforts help strengthen the demand for our products. Since we also believe many public

Management’s discussion and analysis of financial condition and results of operations officials are concerned about the uninsured population, we expect further enforcement efforts to be implemented in the future.

We are also seeing movements by individual states to improve the access to automobile insurance. For instance, legislators in Georgia recently passed legislation (Ga. Code Ann. § 33-34-3 (a)(4)(A)) that allows a 30-day down payment for personal automobile liability insurance effective January 1, 2005. As Georgia’s minimum down payment requirement was previously 60 days, the new law will help make automobile insurance more accessible to those individuals who could not afford a two month down payment. We believe such movements to improve access to automobile insurance will increase the demand for our products.

Despite the enforcement of regulations mandating that drivers have minimum limits coverage and recent movements to improve access to automobile insurance, there are still a large number of drivers that do not carry any personal automobile insurance. A report dated December 2000 and based on data from 1995-1997 by the Insurance Research Council entitled “Uninsured Motorists” estimates that in the United States approximately 13% of drivers do not carry automobile liability insurance. Based on Federal Highway Administration statistics from 2001, this percentage implies that there are approximately 25 million uninsured motorists in the United States. The percentage of uninsured motorists varies significantly by state. As more states increase enforcement with respect to uninsured motorists, we believe that our customer base will continue to grow as we specifically target uninsureds in our advertising campaigns.

Termination of Reinsurance Agreement. We have utilized reinsurance in the past to increase our underwriting capacity and maintain our net exposures within our capital resources. Due to significant growth in our insurance subsidiary’s statutory surplus in recent years, we believe that we will not need reinsurance in the foreseeable future to achieve these objectives; therefore, we terminated our reinsurance agreement with General Reinsurance Corporation, which we refer to as Gen Re, effective October 1, 2004. Accordingly, unless circumstances change, we will not incur the costs associated with reinsurance in future periods beyond our fiscal third quarter of this year. For the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, we incurred $0.3 million, $1.3 million, $1.9 million and $1.3 million, respectively, in expenses related to our reinsurance agreement. We believe that the termination of this reinsurance agreement will not have a material impact on our business, financial condition and operating results beyond the absence of these associated expenses and the collection of the $15.0 million of deposit receivables outstanding from Gen Re as of September 30, 2004. We expect to collect a substantial portion of our deposit receivables over the next 12 months as shared losses are paid. As we have accounted for this reinsurance agreement under the deposit method, we do not believe that the termination should have any impact on our loss and loss adjustment expense reserves beyond normal adjustments determined during the ordinary course of business.

CRITICAL ACCOUNTING POLICIES

Note 1 of the notes to our consolidated financial statements provides a summary of our significant accounting policies. Among these policies, we consider our most critical accounting estimates, which require significant judgment by management, to be those with respect to reserves for losses and loss adjustment expenses (referred to as “LAE”) and the determination of “other than temporary” impairment on investments. These accounting estimates require the use of assumptions about matters that are highly uncertain at the time of estimation.

Loss and Loss Adjustment Expense Reserves. Loss and LAE reserves represent our best estimate of our ultimate liability for losses and LAE that occurred prior to the end of each accounting period but have not yet been paid. Because our insureds and claimants typically notify us within a short time after

Management’s discussion and analysis of financial condition and results of operations an accident has occurred, our ultimate liability under our policies for losses and LAE generally emerges in a relatively short period of time. In some cases, however, the period of time between the occurrence of an insured event and the final settlement of a claim may be several months or years, and as time passes, it often becomes necessary to adjust the estimated loss and LAE reserves either upward or downward based on favorable or unfavorable developments.

When claims are reported to us, we record an estimated liability for losses and LAE that will ultimately be paid to settle the claims, which we refer to as case reserves. In addition, since losses are not always reported when they occur, we estimate liabilities for losses that have occurred but have not been reported to us, which we refer to as incurred-but-not-reported, or IBNR, reserves.

The following table sets forth our estimated liability for losses and LAE, allocated among case, IBNR and LAE reserves, as of December 31, 2003 and September 30, 2004.

				Total
				Loss and LAE
	Case	IBNR	LAE	Reserves

	(in millions)
As of December 31, 2003	$48.9	$17.6	$8.6	$75.1
As of September 30, 2004	$53.3	$30.3	$10.6	$94.2

As the ultimate liability for losses and LAE relating to both reported and unreported claims is relatively unknown until final settlement, we record our best estimates that are primarily based on historical loss experience adjusted for changes in estimations and assumptions about frequency and severity trends, settlement patterns, policy limit provisions and many other factors. We use the expertise of an independent, third party actuarial consultant, in conjunction with our own experience, estimates and assumptions, to determine our best estimates of loss and LAE reserves.

On a quarterly basis our independent, third party actuarial consultant, in conjunction with management, conducts reserve reviews using historical losses by coverage and computes two reasonable estimates of needed reserves: a point estimate and a high point estimate. The reserve reviews are completed in accordance with professional actuarial standards and techniques. As part of these quarterly reviews, various tests are performed to estimate average frequency and severity of claims. Frequency represents the number of claims per automobile insured, and severity represents the average cost per claim. Management then evaluates the actuarially developed information and assumptions for reasonableness.

Management utilizes the actuarial quarterly reviews to help prepare its best estimate of loss and LAE reserves at quarter-end and during the following quarter. In doing so, management compares the reserves estimated by management to the actuarial review estimates. Specifically, management compares the reserve trend information with current quarter loss results. Comparisons of IBNR to historical earned premiums, on a rolling 12-month basis, are also utilized in setting management’s best estimate each period. Adjustments are made in the current period when differences with the actuarial estimates are considered to be appropriate. Otherwise these differences are incorporated into the reserve setting process the following period. Management establishes LAE reserves based upon a percentage of loss reserves, while monitoring the actuarial results on a quarterly basis to ensure current LAE reserves are appropriate.

The process for establishing the ultimate liability for unpaid losses and LAE is inherently uncertain and complex, requiring the use of informed estimates and assumptions. Estimates of loss and LAE reserves are subject to variation as a result of factors such as inflation, economic developments, claims settlement patterns, legislative activity and litigation trends. Also, key assumptions are made regarding future claims emergence, the future impact of inflation, amounts that may be collected from subrogation and salvage and the amount of claims that will be closed with or without payment.

Management’s discussion and analysis of financial condition and results of operations

Changes in the applied estimates or assumptions could result in materially different amounts being reported as reserves. Periodically, we will make necessary changes in our applied estimates and assumptions as experience develops or as new information becomes known. Such changes result in decreases or increases, as applicable, in net income in the period in which changes to the estimates or assumptions are implemented. Accordingly, the actual losses and LAE may differ materially from the reserves we have recorded. We do not discount reserves. See “Business — Loss and Loss Adjustment Expense.”

Our fast growth has created additional uncertainty in estimating our ultimate liability for losses and LAE. Contributing to this uncertainty are recent business expansions into newly licensed states with less historical loss experience and changes in our mix of business in each state. To address this additional uncertainty, management believes that it is reasonable to establish reserves closer to the actuarial high point estimate.

The following table shows our independent, third party actuarial consultant’s point estimates and high point estimates for our loss and LAE reserves, along with management’s best estimates, as of December 31, 2003 and September 30, 2004. The last two columns display the estimated after-tax impact on net income if the loss and LAE reserves were moved to the actuarial consultant’s point and high point estimates.

				After-Tax Impact
				On Net Income

	Actuarial Consultant’s

			Management’s	Reserves at
	Point	High Point	Best
	Estimate	Estimate	Estimate	Point	High Point

	(in millions)
As of December 31, 2003	$68.6	$76.1	$75.1	$4.2	$(0.6)
As of September 30, 2004	$88.2	$94.9	$94.2	$3.9	$(0.5)

Valuation of Investments. In accordance with Statement of Financial Accounting Standards, SFAS, No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and Emerging Issues Task Force, EITF, Topic No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” our investments are recorded at fair value and are typically based on publicly available quoted prices. From time to time, the carrying value of our investments may be temporarily impaired. We do not adjust the carrying value of any investment unless management determines that the deterioration in value is other than temporary.

We conduct quarterly reviews to assess whether the value of our investments is impaired and if any impairment is other than temporary. When assessing whether impairment of a fixed maturity is other than temporary, we consider at a minimum (a) interest rates; (b) the credit quality of the investment; (c) the duration and severity of the impairment; (d) our ability and intent to hold the investment until maturity or a period of time sufficient to allow for recovery in the market value; (e) the financial condition, future prospects and estimated future cash flows of the issuer; and (f) overall economic and market conditions. When assessing equity securities for impairment, we consider at a minimum (a) the duration and severity of the impairment; (b) whether the decline appears to be related to general market fluctuations or appears to be more industry or issuer-specific; and (c) the financial condition and future prospects of the issuer. In addition, our assessments include consultations with asset managers, the use of recent financial data, and third-party data we deem reliable, such as agency ratings and analyst buy/sell/hold recommendations and earnings estimates.

If we determine that the value of any investment is other-than-temporarily impaired, we record a charge against earnings in the amount of the impairment and write down the carrying value of the investment to its current fair value. We recognized $1.2 million, $0.2 million and $0.5 million in impairment charges included in net realized gains and losses on investments for the years ended

Management’s discussion and analysis of financial condition and results of operations

December 31, 2002 and 2003, and nine months ended September 30, 2004, respectively. We did not recognize any impairment charges for the year ended December 31, 2001 or for the nine months ended September 30, 2003.

In addition to the quarterly valuation reviews described above, we continually monitor developments affecting our invested assets, paying particular attention to specific events that might give rise to impairment write-downs. Further realized losses from impairments within the portfolio during 2004 are possible if economic and financial conditions change. Our assessment of a temporary decline in fair value includes our current judgment as to the financial position, future prospects and future cash flows of the entity that issued the investment security. If our judgment changes in the future, we may ultimately recognize a realized loss after having originally concluded that the decline in fair value was temporary. See the “ — Investments” section below for further discussion and analysis with respect to securities in an unrealized loss position at December 31, 2003 and September 30, 2004.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

The table below summarizes certain operating results and key measures we use in monitoring and evaluating our operations. The information provided is intended to summarize and supplement information contained in our consolidated financial statements and to assist the reader in gaining a better understanding of our results of operations.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

(in millions)				(unaudited)
Selected operating data
Direct premiums written
Ohio	$34.5	$51.9	$70.6	$53.2	$60.2
Pennsylvania	15.5	26.9	44.1	33.2	42.3
Kentucky	11.2	20.9	35.1	26.5	35.3
South Carolina	6.7	15.6	30.8	24.2	30.4
Indiana	9.4	14.4	20.8	16.0	19.5
Georgia	5.6	8.6	14.5	11.2	15.1
All other states	—	0.3	5.4	3.5	10.1

Direct premiums written	$82.9	$138.6	$221.3	$167.8	$212.9
Ceded premiums written	(3.1)	—	—	—	—

Net premiums written	79.8	138.6	221.3	167.8	212.9
Change in net unearned premiums	(12.5)	(14.8)	(20.8)	(23.4)	(16.5)

Net premiums earned	$67.3	$123.8	$200.5	$144.4	$196.4
Policy service fee revenue	$10.5	$16.8	$25.7	$18.4	$24.2
Net income	$3.6	$13.0	$18.1	$14.9	$21.9
Policies in-force (in thousands)	76	115	174	164	200
Key financial ratios — GAAP
Loss ratio(1)	59.2%	56.9%	61.9%	60.5%	60.2%
Expense ratio(2)	33.4%	29.7%	27.2%	26.9%	26.6%

Combined ratio(3)	92.6%	86.6%	89.1%	87.4%	86.8%

(1)	On a GAAP basis, the loss ratio is the ratio (expressed as a percentage) of losses and LAE incurred to premiums earned and policy service fee revenue. It measures the loss costs of a company’s insurance business.

(2)	On a GAAP basis, the expense ratio is the ratio (expressed as a percentage) of operating expenses to premiums earned and policy service fee revenue. It measures a company’s operational efficiency in producing, underwriting and administering its insurance business.

(3)	On a GAAP basis, the combined ratio is the sum of the loss ratio and the expense ratio and measures a company’s underwriting profit or loss. If the combined ratio is at or above 100, a company will have an underwriting loss because the sum of losses and LAE and operating expenses exceeds the total premiums earned and policy service fee revenue. A company with an underwriting loss may be profitable if investment income exceeds the amount of the underwriting loss.

Nine Months Ended September 30, 2004 compared to Nine Months Ended September 30, 2003

Revenues

Direct Premiums Written. Direct premiums written increased 26.8% to $212.9 million in the first nine months of 2004 as a result of an increase in the number of policies sold, generated in part by an increase in advertising and further expansion into Tennessee, Louisiana, Mississippi and Illinois. As we

Management’s discussion and analysis of financial condition and results of operations are a consumer-direct insurance company, increases in our advertising spending have historically generated growth in our direct premiums written. The number of policies in force increased 22.0% from 164,000 as of September 30, 2003 to 200,000 as of September 30, 2004. Policy sales in Louisiana, Mississippi and Tennessee, where we began doing business in 2002 and 2003, accounted for $6.2 million of the growth in premiums written; and, Illinois, our tenth state, provided $0.3 million of growth. We began selling policies in Illinois at the end of June 2004.

Premiums Earned. Premiums earned for the first nine months of 2004 amounted to $196.4 million, which represents an increase of 36.0% over premiums earned during the first nine months of 2003. This $52.0 million increase was attributable to the growth in direct premiums written.

Policy Service Fee Revenue. Policy service fee revenue in the first nine months of 2004 increased 29.7% to $24.2 million. Because fees are charged on a per policy basis, this growth was primarily attributable to growth in the number of policies serviced. Policy origination fees, a component of policy service fee revenue, are earned on new policies only. The remainder is earned on all policies including renewal policies. For the nine months ended September 30, 2004, policy origination fees represented 31.6% of our policy service fee revenue compared to 32.6% for the same period in 2003. This percentage decrease was primarily attributable to growth in states that generate greater billing fees offset by a slight decline in customer retention.

While our policy origination fees continue to grow on a dollar basis, our reinstatement fees and billing fees are becoming a larger percentage of our total policy service fee revenue because of the improved customer retention over the past several years, increased sales in states where policy origination fees are not permitted and higher billing and reinstatement fees in our newer states. If we continue to grow direct premiums written through higher customer retention rates as opposed to the origination of new policies, our policy origination fees will continue to become a smaller percentage of policy service fee revenue.

Net Investment Income. Net investment income, excluding realized gains and losses, increased to $4.0 million in the first nine months of 2004 from $2.3 million in the first nine months of 2003 as a result of an increase in average invested assets. Invested assets increased 82.1% to $175.7 million as of September 30, 2004 primarily due to positive cash flow from operations, additional capital from the issuance of junior subordinated debentures and continued growth in premium volume. The average yield on our investments increased to 3.8% in the first nine months of 2004 from 3.6% in the first nine months of 2003.

Net Realized Gains (Losses) on Investments. Net realized gains on investments for the first nine months of 2004 were less than $0.1 million compared to net realized losses of less than $0.1 million for the first nine months of 2003. Offsetting realized gains on investments for the first nine months of 2004 were adjustments of $0.5 million for other-than-temporary impairments of certain equity securities held in our portfolio as of September 30, 2004. We concluded that due to the severity and duration of the impairments the forecasted recovery of fair value was not within a reasonable period of time. Management concluded that no security was other-than-temporarily impaired during the first nine months of 2003.

Costs and expenses

Losses and Loss Adjustment Expenses. For the first nine months of 2004, insurance losses and LAE increased 32.5% to $132.9 million resulting primarily from the increase in premiums earned. The loss ratio was 60.2% in the first nine months of 2004 compared to 60.5% in the first nine months of 2003. The slight decrease in our loss ratio was primarily due to favorable development in the first nine months of 2004 compared to unfavorable development in the first nine months of 2003 offset by slightly increased frequency and severity for liability coverages during 2004. We had favorable

Management’s discussion and analysis of financial condition and results of operations development of $0.7 million in the first nine months of 2004 on reserves of $75.1 million compared to unfavorable development of $2.1 million in the first nine months of 2003 on reserves of $44.5 million. The favorable development in 2004 was primarily the result of settlements below established case reserves or revisions to our estimated settlements on a case-by-case basis, and primarily related to the preceding two years. These revisions to our case reserves reflect new information gained by our claims adjusters in the normal course of adjusting the claim and are then reflected in the financial statements when the information becomes available. We did not make any significant revisions to our reserving methodology or assumptions in the first nine months of 2004 or 2003.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 34.1% to $58.7 million for the first nine months of 2004. Our expense ratio was 26.6% for the first nine months of 2004 compared to 26.9% for the same period in the previous year. During the first nine months of 2004, expenses for salaries and commissions rose 39.8% to $15.8 million as a result of increased policy sales and a 41% increase in the number of our employees since September 30, 2003. Advertising expenses for the first nine months of 2004 increased 37.2% over the prior year period to $18.2 million. Advertising expenses in Illinois, Louisiana, Mississippi and Tennessee, our newest markets, grew over 100% period-over-period due to increases in advertising coverage; however, advertising expenses in the remaining states grew 26.6% compared to a direct premiums written growth rate of 23.4% for those states. Premium taxes, licenses and fees grew 29.1% to $5.7 million for the first nine months of 2004.

Twelve months ended December 31, 2003 compared to twelve months ended December 31, 2002

Revenues

Direct Premiums Written. Direct premiums written increased 59.6% to $221.3 million in 2003 as a result of an increase in the number of policies sold, generated in part from an increase in advertising, growth in more recently entered states and improvements in customer retention. As we are a consumer-direct insurance company, increases in our advertising spending have historically generated growth in our direct premiums written. Accordingly, the number of policies in-force increased over 51% to 174,000 as of December 31, 2003. During 2003, we began selling policies in two new markets, Louisiana and Mississippi, which accounted for $2.4 million of the growth in premiums written. In addition, 2003 represented our first full year of selling policies in Tennessee, which accounted for $2.7 million of the growth in premiums written. Our 2003 customer retention rate improved by approximately 2 percentage points over our 2002 levels.

Premiums Earned. Premiums earned amounted to $200.5 million in 2003, a 62.0% increase over the prior year. This $76.7 million increase was attributable to the growth in direct premiums written.

Policy Service Fee Revenue. Policy service fee revenue in 2003 increased 52.8% to $25.7 million, primarily due to growth in the number of policies serviced. The percentage increase in policy service fee revenue in 2003 was slightly below the growth in direct premiums written for the same period because we are prohibited from charging policy origination fees in Indiana and South Carolina. Policy origination fees, a component of policy service fee revenue, are earned on new policies only. The remainder is earned on all policies including renewal policies. In 2003, policy origination fees represented 31.0% of our policy service fee revenue compared to 33.4% for 2002. This percentage decrease was primarily attributable to our strong year-over-year growth in South Carolina, where origination fees are prohibited, and improvements in our customer retention.

Net Investment Income. Net investment income, excluding realized gains and losses on investments, increased to $3.2 million in 2003 from $2.2 million in 2002 as a result of an increase in average invested assets, which was partially offset by a decrease in the average yield on investments. Invested

Management’s discussion and analysis of financial condition and results of operations assets increased 91.3% to $113.4 million as of December 31, 2003 primarily due to positive cash flow from continued growth in premiums written. The average yield on our investments decreased to 3.4% in 2003 from 4.1% in 2002 with a generally lower interest rate environment prevailing in 2003.

Net Realized Losses on Investments. Net realized losses on investments for 2003 were $0.3 million compared to net realized losses of $1.1 million for 2002. Included in realized losses are adjustments for other than temporary impairment of equity securities held in our portfolio as of December 31, 2003 and 2002. These adjustments totaled $0.2 million in 2003 compared to $1.2 million in 2002.

Costs and expenses

Losses and Loss Adjustment Expenses. In 2003, insurance losses and LAE increased 75.2% to $140.1 million due to the growth in premiums earned and a rise in loss frequency. The loss ratio was 61.9% in 2003 compared to 56.9% in 2002. The higher loss ratio in 2003 was primarily due to unfavorable development in 2003 compared to favorable development in 2002 and an increase in the frequency of losses for all types of coverages that generated higher reserves and loss payments. Overall, the severity of losses was fairly constant year-over-year. Losses and LAE in 2003 included $2.4 million in unfavorable development on reserves of $44.5 million for prior accident years. Our 2002 results included $1.3 million in favorable development on reserves of $31.3 million for prior accident years. The unfavorable development in 2003 compared to the favorable development in 2002 caused 1.9 percentage points of the increase in our loss ratio. The favorable development in 2002 was primarily the result of settlements below established case reserves or revisions to our estimated settlements on an individual case-by-case basis, and primarily related to the preceding two years. These revisions to our case reserves reflect new information gained by our claims adjusters in the normal course of adjusting the claim and are then reflected in the financial statements when the information becomes available. The remaining 3.1 percentage points of the increase in our loss ratio were primarily caused by an increase in the frequency of losses that resulted in higher total losses paid and the need for higher IBNR reserves. We did not make any significant revisions to our reserving methodology or assumptions in 2003. During 2002, we increased our salvage and subrogation estimates after significant improvements in collections by our adjusters, and revised our assumptions for allocating overhead expenses to loss adjustment expenses.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 47.4% to $61.6 million in 2003. Our expense ratio improved to 27.2% in 2003 compared to 29.7% in 2002. While total selling, general and administrative expenses increased because of higher direct premiums written, we continued to curtail some increases in expenses with operational efficiencies produced by technological improvements implemented in previous periods. For example, we experienced full-year benefits from implementations of interactive voice response and web based systems, which are primarily focused on taking payments from customers without the need for human intervention. The automation of numerous manual processes, migration to a paperless underwriting environment and training focused on shortening the length of phone calls enabled several departments to increase productivity. During 2003, expenses for salaries and commissions rose 32.2% to $16.8 million as a result of increased policy sales and a 47% increase in the number of employees. Advertising expenses increased 43.4% to $17.8 million in 2003 as we expanded media coverage in both our existing and newly licensed states. Advertising expenses rose 468% to $2.2 million in Louisiana, Mississippi and Tennessee, our newest markets. Premium taxes, licenses and fees grew 59.2% to $5.9 million in 2003, as a result of higher premiums earned.

Management’s discussion and analysis of financial condition and results of operations

Twelve months ended December 31, 2002 compared to twelve months ended December 31, 2001

Revenues

Direct Premiums Written. Direct premiums written increased 67.2% to $138.6 million in 2002 as a result of an increase in the number of policies sold, generated in part from an increase in advertising, expansion into Tennessee, and improvements in customer retention. As we are a consumer-direct insurance company, increases in our advertising spending have historically generated growth in our direct premiums written. The number of policies in-force increased approximately 51% to 115,000 as of December 31, 2002. During 2002, we increased market penetration in our existing states, and began selling policies in Tennessee, which accounted for $0.3 million of the growth in premiums written. Our customer retention rate improved by approximately 3 percentage points over our 2001 levels.

Premiums Earned. Premiums earned increased 83.9% to $123.8 million in 2002. This $56.5 million increase was attributable to the growth in direct premiums written and the absence of ceded premiums, which were $3.0 million in 2001.

Policy Service Fee Revenue. Policy service fee revenue in 2002 increased 60.7% to $16.8 million primarily due to growth in the number of policies serviced. The growth in policy service fee revenue in 2002 was slightly below the growth in direct premiums written for the same period because we are prohibited from charging policy origination fees in Indiana and South Carolina. Policy origination fees, a component of policy service fee revenue, are earned on new policies only. The remainder is earned on all policies including renewal policies. In 2002, policy origination fees represented 33.4% of our policy service fee revenue compared to 32.3% for 2001. This percentage increase was primarily attributable to higher growth of premiums written in states where policy origination fees are permitted.

Net Investment Income. Net investment income, excluding realized gains and losses on investments, increased to $2.2 million in 2002 from $2.1 million in 2001. Although our invested assets grew 67.5% to $59.3 million in 2002, our average investment yield for 2002 was 4.1% compared to 4.7% for 2001. The growth in assets in 2002 was the result of positive cash flow resulting from direct premium growth and profitability in the current period. Investment yields declined due to a decrease in the interest rate environment during the year.

Net Realized Losses on Investments. We realized net losses of $1.1 million and $1.4 million on investment securities during 2002 and 2001, respectively. The net losses in 2002 were primarily attributable to adjustments for other than temporary impairment of securities held in our equity portfolio totaling $1.2 million. In 2001, $1.2 million of the net losses were realized on the sale of certain securities as we repositioned our equity portfolio based on expected changes in market conditions and other factors.

Costs and expenses

Losses and Loss Adjustment Expenses. Insurance losses and loss adjustment expenses increased 73.8% to $79.9 million in 2002 due to the growth in premiums earned. Our loss ratios for 2002 and 2001 were 56.9% and 59.2%, respectively. The decline in the loss ratio for 2002 was primarily due to lower reserve growth, increases in our salvage and subrogation estimates and reductions in the allocations of overhead expenses to LAE offset by increased losses for physical damage coverage and slightly less favorable development in 2002 compared to 2001. In 2002, the frequency and severity of losses for physical damage coverages increased slightly, resulting in higher total loss payments, which offset the improvements in our loss ratio for 2002. A favorable loss reserve development of $1.3 million in 2002 on reserves of $31.3 million compared to a favorable development of $1.2 million on reserves of $20.7 million in 2001 partially offset the improvement in our loss ratio.

Management’s discussion and analysis of financial condition and results of operations

The favorable development for both years was primarily the result of settlements below established case reserves or revisions to our estimated settlements on an individual case-by-case basis, and primarily related to the preceding two years. These revisions to our case reserves reflect new information gained by our claims adjusters in the normal course of adjusting the claim and are then reflected in the financial statements when the information becomes available.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 60.6% to $41.8 million in 2002. The migration from an excess of loss reinsurance contract to a quota share contract in October 2001 increased our expenses by $3.2 million in 2002, while our expense ratio declined from 33.4% in 2001 to 29.7% in 2002. This improvement occurred because premium growth outpaced increases in headcount and advertising expense. During 2002, expenses for salaries and commissions rose 46.9% to $12.7 million as a result of increased policy sales and nearly a 20% increase in the number of employees. While total selling, general and administrative expenses increased because of higher direct premiums written, we were able to curtail some increases in expenses with operational efficiencies produced by technological improvements in several areas of operations. For example, we experienced the initial benefits from implementations in previous periods of interactive voice response and web based systems, which are primarily focused on taking payments from customers without the need for human intervention. The automation of numerous manual processes, migration to a paperless underwriting environment and training focused on shortening the length of phone calls enabled several departments to increase productivity. Advertising expense increased 20.6% to $12.4 million in 2002, as we believe we benefited from successful advertising campaigns. Advertising expenses in Tennessee, a newly licensed state in August 2002, were $0.5 million, while total advertising expenses in the remaining states grew 8.5% compared to a direct premiums written growth rate of 67.2% for those states. Premium taxes, licenses and fees rose 73.4% to $3.7 million in 2002.

Income Taxes. Income taxes were $7.0 million in 2002 compared to $2.9 million in 2001, while the effective tax rate improved to 34.9% in 2002 from 44.5% in 2001. The effective tax rate was higher in 2001 due to $1.4 million of capital losses generated during 2001, which were non-deductible for tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Funds

We are organized as a holding company with all of our operations being conducted by our wholly-owned insurance and non-insurance subsidiaries. Our non-insurance subsidiaries provide a variety of services to support the operations of our insurance subsidiary. The holding company has continuing cash needs for administrative expenses, taxes, future dividends to shareholders and the payment of principal and interest on borrowings. These ongoing obligations are funded with dividends from our subsidiaries and borrowings under our working capital credit facility. Taxes are paid by each subsidiary in accordance with our inter-company tax allocation agreement.

There are no restrictions on the payment of dividends by our non-insurance subsidiaries other than customary state corporation laws. Under state insurance laws, dividends from our insurance subsidiary are subject to restrictions relating to statutory surplus and earnings. Prior approval from state insurance regulatory authorities is generally required in order for our insurance subsidiary to declare and pay extraordinary dividends to us. An extraordinary dividend is defined as any dividend or distribution of cash or other property whose fair market value, together with that of other dividends or distributions made within the preceding 12 months, exceeds the greater of 10% of the insurance company’s policyholders’ surplus as of the preceding December 31 or the net income of the insurance company for the twelve-month period ending as of the preceding December 31, in each case determined in accordance with statutory accounting practices. Any dividend or distribution paid from

Management’s discussion and analysis of financial condition and results of operations other than earned surplus also is considered an extraordinary dividend. We estimate that the maximum amount of dividends that our insurance subsidiary may pay to us during 2005 without seeking regulatory approval is approximately $19 million. In addition, the Risk-Based Capital Model Act adopted by the NAIC provides formulas to determine the amount of capital that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired; a low risk-based capital ratio would prevent an insurance company from paying dividends. At December 31, 2003, our insurance subsidiary maintained a risk-based capital level that is in excess of an amount that would require any corrective actions on our part.

Our insurance subsidiary’s primary sources of funds are premiums earned, policy service fee revenue, investment income and proceeds from the sale and redemption of investments. Funds are used to pay claims and operating expenses and to purchase investments.

Net Cash Provided By Operating Activities. Net cash provided by operating activities was $44.5 million and $45.9 million for the first nine months of 2004 and 2003, respectively. Although we improved profitability by $6.9 million, cash flows from operating activities were lower for the first nine months of 2004 due to a $3.4 million change in deferred taxes and a $5.8 million reduction in cash generated from changes in operating assets and liabilities. Depreciation and amortization increased by $1.0 million for the first nine months of 2004.

We experienced positive cash flow from operations of $55.2 million, $34.2 million and $19.6 million in 2003, 2002 and 2001, respectively. Cash flow from operations increased 61.4% and 74.8% in 2003 and 2002, respectively, due primarily to yearly increases in net income, loss and LAE reserves and unearned premiums.

Net Cash Used In Investing Activities. Net cash used in investing activities was $66.6 million and $36.7 million for the first nine months of 2004 and 2003, respectively. During the first nine months of 2004, we utilized cash provided by operating activities and collection of deposits under our reinsurance agreement, along with $13.4 million obtained from the issuance of junior subordinated debentures and $2.0 million of additional borrowings under our working capital facility, to increase our invested assets and fund property and equipment purchases. During the first nine months of 2003, we utilized cash provided by operating activities to increase our invested assets and fund property and equipment purchases.

Net cash used in investing activities was $54.7 million, $26.6 million and $1.5 million in 2003, 2002 and 2001, respectively. During both 2003 and 2002, reductions in our overall cash levels along with cash provided by operations composed the cash used for investment and property and equipment purchases. During 2001, we did not make any substantial increases to our investments, as the majority of cash provided by operations was used to increase our overall cash levels in anticipation of making the first payment under our reinsurance agreement, which became effective October 1, 2001. The first cash payment under this agreement occurred in the first quarter of 2002.

Net Cash Used In Financing Activities. Net cash provided by financing activities was $25.8 million for the first nine months of 2004 compared to net cash used in financing activities of $14.1 million for the first nine months of 2003. We collected $10.7 million under our reinsurance agreement during the first nine months of 2004 compared to issuing deposits of $13.9 million during the same period of 2003. Also, in May 2004, we issued $13.4 million aggregate principal amount of junior subordinated debentures and borrowed an additional $2.0 million under our working capital facility. We made principal payments on borrowings and capital lease obligations of $0.3 million and $0.2 million during the first nine months of 2004 and 2003, respectively.

Net cash used in financing activities was $9.8 million, $13.3 million and $0.2 million in 2003, 2002 and 2001, respectively. We issued net deposits of $9.5 million and $16.2 million under our reinsurance

Management’s discussion and analysis of financial condition and results of operations agreement in 2003 and 2002, respectively. In February 2002, we increased the amount available under our working capital facility by $3.0 million and drew down the $3.0 million to improve the contributed capital of our insurance subsidiary. We made payments of principal on borrowings and capital lease obligations of $0.3 million, $0.1 million and $0.2 million in 2003, 2002 and 2001, respectively.

Cash and Investments. We had total cash and investments of $187.1 million as of September 30, 2004.

Our insurance subsidiary’s operations create cash flow by collecting and investing premiums from new and renewal business in advance of paying claims. Since the beginning of 2001, we have generated positive operating cash flows of $153.4 million, and we anticipate operating cash flows to be positive in the foreseeable future. Based on our current plan for the fourth fiscal quarter of 2004 and the full fiscal year ending December 31, 2005, we expect to generate positive cash flow from operations, collect the majority of our $15.0 million of deposit receivables under the recently terminated reinsurance agreement and obtain additional capital from this offering, which as in the past should allow us to increase our invested assets and fund property and equipment purchases. We do intend to repay the $8.2 million principal amounts outstanding as of September 30, 2004 under our mortgage loan and working capital facility using a portion of the proceeds from this offering. While we also expect, at a minimum, to make estimated payments of $57.2 million over the next twelve months to settle loss and LAE reserves in existence as of September 30, 2004, we anticipate collections of premiums and policy service fees to provide adequate cash inflows to meet these payments and our operating expenses. Accordingly, we believe that the liquidity provided by our existing cash and cash equivalents, as well as new cash flows generated from operations and this offering, will be adequate to meet our liquidity needs for the next 12 months.

As for our long-term capital requirements, we will need liquidity to cover the interest and principal payments on our junior subordinated debentures that are redeemable at par on or after May 14, 2009 and mature on May 14, 2034. In addition, we expect to open a new call center and expand or relocate our existing corporate headquarters to accommodate our future growth. At this time, we are not certain if and when we will undertake these activities and cannot quantify the costs of these anticipated expenditures.

In the past we have obtained sufficient liquidity from operations to fund the payment of our loss reserves. As a result, we have managed our investment portfolio to a longer duration than the estimate of our loss reserve payouts. While the average duration of our loss reserves is estimated to be approximately 1.2 years as of September 30, 2004, our fixed maturities portfolio has an average duration of 3.1 years as of September 30, 2004. We continuously monitor the maturities of our fixed maturity securities and short-term investments, and do not anticipate that the payment of claims will be affected by these longer duration investments based on our expectations of sufficient cash flow provided from the collection of premiums. In addition, we do not intend to sell any fixed maturity securities prior to maturity to meet our financial obligations in the foreseeable future; however, our future liquidity and operating income could be negatively impacted if we were required to sell fixed maturity securities prior to maturity, since we are continuously exposed to market rate risk.

Financing and capital

Existing Indebtedness. As of September 30, 2004, we had two loans. The first is a mortgage loan initiated in 1996 to fund the purchase of our home office. Amounts outstanding under this mortgage were $1.7 million, $1.8 million, $1.8 million and $1.9 million as of September 30, 2004 and December 31, 2003, 2002 and 2001, respectively. We are required to make monthly principal and interest payments. Prior to January 2, 2004, the interest rate was 8.5% per annum. Effective

Management’s discussion and analysis of financial condition and results of operations

January 2, 2004, the rate converted to the bank’s prime lending rate, which was 4.75% as of September 30, 2004. This loan matures on December 1, 2006.

The second loan is a variable rate line of credit under which we are permitted to borrow up to $8.0 million to fund the working capital needs of our insurance operations. Amounts outstanding under this working capital facility were $6.5 million, $4.5 million, $4.5 million and $1.5 million as of September 30, 2004 and December 31, 2003, 2002 and 2001, respectively. We have used the working capital facility to increase the capitalization of our insurance subsidiary at various times, including the most recent increase of $2.0 million in February 2004. We are required to make monthly payments of interest only. The interest rate fluctuates in accordance with changes in LIBOR. This working capital facility matures on February 21, 2005. We have pledged the outstanding shares of capital stock of our insurance subsidiary to secure the working capital facility, which is also partially guaranteed by Ari Deshe, our Chairman and Chief Executive Officer, and Jon P. Diamond, our Vice Chairman and President.

We intend to repay both of these loans using the proceeds from this offering.

Junior Subordinated Debentures. In May 2004, we formed a special purpose business trust, which issued floating rate trust preferred securities, and, in turn, purchased from us $13.4 million aggregate principal amount of floating rate junior subordinated debentures, which provide interest payments and future principal repayments to fund the trust’s obligations under the trust preferred securities. We have fully and unconditionally guaranteed the obligations of the trust’s preferred securities. The interest rate for the subordinated debt and trust preferred securities is reset quarterly and is calculated as a spread over three month LIBOR in effect at the beginning of each interest period. The interest rate was 5.58% as of September 30, 2004. The subordinated debt is redeemable at par on or after May 14, 2009 and matures on May 14, 2034. We contributed $12.5 million of the proceeds to our insurance subsidiary as a capital contribution. In accordance with Financial Accounting Standards Board, or FASB, Interpretation No. 46R, “Consolidation of Variable Interest Entities,” variable interest entities that issue trust preferred securities are not consolidated for reporting purposes. The junior subordinated debt due the trust will be shown as a liability on our consolidated balance sheet.

Reinsurance. We have utilized reinsurance in the past to increase our underwriting capacity and maintain our net exposures within our capital resources. From October 1, 2001 until October 1, 2004, we maintained a reinsurance agreement requiring us to share a minimum percentage of all direct premiums written. The amount of premiums shared varied each year based upon our objective of managing premium-to-surplus and risk-based capital requirements. This reinsurance agreement was accounted for under deposit accounting. Prior to October 1, 2001, we maintained an excess of loss reinsurance agreement that met the conditions for reinsurance accounting. We evaluate the financial condition of our reinsurer and monitor various credit risks to minimize our exposure to losses from reinsurer insolvencies; however, we remain obligated for amounts shared in the event that our reinsurer does not meet its obligations. A failure of our reinsurer to pay could have a significant adverse effect on our capital and our financial condition and results of operations. A.M. Best rated our reinsurer, Gen Re, “A++ (Superior)” at September 30, 2004.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following tables summarize our contractual obligations and credit-related commitments as of December 31, 2003 and September 30, 2004. The September 30, 2004 data reflect an increase in our loss and LAE reserves, issuance of $13.4 million of junior subordinated debentures and a $2.0 million

Management’s discussion and analysis of financial condition and results of operations increase in our working capital facility. Included in the table are the estimated payments that we expect to make in the settlement of our losses and LAE reserves, debt and lease obligations.

	Less than			More than
	1 year	1-3 years	3-5 years	5 years	Total

	($ in millions)
As of December 31, 2003
Loss and LAE Reserves (1)	$48.6	$23.2	$3.2	$0.1	$75.1
Debt Obligations (4)	0.4	6.4	—	—	6.8
Capital Lease Obligations (2) (4)	0.3	0.7	0.4	—	1.4
Operating Lease Obligations (3)	0.2	0.5	0.6	0.3	1.6

Total	$49.5	$30.8	$4.2	$0.4	$84.9

As of September 30, 2004
Loss and LAE Reserves (1)	$57.2	$30.8	$5.3	$0.9	$94.2
Debt Obligations (4)	7.6	3.6	2.0	38.5	51.7
Capital Lease Obligations (2) (4)	0.3	0.7	0.2	—	1.2
Operating Lease Obligations (3)	0.2	0.5	0.6	0.2	1.5

Total	$65.3	$35.6	$8.1	$39.6	$148.6

(1)	Amounts represent our estimates of the dollar amounts and time periods in which we expect to make payments in settlement of our loss and LAE reserves. The amounts are based on historical payment patterns and do not represent actual contractual obligations. The actual payment amounts and time periods could differ from those estimates.

(2)	Capital lease obligations represent leases of furniture and equipment.

(3)	Operating lease obligations represent office space rented for our claims operations.

(4)	Includes expected interest payments using projected weighted-average interest rates.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that either have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

INVESTMENTS

Allocation. Our investments consist of fixed maturity securities, equity securities and short-term investments. Our investment strategy recognizes the need to preserve capital adequate to support our insurance subsidiary’s operations, while maximizing investment income within our established investment guidelines. The composition of our investment portfolio as of December 31, 2003 and September 30, 2004 was:

		Gross	Gross
	Amortized	Unrealized	Unrealized		% of
	Cost	Gains	Losses	Fair Value	Total

	(In thousands)
As of December 31, 2003
Fixed maturity securities	100,392	1,672	(161)	101,903	89.8%
Equity securities	9,589	1,229	(296)	10,522	9.3%
Short-term investments	999	—	—	999	0.9%

Total investments	$110,980	$2,901	$(457)	$113,424	100.0%

Management’s discussion and analysis of financial condition and results of operations

		Gross	Gross
	Amortized	Unrealized	Unrealized		% of
	Cost	Gains	Losses	Fair Value	Total

	(In thousands)
As of September 30, 2004
Fixed maturity securities	148,609	1,577	(412)	149,774	84.9%
Equity securities	24,886	1,409	(927)	25,368	14.4%
Short-term investments	1,200	—	—	1,200	0.7%

Total investments	$174,695	$2,986	$(1,339)	$176,342	100.0%

Performance. We continuously monitor the total returns on our investments compared to selective performance benchmarks. The total return on our fixed maturity securities is comprised of both interest income and changes in fair value. The performance of our fixed maturity securities relative to the selected benchmark index were as follows:

	Nine Months Ended	Year Ended
	September 30, 2004	December 31, 2003

Safe Auto Fixed Maturity Securities	2.56%	3.79%
Benchmark Index (1)	3.02%	3.77%

(1)	Since January 1, 2004, our portfolio managers have managed our fixed maturity securities to provide a similar rate of return as a customized benchmark index comprised of a weighted blend of the Lehman Intermediate Aggregate Index, the Lehman 5-15 year Custom Muni Index, the Merrill Lynch Corporate Index and the Merrill Lynch Preferred Index. In 2003, we utilized a benchmark index comprised of a blend of the Lehman Intermediate Aggregate Index, the Merrill Lynch Corporate Index and the Merrill Lynch Preferred Index.

Our equity securities are managed externally with the aim of providing a similar rate of return as the Standard and Poor’s 500 Composite Price Index, or S&P 500 Index. The performance of our equity securities relative to the S&P 500 Index were as follows:

	Nine Months Ended	Year Ended
	September 30, 2004	December 31, 2003

Safe Auto Equity Securities	(0.8)%	31.2%
S&P 500 Index	1.5%	26.4%

Impairments. On a quarterly basis, we examine our investment portfolio for evidence of other-than-temporary impairments. When an investment security’s fair value declines below its cost, impairment has occurred. We perform an assessment of whether the impairment, on an individual security basis, is considered to be other than temporary.

When assessing fixed maturity securities for other-than-temporary impairments, we consider at a minimum (a) interest rates; (b) the credit quality of the investment; (c) the duration and severity of the impairment; (d) our ability and intent to hold the investment until maturity or a period of time sufficient to allow for recovery in the market value; (e) the financial condition, future prospects and estimated future cash flows of the issuer; and (f) overall economic conditions. When assessing equity securities for other-than-temporary impairments, we consider at a minimum (a) the duration and severity of the impairment; (b) whether the decline appears to be related to general market fluctuations or appears to be more industry or issuer-specific; and (c) the financial condition and future prospects of the issuer. In addition, our assessments include consultations with asset managers, the use of recent financial data and other third-party data we deem reliable, such as agency ratings and analyst buy/sell/hold recommendations and earnings estimates.

When one of our investment securities has a decline in fair value that is determined to be other-than-temporary, we record a charge against earnings in the amount of the impairment and reduce the

Management’s discussion and analysis of financial condition and results of operations carrying value of the security to its current fair value. We recognized $1.2 million, $0.2 million and $0.5 million in impairment charges included in net realized gains and losses on investments for the years ended December 31, 2002 and 2003, and nine months ended September 30, 2004, respectively, for other-than-temporary impairments of equity securities held in our portfolio. We concluded that due to the duration and severity of the impairments and the future prospects of certain issuers the forecasted recoveries of fair value were not within a reasonable period of time. For those same periods, we did not recognize any impairment charges for fixed maturity securities. We also did not recognize any impairment charges for fixed maturity securities or equity securities for the year ended December 31, 2001 or for the nine months ended September 30, 2003.

Unrealized Losses. The following table summarizes, for those securities in an unrealized loss position, the gross unrealized losses and estimated fair values of investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2003 and September 30, 2004:

	Continuously Unrealized for				Continuously Unrealized for
	Less than twelve months				More than twelve months				Total

	No.				No.				No.
	of	Amort.	Fair	Unreal.	of	Amort.	Fair	Unreal.	of	Amort.	Fair	Unreal.
	Sec.	Cost	Value	Loss	Sec.	Cost	Value	Loss	Sec.	Cost	Value	Loss

	(In thousands, except number of securities)
As of December 31, 2003:
Fixed maturities	38	$12,281	$12,148	$(133)	2	$411	$383	$(28)	40	$12,692	$12,531	$(161)
Equity securities	16	1,316	1,277	(38)	30	2,077	1,819	(258)	46	3,393	3,096	(296)

Total	54	$13,597	$13,425	$(171)	32	$2,488	$2,202	$(286)	86	$16,085	$15,627	$(457)

As of September 30, 2004:
Fixed maturities	93	$56,032	$55,705	$(327)	7	$2,028	$1,943	$(85)	100	$58,060	$57,648	$(412)
Equity securities	146	10,718	9,865	(853)	10	490	416	(74)	156	11,208	10,281	(927)

Total	239	$66,750	$65,570	$(1,180)	17	$2,518	$2,359	$(159)	256	$69,268	$67,929	$(1,339)

We concluded that the unrealized losses recorded on our fixed maturity and equity investment portfolios as of December 31, 2003 and September 30, 2004 resulted primarily from inherent fluctuations in market conditions or interest rates, as opposed to financial conditions, future prospects or credit quality of the issuers; therefore, these decreases in values are viewed as being temporary. We have the intent and ability to hold such investments for a period of time sufficient to allow for recovery in market value or until maturity. Should our judgment change in future periods with regard to a particular security, a charge for impairment would likely be required.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk that we will incur losses due to adverse changes in market rates and prices. We have exposure to market risk through our investment activities and our financing activities. We believe that we are principally exposed to three types of market risk: interest rate risk, credit risk and equity risk.

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate changes primarily results from our significant holdings of fixed maturity investments and from our financing activities.

Management’s discussion and analysis of financial condition and results of operations

Investments. We attempt to limit interest rate risk by managing duration to a defined range and by purchasing securities with maturities of varying lengths to achieve our duration target of 2.5 years with a tolerable range of 1 year longer or shorter. We were within this range as of December 31, 2003 and September 30, 2004.

The table below shows the interest rate sensitivity of our fixed income financial instruments measured in terms of fair value (which is equal to the book value for all our securities) for the periods indicated.

	-100 Basis	Fair	+100 Basis
	Point Change	Value	Point Change

	(in thousands)
As of December 31, 2003
Fixed maturities	$104,969	$101,903	$98,645
Equity securities and short-term investments	11,521	11,521	11,521

Total	$116,490	$113,424	$110,166

As of September 30, 2004
Fixed maturities	$153,956	$149,774	$144,987
Equity securities and short-term investments	26,568	26,568	26,568

Total	$180,524	$176,342	$171,555

Debt. The market risk for our outstanding long-term debt is interest rate risk. Because our outstanding long-term debt has a floating interest rate, we are exposed to the effects of changes in prevailing interest rates. At September 30, 2004, we had a combined sum of $21.6 million of debt outstanding under our working capital facility, real estate mortgage loan and junior subordinated debentures, at a weighted variable interest rate of 4.33%. A 2.0% change in the prevailing interest rate on all of our floating rate debt would result in a corresponding interest expense fluctuation of approximately $433,000 for 2005, assuming that all of such debt is outstanding for the entire year. We intend to repay the working capital facility and real estate mortgage loan using the proceeds from this offering.

Credit Risk

Credit risk is the risk that we will incur economic losses due to changes in the financial solvency of the issuers of the securities we purchase. Our exposure to credit risk primarily results from our holdings of fixed maturity investments and from our reinsurance activities.

Investments. Our investment portfolio is subject to credit risk. We attempt to manage our credit risk through issuer and industry diversification. We regularly monitor our overall investment results and review compliance with our investment objectives and guidelines. Our investment guidelines include limitations on the minimum rating of debt securities in our investment portfolio, as well as restrictions on amounts that we can invest in securities of a single issuer.

Reinsurance. We are also subject to credit risks with respect to our reinsurer. Reinsurance agreements do not limit our ultimate obligations to pay claims to policyholders, and we may not recover claims made to our reinsurer or the unsecured deposit receivables and reinsurance recoverables from our reninsurer. We manage this risk by continually monitoring the rating of our reinsurer, which was rated “A++” by A.M. Best at September 30, 2004.

Management’s discussion and analysis of financial condition and results of operations

Equity Risk

Equity risk is the risk that we will incur economic losses due to adverse changes in equity prices. Our exposure to changes in equity prices primarily results from our holdings of common stocks, mutual funds and other equities. One method of assessing our exposure to adverse changes in equity prices is to estimate the potential impact that a 10% hypothetical decline in the market prices of the equities that comprise the S&P 500 Index would have on our equity investments. As we manage our equity portfolio to closely correlate with the market risk characteristics relative to the S&P 500 Index, we estimate that such a hypothetical decline would decrease the market value of our equity investments by approximately $1.1 million and $2.5 million, respectively, based on our equity positions as of December 31, 2003 and September 30, 2004.

As of December 31, 2003 and September 30, 2004, approximately 9% and 14%, respectively, of our investment portfolio was invested in equity securities. We continuously evaluate market conditions regarding equity securities. We principally manage equity risk through industry and issuer diversification and asset allocation techniques.

Effects of Inflation

We consider the effects of inflation in pricing and in establishing loss and LAE reserves for unpaid claims and claim expenses. The actual effects of inflation on our results cannot be accurately known until claims are ultimately settled. In addition to general price inflation, we are exposed to upward trends in the cost of judicial awards for damages. We take this into account in our pricing and establishing loss and LAE reserves. We do not believe that inflation has had a material effect on our results of operations, except insofar as inflation may affect interest rates and claim costs.

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OVERVIEW

We are a fast-growing, consumer-direct insurance company that specializes in marketing and underwriting state required minimum limits personal automobile insurance coverage. Since our inception, we have focused on selling and servicing minimum limits personal automobile insurance policies directly through our company-owned call centers and promoting our Safe Auto® brand through various marketing efforts. We believe that the combination of our minimum limits coverage focus, direct distribution and use of company-owned call centers for the distribution of our products is unique and provides us with an advantage over our competitors.

We manage all aspects of marketing, policy issuance, payment processing and collection, claims and customer service utilizing our proprietary integrated systems and operations. We attract customers to our call centers by developing strong brand name recognition through various marketing efforts that emphasize the risks associated with driving uninsured and promote our competitive rates, affordable monthly payments, customer service and our 1-800-SAFE-AUTO toll-free number. We utilize a variety of advertising methods, including television, radio, print and billboards, to build brand awareness and generate telephone inquiries to our company-owned call centers where quotes are given and policies are underwritten and serviced. As of September 30, 2004, we had over 200 licensed sales representatives located in our call center in our home office and two remote sites. These sales representatives are responsible for converting telephone inquiries into insurance purchases, utilizing our fully automated risk selection and policy issuance process.

We believe our customers generally purchase automobile insurance to comply with state laws requiring drivers to be insured. Minimum limits refer to minimal levels of bodily injury and property damage liability insurance coverage that drivers are required to carry in order to comply with individual state law. Approximately 43% of our customers also purchase physical damage insurance coverage for their own car even though it is not required by state law.

We believe that our strategies and business model position us to continue to build upon our historical track record of growth and profitability. We intend to continue to expand into additional states where we believe that market conditions will allow our business model to succeed. We also believe that our continued expansion into new states, combined with greater market share penetration in existing states, should provide the basis for our continued revenue and earnings growth.

OUR STRENGTHS

Our key strengths include:

-	Commitment to our business model. We employ a focused strategy of selling minimum limits personal automobile insurance policies directly to customers through company-owned call centers. We manage all aspects of our customers’ insurance purchases, and believe that owning our distribution, underwriting, service and claims handling functions enables us to improve our financial results and ensure a high-quality experience for our customers. We believe our model enables us to better manage, monitor, control and modify our business in order to ensure that we achieve our profit and growth goals.

-	Marketing and brand recognition. We believe that we have developed a strong brand name positioning Safe Auto as the company that specializes in providing easy, affordable, minimum limits personal automobile insurance. We have built our brand through television, radio, print, billboard and yellow pages advertising, emphasizing our affordable automobile insurance product, excellent customer service and easy to remember toll-free number 1-800-SAFE-AUTO, as well as our catchy jingle.

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-	Effective claims handling. Our strategy is to fairly resolve all valid claims and vigorously investigate and challenge claims we believe are invalid or fraudulent. Our customers may report claims on our 1-800-SAFE-AUTO toll-free telephone number 24 hours a day, 7 days a week. All of our adjusters either have prior experience or are required to complete our extensive in-house training program and attend continuing education programs. We manage the detection, prevention and investigation of potentially fraudulent claims through our special investigations unit, which we call our SIU. Our SIU is currently managed by a former police detective and staffed by 14 investigators as of December 1, 2004, all of whom have police or other public service investigative experience. By quickly and fairly settling valid claims, we believe that we improve our customer satisfaction and maintain low loss costs.

-	Efficient distribution model through company-owned call centers. Our company-owned call centers are staffed with highly trained, licensed sales representatives who deliver an efficient and professional experience to our customers and are responsible for converting telephone inquiries into automobile insurance purchases. Our call center personnel utilize our fully automated risk selection and policy issuance process through our proprietary technology systems. Unlike many of our competitors, we do not accept business from independent agents, which we believe significantly reduces the risk of adverse selection. We also believe that our use of dedicated company employees, direct call center distribution technology and a high level of automation provide for operational efficiencies and a platform that can be easily leveraged as we expand our business.

-	Sophisticated information systems. We custom designed and developed our core information technology system, Auto PilotTM, to handle all aspects of our business, including premium quotation, underwriting, policy management, billing, accounts receivable and claims processing. We also use a state-of-the-art telephone system in our call centers, which provides both real-time and historical reporting for all call center personnel and allows customers to review their policies, make payments and request forms. Our telephone system also provides interactive voice response capabilities. We believe these technological capabilities make it easy for our customers to initiate coverage, and to manage their policies thereafter. In addition, we believe that our integrated systems enable us to reduce our underwriting risk by adjusting policy terms and adjusting the premiums of policyholders after coverage has been bound if the information changes.

-	Additional policy service fee revenue. We supplement our risk premiums with policy service fee revenue, including origination, billing, cancellation and reinstatement fees. In 2003 and the first nine months of 2004, our policy service fee revenue represented approximately 11.2% and 10.8%, respectively, of our total revenues.

-	Strong and committed management team. Our Chairman and Chief Executive Officer, Ari Deshe, and Vice Chairman and President, Jon P. Diamond, founded Safe Auto Insurance Company, our insurance company subsidiary, in 1993 and have successfully built it to its stature today. We have also added significant depth to the management team by developing, recruiting and training other key executives, including our Senior Vice President of Insurance Operations, Jack Coolidge, our Chief Financial Officer, Greg Sutton, and our Senior Vice President of Claims, Howard Alley, who have an average of 26 years of experience in the insurance industry. Upon consummation of the offering, Messrs. Deshe and Diamond will beneficially own more than % (or % if the underwriters’ over-allotment option is exercised in full), and the rest of our management team will own approximately %, of our outstanding shares.

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OUR GROWTH STRATEGY

We intend to continue our profitable growth and build long-term shareholder value by capitalizing on the following strategies:

-	Further penetrate existing markets by leveraging our brand. We will continue to invest heavily in advertising to identify Safe Auto as a leader in providing minimum limits personal automobile insurance. We believe that we have less than 2% market share of the personal automobile insurance market in each of the states in which we are currently operating, based on statistics obtained from A.M. Best. By leveraging the strength of our brand, we believe that we can continue to grow our business.

-	Expand our business model into additional states. We believe that we can successfully apply our business model and the strength of our brand to generate business in additional states. Our strategy includes:

-	Leveraging our four existing call centers and information technology infrastructure;

-	Establishing future call centers as the need arises in locations where we may be able to receive assistance and financial incentives from local governments;

-	Avoiding the need for capital expenditures associated with building or acquiring the many small local offices required in alternative business models;

-	Eliminating the training and supervisory overhead expenses associated with operating and maintaining many local offices;

-	Eliminating adverse selection associated with new agency appointments;

-	Targeting uninsured motorists rather than focusing only on customers insured with other insurance companies;

-	Branding ourselves as a company that specializes in “minimum limits” and thus attracting customers who might already have insurance but are looking to change; and

-	Advertising strategically and aggressively with our registered service marks Safe Auto Insurance®, 1-800- SAFE-AUTO® and Play It Safe®.

As of September 30, 2004, we estimated that our advertising in the ten states in which we operate reached approximately 25% of the U.S. population. We are licensed to operate in three additional states, Arizona, Arkansas and Oklahoma, and plan to enter Arizona and Oklahoma in 2005. We intend to expand into additional states with a priority on states in which the market size and the competitive, legal and regulatory environments best fit our business model.

THE PERSONAL AUTOMOBILE INSURANCE INDUSTRY

According to A.M. Best, personal automobile insurance is the largest line of property and casualty insurance in the United States, accounting for approximately 34.3% or $157.5 billion of the total $458.9 billion of annual industry premiums in 2003. Personal automobile insurance provides coverage to drivers for liability to others for both bodily injury and property damage and for physical damage to an insured’s own vehicle from collision and other perils. Personal automobile insurance is comprised of preferred, standard and nonstandard risks. Nonstandard insurance is intended for drivers who, due to their driving record, age or vehicle type, represent a higher than normal risk. As a result, customers who purchase nonstandard automobile insurance generally pay higher premiums for similar coverage than drivers qualifying for standard or preferred policies. While there is no established industry-recognized demarcation between nonstandard policies and all other personal automobile policies, we

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believe that nonstandard automobile risks generally constitute up to 25% of the personal automobile insurance market, with this percentage fluctuating according to competitive conditions in the market.

Each state requires personal automobile drivers to be insured to the particular state’s minimum limits as a prerequisite to being licensed and driving lawfully. Minimum limits refer to minimal levels of bodily injury and property damage liability insurance coverage. The following table sets forth the minimum limits requirements as of the date of this prospectus for personal automobile insurance in our top five states (based on direct premiums written during the fiscal year ended December 31, 2003):

	Bodily Injury
			Property Damage
	(per person)	(per accident)	(per accident)

Ohio	$12,500	$25,000	$7,500
Pennsylvania*	$15,000	$30,000	$5,000
Kentucky	$25,000	$50,000	$10,000
South Carolina	$15,000	$30,000	$10,000
Indiana	$25,000	$50,000	$10,000

*	Pennsylvania also requires personal automobile drivers to carry a minimum of $5,000 of medical benefits per person.

Despite regulations mandating that drivers have a minimum level of liability insurance, there are a number of drivers that do not carry any personal automobile insurance. A report dated December 2000 and based on data from 1995-1997 by the Insurance Research Council entitled “Uninsured Motorists” estimates that in the United States approximately 13% of drivers do not carry automobile liability insurance. Based on Federal Highway Administration statistics from 2001, this percentage implies that there are approximately 25 million uninsured motorists in the United States. The percentage of uninsured motorists varies significantly by state.

OUR PRODUCTS

We primarily sell minimum limits personal automobile insurance. We issue policies for the minimum limits of insurance coverage mandated by state laws in the ten states in which we currently operate. This distinguishes us from some of our competitors, who may write nonstandard automobile insurance beyond minimum limits and/or also may write standard and/or preferred automobile insurance. We also distinguish ourselves by providing six month policies with flexible payment terms to meet our customers’ needs, including monthly, bi-monthly and paid-in-full payment options. Over 90% of our current customers pay monthly. The most common forms of payment include check by phone, credit card, check by mail, money order and money wire. We have no present intention to introduce any new products.

In addition to insurance premiums, we also charge fees, including policy origination fees, cancellation fees, billing fees and reinstatement fees. For the year ended December 31, 2003 and the nine months ended September 30, 2004, these fees represented approximately $25.7 million or 11.6%, and $24.2 million or 11.4%, respectively, of our direct premiums written. We do not charge any financing fees, and, therefore, our customers’ payments are not subject to changes in interest rates.

We had approximately 200,000 insurance policies in-force as of September 30, 2004. The average annual premium on these policies was $1,344 (or $1,460 if policy service fees are included).

We believe that our customers generally purchase automobile insurance to comply with state laws requiring drivers to be insured. As of September 30, 2004, over 90% of our in-force policies were issued to customers who have failed to maintain continuous insurance coverage. In addition, approximately one-half of our customers had driving records reflecting no moving violations within the previous three-year period.

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DISTRIBUTION AND MARKETING

Distribution

We sell minimum limits personal automobile insurance directly to the public through company-owned call centers. We do not accept any business from independent agents. We believe our direct sales approach affords us a lower and largely fixed cost structure which is highly scalable as we move into additional markets. Our sales force is comprised of full time, commissioned employees who are licensed agents and who handle all incoming calls from potential customers. Our telephone system tracks all incoming calls to ensure that calls are directed to agents who are licensed in the state of residence of the potential customer.

We currently have three call centers that handle our sales operations. These call centers are located in Columbus, Ohio in our corporate headquarters, Monroe County, Ohio and Williamsburg County, South Carolina. As of September 30, 2004, we had over 200 licensed sales representatives located at these three sites.

Our call centers employ our state-of-the-art information technology and telephone systems. All sales associates have access to our proprietary database, and our telephone system routes calls to any of our call centers based on personnel availability.

Our future sales strategy contemplates a continuation of our current call center concept. As we expand, we will locate sales (as well as customer service and training staff) in locations outside of our corporate headquarters. When selecting a site for a new call center, we consider the availability and adequacy of potential employees and the financial incentives offered by governmental entities, among other factors.

Geographic distribution

We are currently selling insurance in ten states. For the year ended December 31, 2003 and the nine months ended September 30, 2004, our top five states generated 91% and 88%, respectively, of our direct premiums written. The following table sets forth the distribution of our direct premiums written by state as a percentage of total direct premiums written for the periods indicated:

	For the year ended December 31,			For the nine months
				ended September 30,
	2001	2002	2003	2004

Ohio	42%	38%	32%	28%
Pennsylvania	19	20	20	20
Kentucky	14	15	16	17
South Carolina	8	11	14	14
Indiana	11	10	9	9
All other states	6	6	9	12

	100%	100%	100%	100%

We intend to expand our business in all of our current states, and to add additional states where expansion will provide us with what we consider to be profitable growth opportunities. Based on our experience, we believe there is a considerable pool of uninsured drivers in each state, and we continue to target customers who have minimum limits coverage with other insurers. We are focused on attracting these potential customers through our advertising campaign. To assist in our geographic expansion, we have established a state evaluation unit that reports to our senior management. The state evaluation unit continually reviews the opportunities to profitably expand into new states and has identified five additional states for entry in the near future. Of such five states, we are already licensed

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to operate in three, Arizona, Arkansas and Oklahoma, and plan to begin operations in Arizona and Oklahoma in 2005.

Brand awareness and advertising

As a direct writer, we rely on our brand awareness and advertising to generate product sales. We have developed our brand awareness and promoted our minimum limits personal automobile insurance product by using the following advertising methods:

-	broadcast television;

-	cable television;

-	radio;

-	billboard advertising;

-	print advertising;

-	sports marketing;

-	live event sponsorships; and

-	yellow pages and similar phone books.

Our advertising campaign is designed to generate telephone inquiries to our call centers where our sales employees are generally able to give quotes to potential customers within a few minutes and to bind coverage prior to completion of the call.

We aggressively and strategically incorporate our service marks into our advertising. Our service marks “SAFE AUTO INSURANCE®,” “1-800-SAFE-AUTO®” and “PLAY IT SAFE®” are registered with the United States Patent and Trademark Office, and we have registrations pending for our service marks “WE KEEP YOU LEGAL FOR LESS!SM” and “MINIMUM COVERAGE FOR MINIMUM BUDGETSSM”. We believe that our advertising, particularly our use of our service marks, an easy to remember toll-free telephone number and a catchy jingle have created significant brand awareness in the ten states where we operate and provide a competitive advantage to us. We use our advertising as a means to educate the public about the risks of driving while uninsured and position our company as a market specialist in providing easy to obtain, affordable minimum limits personal automobile insurance coverage. We intend to continue to leverage this competitive advantage in order to increase our market share in the states in which we currently operate.

UNDERWRITING AND PRICING

Our underwriting philosophy is to establish policy rates that properly charge for the risks we are insuring. We establish underwriting standards using methodologies that support this philosophy. The methodologies may vary somewhat by state, but include the following:

-	a modified “take all comers” (i.e., insure all applicants) approach – our sophisticated, proprietary underwriting system allows us to provide coverage on all personal automobile drivers who meet our point underwriting guidelines, regardless of prior insurance coverage or credit history;

-	point underwriting – risk selection based upon driving record points;

-	use of motor vehicle reports and claims loss underwriting experience reports shortly after we agree to provide coverage to determine whether premiums or policy terms should be adjusted; and

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-	individual risk selection criteria for discount eligibility, including factors such as age, driving record, claims history, home ownership, insurance on multiple cars, transfers from other insurers and vehicle safety features.

Our underwriting process, for both new and renewal business, is highly automated. We have an underwriting staff comprised of 30 employees as of December 1, 2004. We believe our automated underwriting process gives us the ability to capture relevant pricing information and increase the speed, accuracy and consistency of our underwriting decisions. We also believe that our automated process enables us to reduce our underwriting risk by adjusting policy terms and the premiums of policyholders after coverage has been bound if the information provided to us by the customer proves to be incorrect.

Our pricing philosophy focuses on making the purchase of minimum limits coverage easy and affordable in the target market. Key components of our pricing philosophy include:

-	rate structures that focus on low monthly payments, which are 1/6th of the six month premium;

-	tiered programs based on factors such as age and driving record, which are available in some of our markets to increase sales penetration and competitiveness while maintaining our profitability; and

-	use of fee income from policy origination fees, cancellation fees, billing fees and reinstatement fees to supplement premium income.

CLAIMS MANAGEMENT

Our claims management process is designed to handle legitimate claims efficiently while vigorously investigating and challenging claims that we believe are invalid or fraudulent. All claims personnel are involved in fraud detection. In addition, we investigate fraud through our special investigative unit, or SIU, which is currently managed by a former police detective and staffed by 14 investigators as of December 1, 2004, all of whom have police or other public service investigative experience. We also have employed a registered nurse to help us timely identify potentially exaggerated injury claims.

Our claims department consisted of approximately 175 employees as of December 1, 2004, including claims adjusters, appraisers, managers, special investigators and administrative personnel. We require each of our claims adjuster trainees to complete our extensive, in-house training program, and all of our employees regularly attend continuing education programs. We believe this focus on training helps to ensure uniform treatment of claims. We also utilize independent, third party appraisers to determine the extent of damage claimed.

We conduct our claims management at a 25,000 square foot claims center that was opened in May 2003 in Columbus, Ohio.

Our customers may report claims on our 1-800-SAFE-AUTO toll-free telephone number 24 hours a day, 7 days a week. We seek to respond to claims within 24 hours of a report.

Our claims department is automated, which reduces our cost of doing business and improves service to our customers. Examples of our claims automation include:

-	automated correspondence;

-	a direct link to our database on each adjuster’s computer for the reporting of injuries;

-	computer links with certain of our business partners in the claims area, including our subrogation provider Transpac, and Safelite, which is both our glass provider and “first notice of loss” provider after normal business hours; and

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-	an estimating system for our in-house appraisers and Internet capabilities for all adjusters to allow better access to information that is relevant to their work.

While our objective in many cases is to settle claims, we will allow claims to go to litigation where we believe it is appropriate to do so. We retain outside defense counsel to represent our insureds’ interests; however, our litigation managers continually review each case as it develops to determine whether it should go to trial or be settled.

LOSS AND LOSS ADJUSTMENT EXPENSE

Automobile accidents generally result in insurance companies paying settlements resulting from physical damage to an automobile or other property and injury to a person. Because our insureds and claimants typically notify us within a short time after an accident has occurred, our ultimate liability under our policies for loss and loss adjustment expenses, such as legal and other fees relating to the settlement of claims and the portion of general expenses allocated to claim settlements, generally emerges in a relatively short period of time. In some cases, however, the period of time between the occurrence of an insured event and the final settlement of a claim may be several months or years, and during this period it often becomes necessary to adjust the loss reserve estimates either upward or downward.

We record loss reserves to cover our estimated ultimate liability for reported and IBNR losses under insurance policies that we write and for loss and loss adjustment expenses relating to the investigation and settlement of claims. We estimate liabilities for the cost of losses and loss adjustment expenses for both reported and unreported claims primarily based on historical loss experience adjusted for changes in loss costs, underwriting standards, policy provisions and other factors. Estimating the liability for unpaid loss and loss adjustment expense is inherently a matter of judgment and is influenced by factors which are subject to significant variation. We monitor items such as the effect of inflation on medical, hospitalization, repair and replacement costs, general economic trends and the legal environment. The ultimate liability may be higher or lower than recorded loss reserves, and any adjustments are reflected in our results of operations in the periods in which the adjustments occur. We engage an independent, third party actuarial consultant to review the adequacy of our loss reserves on a quarterly basis, in addition to the annual review by our independent public accounting firm in connection with our fiscal year audit.

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An analysis of our losses and loss adjustment expenses for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004 is summarized in the following table:

	As of December 31,
				As of September 30,
	2001	2002	2003	2004

	(in thousands)
Balance as of beginning of year	$20,653	$31,273	$44,496	$75,148
Less: Reinsurance recoverable	1,277	1,479	477	201
Net balance as of beginning of year	19,376	29,794	44,019	74,947
Incurred related to:
Current period	47,233	81,210	137,671	133,530
Prior period	(1,225)	(1,265)	2,408	(678)
Total incurred	46,008	79,945	140,079	132,852
Paid related to:
Current period	26,891	48,861	82,902	71,843
Prior period	8,699	16,859	26,249	41,904
Total paid	35,590	65,720	109,151	113,747
Net balance at end of period	29,794	44,019	74,947	94,052
Plus: Reinsurance recoverable	1,479	477	201	112
Balance at end of period	$31,273	$44,496	$75,148	$94,164

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The following table presents the development of our loss and loss adjustment expense reserves, net of reinsurance, for the calendar years 1993 through 2003 (excluding amounts that may be recovered from subrogation and salvage).

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

	(in thousands)
Liability for unpaid losses and loss adjustment expenses:
As originally estimated	$181	$1,864	$5,212	$9,374	$12,314	$13,662	$18,006	$20,520	$31,091	$47,902	$81,270
Liability re-estimated as of:
One year later	104	2,160	5,573	8,445	7,198	7,941	16,310	18,793	27,582	48,698
Two years later	100	2,297	5,306	6,218	6,000	8,374	14,859	15,136	29,384
Three years later	149	2,319	4,838	6,056	5,460	8,187	11,852	16,600
Four years later	147	2,236	4,788	5,947	6,334	5,974	12,986
Five years later	144	2,231	4,953	6,399	5,404	7,217
Six years later	144	2,218	4,843	5,918	5,950
Seven years later	143	2,219	4,723	6,185
Eight years later	143	2,210	4,827
Nine years later	143	2,215
Ten years later	143
Cumulative deficiency (redundancy)	(38)	351	(385)	(3,189)	(6,364)	(6,445)	(5,020)	(3,920)	(1,707)	796
Cumulative amounts paid as of:
One year later	6	1,450	3,251	4,403	3,275	4,114	8,141	9,502	18,340	30,328
Two years later	68	1,993	4,411	5,343	4,450	5,663	10,216	12,839	23,655
Three years later	143	2,188	4,635	5,672	5,134	6,137	11,087	14,316
Four years later	143	2,221	4,665	5,853	5,270	5,819	11,561
Five years later	143	2,221	4,710	5,868	5,357	6,315
Six years later	143	2,210	4,717	5,878	5,398
Seven years later	143	2,210	4,723	5,873
Eight years later	143	2,210	4,721
Nine years later	143	2,209
Ten years later	143

The following table is a reconciliation of our net liability to our gross liability for losses and loss adjustment expenses (excluding amounts that may be recovered from subrogation and salvage).

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

	(in thousands)
As originally estimated:
Net liability shown above	$181	$1,864	$5,212	$9,374	$12,314	$13,662	$18,006	$20,520	$31,091	$47,902	$81,270
Add reinsurance recoverables	0	0	0	675	1,491	2,398	1,818	1,277	1,479	477	202
Gross liability	181	1,864	5,212	10,049	13,805	16,060	19,824	21,797	32,570	48,379	81,472

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	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

	(in thousands)
As re-estimated at 12/31/03
Net liability shown above	143	2,215	4,827	6,185	5,950	7,217	12,986	16,600	29,384	48,698
Add reinsurance recoverables	0	0	0	393	901	2,061	1,566	1,189	1,323	562
Gross liability	143	2,215	4,827	6,578	6,851	9,278	14,552	17,789	30,707	49,260
Gross cumulative deficiency (redundancy)	(38)	351	(385)	(3,471)	(6,954)	(6,782)	(5,272)	(4,008)	(1,863)	881
Gross cumulative deficiency (redundancy) as a percent of originally estimated gross liability	(21%)	19%	(7%)	(35%)	(50%)	(42%)	(27%)	(18%)	(6%)	2%
Net cumulative deficiency (redundancy)	($38)	$351	($385)	($3,189)	($6,364)	($6,445)	($5,020)	($3,920)	($1,707)	$796
Net cumulative deficiency (redundancy) as a percent of originally estimated net liability	(21%)	19%	(7%)	(34%)	(52%)	(47%)	(28%)	(19%)	(5%)	2%

REINSURANCE

We have utilized reinsurance in the past to increase our underwriting capacity and to reduce our exposure to losses. Reinsurance is an arrangement in which a reinsurer agrees to assume specified risks written by an insurance company by paying the insurance company all or a portion of the insurance company’s losses arising under specified classes of insurance policies in exchange for a portion of the policy premiums.

We used Gen Re, which was rated A++ by A.M. Best at September 30, 2004, for our reinsurance program from 1998 until October 1, 2004 when we terminated our most recent reinsurance agreement. This agreement with Gen Re covered all policies written by us and required us to share 15.0% of our direct premiums written with Gen Re. As of September 30, 2004, we had $15.0 million of unsecured deposit receivables and $0.1 million of unsecured reinsurance recoverables from Gen Re. Unsecured deposit receivables represent amounts that we deposited with Gen Re pursuant to the terms of this agreement that Gen Re is obligated to return to us at various times in the future. Unsecured reinsurance recoverables represent amounts that we are entitled to recover from Gen Re relating to claims that we paid that Gen Re reinsured. We do not believe the termination of this agreement will have a material effect on our collection of the deposit receivables from Gen Re, and we expect to collect a substantial portion of these receivables over the next 12 months as shared losses are paid. In addition, as a result of the termination of this agreement, we will no longer incur expenses related to its administration. For the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, we incurred $0.3 million, $1.3 million, $1.9 million and $1.3 million, respectively, in expenses related to this agreement. We do not believe that the termination of this agreement will have any other material impact on our business, financial condition or results of operations.

At the time the recently terminated reinsurance agreement initially became effective on October 1, 2001, management determined that there was sufficient risk transfer given the facts and circumstances to qualify the agreement for reinsurance accounting under statutory accounting principles. Historically

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management has not prepared GAAP financial statements for the company; however, in connection with this initial public offering, we prepared GAAP financial statements, and in the course of such preparation, we re-evaluated the risk transfer aspects of this agreement using more sophisticated techniques and more current information regarding the characteristics of our business. As a result of this re-evaluation, we determined that this agreement transfers less risk than originally estimated primarily because the reinsurer is not required to share premiums under the agreement until losses exceed $900 on a per claim basis. Based on this determination and in accordance with the applicable requirements of SFAS No. 113, we have accounted for the agreement since its inception using the deposit method for all of our GAAP financial statements. Because this re-evaluation was conducted for the initial preparation of our GAAP financial statements, no restatement for GAAP purposes was necessary. In accordance with statutory reporting requirements, we have reported an opening surplus adjustment in our insurance subsidiary’s third quarter 2004 statutory filing to reflect the application of deposit accounting. Under deposit accounting, the premiums shared with Gen Re (less any fees expensed in accordance with the terms of the agreement) were recorded as deposit receivables.

Although reinsurers are liable for loss to the extent of the coverage they assume, reinsurance contracts do not discharge the original insurer from primary liability for the full amount of the policies issued. In order to mitigate the credit risks inherent in our reinsurance, when selecting a reinsurer, we carefully review the financial condition of the reinsurer in an effort to minimize our exposure to significant losses from potential reinsurer insolvency.

INVESTMENTS

Investment Strategy. We employ what we consider to be a conservative approach to investment management that seeks to provide a framework to manage and adjust investment risk profiles to accommodate current and expected risks arising out of our insurance business. We have an Investment Committee comprised of three of our directors that closely reviews and monitors our investment strategy and portfolio. The Investment Committee has also adopted investment guidelines that apply to our investment advisors. These guidelines emphasize:

-	maintaining sufficient fixed income securities, in amount and duration, to satisfy the cash requirements of our current operations and longer term obligations;

-	adjusting investment risk to offset or complement insurance risks;

-	meeting all insurance regulatory requirements relating to investments; and

-	preserving capital and maximizing investment income with a focus on after-tax total returns.

While we use the services of several outside investment advisors, Gen Re New England Asset Management, Inc. serves as our principal advisor and manages the majority of our investment portfolio.

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Pursuant to our investment guidelines, we have formalized with our outside investment advisors parameters under which they can invest. Our guidelines provide the following maximum allowable allocation by sector:

U.S. Treasury bonds	100%
U.S. Government Agency bonds	75%
Corporate bonds	60%
Mortgage-backed securities	60%
Collateralized-mortgage obligations	30%
Asset-backed securities	30%
Mortgage-backed securities, collateralized-mortgage obligations and asset-backed securities (combined)	60%
State and political subdivision bonds	75%
Foreign government bonds	10%
Common stock	20%
Preferred stock	20%

Investment Portfolio. Our investment portfolio consists of cash and cash equivalents, fixed maturity securities and equity securities. The following table sets forth the composition of our investment portfolio by type of investment as of the dates indicated.

	As of December 31,

							As of
							September 30,
	2001		2002		2003		2004

	(dollars in millions)
Cash and cash equivalents	$22.1	38.4%	$16.4	21.7%	$7.0	5.8%	$10.8	5.8%
U.S. Treasury bonds	7.3	12.7%	9.8	13.0%	11.2	9.3%	17.4	9.3%
State and political subdivision bonds	9.6	16.7%	14.4	19.0%	33.3	27.6%	40.4	21.6%
Foreign government bonds	0.2	0.3%	0.2	0.3%	0.5	0.4%	0.7	0.4%
Corporate bonds	4.8	8.3%	10.1	13.3%	15.3	12.7%	33.1	17.7%
Redeemable preferred stock	0.0	0.0%	0.1	0.1%	0.9	0.8%	1.6	0.9%
Mortgage-backed securities	5.2	9.1%	17.0	22.5%	40.2	33.4%	56.6	30.1%
Equity securities	8.2	14.3%	7.0	9.2%	9.6	8.0%	24.9	13.3%
Net unrealized gains (losses)	0.1	0.2%	0.7	0.9%	2.5	2.0%	1.6	0.9%

Total cash and investments at market value	$57.5	100%	$75.7	100%	$120.5	100%	$187.1	100%

In managing our fixed maturity securities, we take into account numerous factors with particular emphasis on the duration of our fixed maturity securities and investment ratings. We establish a target duration for our fixed maturity securities that is directly related to the current and expected duration of our short and long term liabilities. We review the target duration regularly and adjust it as necessary. Our current target duration is 2.5 years (plus or minus one year), and our actual duration as of September 30, 2004 was within that range. We seek to keep the maturity schedule of our fixed

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maturity securities within one year of the target. The amortized cost and fair value of our fixed maturity securities as of September 30, 2004, by contractual maturity, is shown below.

Years to maturity	Amortized Cost	Fair Value

	(in millions)
One or less	$12.5	$12.6
After one through five	44.2	44.4
After five through ten	29.0	29.5
After ten	4.7	4.8
Mortgage-backed securities	56.6	57.0
Redeemable preferred stock	1.6	1.5

Total	$148.6	$149.8

Actual maturities of asset-backed securities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Prepayment rates are determined by a number of factors that cannot be predicted with certainty, including the relative sensitivity of the underlying mortgages or other collateral to changes in interest rates, a variety of economic, geographic and other factors, and the repayment priority of the securities in the overall securitization structures.

The Securities Valuation Office of the NAIC evaluates the bond investments of insurers for regulatory reporting purposes and assigns securities to one of six investment categories called “NAIC designations.” The NAIC designations generally parallel the credit ratings of the nationally recognized statistical rating organizations for marketable bonds. NAIC designations 1 and 2 include bonds considered to be investment grade, which are those rated “BBB-” or higher by Standard & Poor’s. NAIC designations 3 through 6 include bonds considered to be below investment grade, rated “BB+” or lower by Standard & Poor’s. Our investment guidelines limit the minimum ratings of fixed maturity securities in our portfolio, restrict the amount of investment in fixed maturity securities of a single issuer and require us to maintain a weighted average credit quality of AA- for our fixed maturity securities portfolio. The quality distribution of our cash equivalents, short-term investments and fixed maturity securities as of September 30, 2004 was as follows:

				% of Total at
Standard & Poor’s Rating	NAIC Rating	Amortized Cost	Fair Value	Fair Value

	(dollars in millions)
AAA	1	$116.8	$117.5	72.6%
AA	1	18.9	19.1	11.8%
A	1	22.4	22.5	13.9%
BBB	2	1.5	1.6	0.9%
BB and below	0	0.9	0.9	0.7%
Not rated	0	0.1	0.1	0.1%
Total		$160.6	$161.7	100%

Our investment portfolio also includes equity securities. In managing our equity securities, we seek to balance maximizing total after-tax return with acceptable levels of risk. We generally invest only in companies that we believe have an established record of performance and favorable future prospects. Our focus is long term in nature and short term trading is kept to a minimum. Under our investment guidelines, we may not invest more than 2% of our statutory admitted assets in any single issuer’s equity securities.

The primary market risk exposure to our investment portfolio is interest rate risk, which we attempt to limit by managing duration to a defined range and “laddering” the maturities of the securities we

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purchase to achieve our duration target. Our investment portfolio is also subject to credit risk and equity risk. We attempt to manage our credit risk and equity risk through issuer and industry diversification. We regularly monitor our overall investment results and review compliance with our investment guidelines and objectives.

On a quarterly basis, we examine our investment portfolio for evidence of impairment. The assessment of whether impairment has occurred is based on our evaluation, on an individual security basis, of the underlying reasons for the decline in fair value, which are discussed with our investment advisor and evaluated to determine the extent to which such changes are attributable to interest rates, market-related factors other than interest rates, or financial condition, business prospects or other fundamental factors specific to the issuer. Declines attributable to issuer fundamentals are reviewed in further detail. When one of our securities has a decline in fair value that is determined to be other than temporary, we reduce the carrying value of the security to its current fair value as required by GAAP.

Based upon our analysis, we believe that we will recover all losses related to those securities that currently reflect unrealized losses and that we have the ability to hold these securities until they mature or recover in value. Should either of these beliefs change with regard to a particular security, a charge for impairment would likely be required.

As of September 30, 2004, investments carried at a fair value of $2.4 million and approximately $0.1 million of cash were on deposit with state insurance regulatory authorities.

In managing our investment portfolio, we periodically sell call options on certain of our equity security holdings to generate additional investment income. Our sale of call options has not historically had a material impact on our investment portfolio, and we do not otherwise use derivatives in managing the portfolio.

TECHNOLOGY

As of December 1, 2004, our information technology department consisted of 44 professionals. The effectiveness of our business model depends in large part on our core information technology system, AutoPilotTM. We custom designed and developed the AutoPilotTM system to handle all aspects of our business including quotation, underwriting, policy management, billing, accounts receivable and claims processing without interacting with any third party server. AutoPilotTM provides for an automated underwriting, policy issue, billing and cancellation process. The system runs on a Microsoft Windows application and is an object-oriented, client server based system. We believe that by having only one core information technology system we can devote our development resources to enhancements of the system rather than to legacy interfaces and other related issues. We maintain the AutoPilotTM system entirely with our own technical support personnel who continuously seek to upgrade the system to take advantage of business opportunities and developments in automation and technology.

We use IBM’s DB2 UBD for our back-end database and Microsoft Windows and Intel based servers to run our data center operations. All data center operations are centralized in our corporate headquarters. We use Citrix Metaframe XP to deploy all of our applications to the desktop. This technology allows us to deploy and manage applications to the desktop rapidly and minimize the amount of necessary technical support personnel. We support all of our remote call centers from our corporate headquarters without maintaining any on-site technical support personnel.

For our call centers, we use Avaya’s S8700 telephone system. This system allows us to leverage our existing digital telephone infrastructure and take advantage of voice over internet protocol technology. The voice over internet protocol centralizes our PBX, minimizes management costs, maximizes flexibility, routes calls to all of our call centers and allows all of our call centers to act together as one coordinated unit. Our call centers are connected via an internet protocol-enabled asynchronous transfer mode wide area network, or ATM WAN, that carries both voice and data on a converged network.

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Our telephone system also provides both real-time and historical reporting on all call center agents and allows customers to review their policy, make payments and request forms.

We believe that our information technology systems, including AutoPilotTM, provide us with a competitive advantage because they are capable of handling all aspects of our business. These systems allow us to issue policies and our customers to manage their policies on an automated basis and allow us to reduce our underwriting risk by adjusting policy terms and the premiums of policyholders after coverage is bound. In addition, these systems are highly scalable. We intend to continue to invest in technology to further enhance our customer service, product management and data analysis capabilities.

COMPETITION

Because there are relatively few barriers to entry other than regulatory considerations, the minimum limits part of the personal automobile insurance industry is highly competitive with a wide range of insurers seeking a share of the market. We compete with insurers that sell minimum limits personal automobile insurance policies through independent agencies as well as insurers that, like us, sell such policies directly to their customers. Therefore, we believe that our competition comes not only from large national companies such as the Progressive insurance group, the Allstate insurance group, the State Farm insurance group and the Berkshire Hathaway insurance group (including GEICO), but also from smaller specialty insurers, such as Infinity Property & Casualty Corporation, Direct General Corporation, Bristol West Insurance Company and Affirmative Insurance Company, and independent agents that operate in a specific region or single state in which we operate. There are a number of companies that, like us, sell policies directly to their customers. These companies include GEICO, Progressive and AIG and a number of smaller competitors. We believe that companies distributing directly are taking market share from companies distributing through independent agents as they benefit from greater brand recognition among customers, direct relationships with policyholders and lower cost structures.

We compete primarily on the basis of price, product distribution, optional coverages offered, availability of flexible payment arrangements and claims and customer service which includes ease and speed of purchasing our policies and a toll-free customer service line that is staffed 24 hours a day, 365 days a year with responsive company customer service representatives. While many of our competitors have more capital and greater resources than we have, offer a broader range of products at lower prices and sell their products through widespread agency networks, we believe that our focus on minimum limits insurance only, direct distribution model, brand name recognition in our markets, flexible payment arrangements and customer service provide us with an advantage over our competitors in the minimum limits part of the personal automobile insurance industry.

REGULATORY ENVIRONMENT

We are subject to comprehensive regulation and supervision by government agencies in Ohio, the state in which our insurance subsidiary is domiciled, as well as in the states where our subsidiary sells insurance products, issues policies and handles claims. State insurance laws and regulations are complex, and each jurisdiction’s requirements are different. Certain states impose restrictions or require prior regulatory approval of certain corporate actions. In addition, from time to time, the United States Congress and certain federal agencies investigate the current condition of the insurance industry to determine whether federal regulation is necessary. We believe that we are currently in material compliance with the laws, rules and regulations that are applicable to us and that no failure by us to comply with such laws, rules and regulations in the last three years has had a material adverse effect on our business or financial results.

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Required licensing

Our insurance subsidiary operates under licenses issued by various state insurance authorities. It is licensed in 13 states and currently operating in ten states. These licenses govern, among other things, the types of insurance coverage and agency and claim services that we may offer consumers in these states. Such licenses typically are issued only after we file an appropriate application and satisfy prescribed criteria. We must apply for and obtain the appropriate new licenses before we can implement any plan to expand into a new state or offer a new line of insurance or other new product that requires separate licensing. Based on our experience, the time required to obtain the licenses necessary to expand into a new state varies on a state-by-state basis and ranges from five weeks to several years.

Transactions between insurance companies and their affiliates

We are a holding company and are subject to regulation in the jurisdictions in which our insurance subsidiary conducts business. Our insurance subsidiary is organized and domiciled under the insurance statutes of Ohio. The insurance laws of that state provide that all transactions among members of an insurance holding company system must be fair and reasonable. Transactions between our insurance subsidiary and its affiliates generally must be disclosed to state regulators, and prior regulatory approval generally is required before any material or extraordinary transaction, such as sale, investment, loan, guarantee and reinsurance transactions, may be consummated or any management agreement, service agreement, expense sharing arrangement or other contract providing for the rendering of services on a regular, systematic basis is entered into. State regulators may refuse to approve or delay approval of such a transaction, which may impact our ability to innovate or operate efficiently.

Regulation of insurance rates and approval of policy forms

The insurance laws of most states in which our insurance subsidiary operates require insurance companies to file insurance rate schedules and insurance policy forms for review and approval. State insurance regulators have broad discretion in judging and approving whether our rates or requested rate changes are adequate, not excessive and not unfairly discriminatory and whether our policy forms comply with law. The speed at which we can change our rates depends, in part, on the method by which the applicable state’s rating laws are administered.

Restrictions on cancellation, non-renewal or withdrawal

Many states have laws and regulations that limit an insurance company’s ability to exit a market. For example, certain states limit an automobile insurance company’s ability to cancel or not renew policies. Some states also prohibit an insurance company from withdrawing from one or more lines of business in the state, except pursuant to a plan approved by the state insurance department. In some states, this applies to significant reductions in the amount of insurance written, not just a complete withdrawal. The state insurance department may disapprove a plan that it believes may lead to market disruption.

Investment restrictions

We are subject to state laws and regulations that require diversification of the investment portfolio of our insurance subsidiary and that limit the amount of investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

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Capital requirements

Our insurance subsidiary is subject to risk-based capital standards and other minimum capital and surplus requirements imposed under applicable state laws, including the laws of its state of domicile, Ohio. The risk-based capital standards are based upon the Risk-Based Capital Insurance Model Act adopted by the NAIC and require our insurance subsidiary to report its results of risk-based capital calculations to state departments of insurance and the NAIC. Failure to meet applicable risk-based capital requirements or minimum statutory capital requirements could subject us to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or liquidation. Any changes in existing risk-based capital requirements or minimum statutory capital requirements may require us to increase our statutory capital levels. At December 31, 2003, our insurance subsidiary maintained a risk-based capital level that is in excess of an amount that would require any corrective action on our part.

IRIS ratios

The NAIC Insurance Regulatory Information System, or IRIS, is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS is intended to assist state insurance regulators in targeting resources to those insurers in greatest need of regulatory attention. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers’ annual statutory statements. The analytical phase is a review of the annual statement, financial ratios and other automated solvency tools. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. A ratio result falling outside the usual range of IRIS ratios is not considered a failing result, rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial.

At December 31, 2003, our insurance subsidiary had three IRIS ratios outside the usual range. These three ratios related to our 55.5% increase in net writing in 2003, our 3.3% investment yield in 2003 and our 57.0% increase in policyholders surplus in 2003. With respect to net writing, the NAIC considers an increase or decrease in excess of 33% to be outside the usual range. For investment yield, the NAIC’s usual range is 4.5% to 10%. With respect to policyholders surplus, the NAIC considers an increase in excess of 50% or a decrease in excess of 10% to be outside the usual range. Our unusual results for these three ratios were primarily attributable to our significant growth in premiums and surplus and the low interest rates available for investment of our funds.

Regulation of dividends

We are a holding company with no substantial business operations of our own. Consequently, our ability to pay dividends to shareholders and meet out debt payment obligations is largely dependent on dividends or other payments from our insurance subsidiary. State insurance laws restrict the ability of our insurance subsidiary to declare dividends. Our insurance subsidiary may not make an “extraordinary dividend” until 30 days after the Ohio Superintendent of Insurance has received notice of the intended dividend and has not objected in such time or the Superintendent has approved the payment of the extraordinary dividend within the 30-day period. An extraordinary dividend is defined as any dividend or distribution that, together with other distributions made within the preceding 12 months, exceeds the greater of 10% of the insurance company’s policyholders’ surplus as of the preceding December 31 or the net income of the insurance company for the twelve-month period ending as of the preceding December 31, in each case determined in accordance with statutory

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accounting practices. In addition, an insurance company’s remaining surplus after payment of a cash dividend to shareholders must be both reasonable in relation to its outstanding liabilities and adequate to meet its financial needs. Without regulatory approval, the aggregate maximum amount of dividends that we estimate can be paid in 2005 to us by our insurance subsidiary is approximately $19 million.

Acquisition of control

The acquisition of control of our insurance subsidiary requires the prior approval of Ohio insurance regulators. Generally, any person who directly or indirectly through one or more affiliates acquires 10% or more of the outstanding securities of an insurance company or its parent company is presumed to have acquired control of the insurance company. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to state agencies of a change of control with respect to a non-domestic insurance company licensed to do business in that state. While such pre-acquisition notification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic insurer if certain conditions exist, such as undue market concentration. Such approval requirements may deter, delay or prevent certain transactions affecting the ownership of our common shares.

Shared or residual markets

Like other insurance companies, we are required to participate in mandatory shared market mechanisms or state pooling arrangements as a condition for maintaining our automobile insurance licenses to do business in various states. The purpose of these state-mandated arrangements is to provide insurance coverage to individuals who, because of poor driving records or other underwriting reasons, are unable to purchase such coverage voluntarily provided by private insurers. These risks can be assigned to all insurers licensed in the state and the maximum volume of such risks that any one insurance company may be assigned typically is proportional to that insurance company’s annual premium volume in that state. The underwriting results of this mandatory business traditionally have been unprofitable. The amount of premiums we might be required to assume in a given state in connection with an involuntary arrangement may be reduced because of credits we may receive for nonstandard personal automobile insurance policies that we write voluntarily.

Guaranty funds

Under state insurance guaranty fund laws, insurance companies doing business in a state can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. Maximum contributions required in any one year vary between 1% and 2% of annual written premiums in that state, but it is possible that caps on such contributions could be raised if there are numerous or large insolvencies. In most states, guaranty fund assessments are recoverable either through future policy surcharges or offsets to state premium tax liability.

Trade practices

The manner in which we conduct the business of insurance is regulated by state statutes in an effort to prohibit practices that constitute unfair methods of competition or unfair or deceptive acts or practices. Prohibited practices include disseminating false information or advertising; defamation; boycotting, coercion and intimidation; false statements or entries; unfair discrimination; rebating; improper tie-ins with lenders and the extension of credit; failure to maintain proper records; failure to maintain proper complaint handling procedures; and making false statements in connection with insurance applications for the purpose of obtaining a fee, commission or other benefit.

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Unfair claims practices

Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices on a flagrant basis or with such frequency to indicate a general business practice.

Licensing of agents and adjusters

Generally, individuals who sell, solicit or negotiate insurance are required to be licensed by the state in which they work for the applicable line or lines of insurance they offer. Agents generally must renew their licenses annually and complete a certain number of hours of continuing education. In certain states in which we operate, insurance claims adjusters are also required to be licensed and some must fulfill annual continuing education requirements. All of our sales employees and adjusters are appropriately licensed.

Financial reporting

Our insurance subsidiary is required to file quarterly and annual financial reports with states using statutory accounting practices. Statutory accounting practices are different from GAAP, which generally reflect our insurance subsidiary on a going concern basis. Statutory accounting practices used by state regulators, in keeping with the intent to assure policyholder protection, are generally based on a liquidation concept.

Periodic financial and market conduct examinations

The state insurance departments that have jurisdiction over our insurance subsidiary may conduct on-site visits and examinations of the insurance subsidiary’s affairs, especially as to its financial condition, ability to fulfill its obligations to policyholders, market conduct, claims practices and compliance with other laws and applicable regulations. Typically, these examinations are conducted every three to five years. In addition, if circumstances dictate, regulators are authorized to conduct special or target examinations of insurance companies to address particular concerns or issues. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action on the part of the company that is the subject of the examination or assessing fines or other penalties against the company.

Privacy regulations

In 1999, the United States Congress enacted the Gramm-Leach-Bliley Act, which protects consumers from the unauthorized dissemination of certain personal information. Subsequently, the majority of states have implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance and finance companies, and require us to maintain appropriate procedures for managing and protecting certain personal information of our customers and to fully disclose our privacy practices to our customers. We may also be exposed to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition.

Other insurance regulatory initiatives and proposed legislation

The regulation of insurance companies constantly changes as governmental agencies and legislatures react to real or perceived issues. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the NAIC and state insurance regulators are continually re-examining existing laws and regulations.

Business

LEGAL PROCEEDINGS

We and our subsidiaries are named from time to time as defendants in various legal actions that are incidental to our business and arise out of or are related to claims made in connection with our insurance policies, claims handling and employment related disputes. We believe we have recorded adequate reserves for these legal actions and that resolution of them will not have a material adverse effect on our results of operations or financial condition.

PROPERTIES

We own a 47,500 square foot office building in Columbus, Ohio that houses our corporate headquarters and a sales and customer service call center. We also own a 9,760 square foot office building in Monroe County, Ohio that we use as a sales and customer service call center. In addition, we lease 25,000 square feet of office space in Columbus, Ohio for a claims center and 21,000 square feet of office space in Williamsburg County, South Carolina for a sales and customer service call center. We are in the process of purchasing the Williamsburg County, South Carolina facility.

EMPLOYEES

As of December 1, 2004, we employed approximately 770 persons in the following categories:

Administration/Management	109
Claims	175
Customer Service	222
Information Technology	44
Sales	220

Total	770

None of our employees is covered by collective bargaining agreements.

Management

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors as of December 1, 2004:

Name	Age	Positions

Ari Deshe	54	Chairman of the Board and Chief Executive Officer
Jon P. Diamond	47	Vice Chairman and President
Gregory A. Sutton	37	Chief Financial Officer and Treasurer
Jack H. Coolidge	60	Senior Vice President – Insurance Operations of Safe Auto Insurance Company
Howard V. Alley	56	Senior Vice President – Claims of Safe Auto Insurance Company
Jon L. Trickey	36	Senior Vice President – Information Technology of Safe Auto Insurance Company
Charles A. Bryan	58	Director
Peter A. Cohen	58	Director
Oded Gur-Arie, Ph.D.	55	Director
Ralph A. Kaparos	51	Director
James E. Schultz	59	Director

Ari Deshe co-founded Safe Auto Insurance Group in 1993 and has been our Chairman and Chief Executive Officer since our inception. Mr. Deshe also served as our President from 1993 to 1996. Prior to founding Safe Auto Insurance Group, he served as President of Safe Auto Insurance Agency from 1992 to 1993 and as President of Employee Benefit Systems, Inc., an insurance agency specializing in employee life insurance, from 1982 to 1992. Mr. Deshe is also a director of Retail Ventures, Inc. and American Eagle Outfitters, Inc. He is the brother-in-law of Jon P. Diamond.

Jon P. Diamond co-founded Safe Auto Insurance Group in 1993 and has been our President since 1996 and our Vice Chairman since November 2004. Mr. Diamond also served as our Executive Vice President and Chief Operating Officer from 1993 to 1996 and our Secretary from 1993 to February 2002. He previously served as Vice President of Schottenstein Stores Corporation, a diversified, private company, from 1987 to 1993. Mr. Diamond is also a director of Retail Ventures, Inc. and American Eagle Outfitters, Inc. He is the brother-in-law of Ari Deshe.

Gregory A. Sutton has been our Chief Financial Officer and Treasurer since November 2001. Prior to joining us, Mr. Sutton served in various capacities with Grange Mutual Casualty Company, including Assistant Vice President and Controller from May 2001 to November 2001 and Corporate Project Manager from February 1995 to May 2001.

Jack H. Coolidge has been the Senior Vice President of Insurance Operations of Safe Auto Insurance Company since June 2000. Mr. Coolidge previously served as the Vice President of Insurance Operations of Safe Auto Insurance Company from December 1998 to June 2000, and as its Customer Service Manager from June 1998 to December 1998. Prior to joining us, Mr. Coolidge served as Regional Manager and Resident Vice President of General Accident Insurance Company from 1980 to September 1997.

Howard V. Alley has been the Senior Vice President of Claims of Safe Auto Insurance Company since October 2003. Prior to joining us, Mr. Alley owned and operated Howard Alley Consulting, an insurance claims consulting firm, from February 2002 to October 2003. From December 1999 to February 2002, Mr. Alley was retired after spending over 31 years in the insurance industry, including serving as Vice President of Claims of Nationwide Mutual Insurance Company from October 1998 to

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December 1999, Vice President of Claims of Kemper Auto and Home Insurance from March 1998 to October 1998, Vice President of Claims of Direct Response Corporation from March 1997 to March 1998 and Vice President of Claims of Progressive Insurance Company from May 1984 to March 1997.

Jon L. Trickey has been the Senior Vice President of Information Technology of Safe Auto Insurance Company since June 2000. Mr. Trickey previously served as the Vice President of Information Technology of Safe Auto Insurance Company from August 1996 to June 2000, and as Manager of its Information Technology Department from August 1995 to August 1996.

Charles A. Bryan was elected as a director on November 5, 2004. He has been a director of Safe Auto Insurance Company since May 2002. He has served as President of CAB Consulting, LLC, a private insurance consulting firm, since January 2001. Mr. Bryan served as Senior Vice President – Chief Actuary of Nationwide Insurance from June 1998 to January 2001, Chief Executive Officer and President of Direct Response Corporation from 1996 to 1998, a partner at Ernst & Young LLP from 1989 to 1996, where he served as National Director of Casualty Actuarial Services, Senior Vice President, Chief Actuary and Chief Financial Officer of USAA from 1976 to 1989 and Associate Actuary for Allstate Insurance from 1972 to 1976. Mr. Bryan also serves as a director of Medical Mutual of Ohio, a private health insurance provider, and Tower Insurance Group, a commercial property and casualty insurer. He is past president of the Casualty Actuarial Society and of the American Academy of Actuaries.

Peter A. Cohen was elected as a director on November 5, 2004. He has been a director of Safe Auto Insurance Company since May 2002. He has served as a Managing Member and a member of the Executive Committee of Ramius Capital Group, LLC, a private investment firm that he founded in 1994, since its inception. Prior to founding Ramius Capital Group, he worked for more than 23 years in the investment banking industry, including serving as Chairman and Chief Executive Officer of Shearson Lehman Brothers from 1983 to 1990. Mr. Cohen also serves as a director of Portfolio Recovery Associates, Inc., Scientific Games Corporation and Titan Corp.

Oded Gur-Arie, Ph.D., was elected as a director on November 5, 2004. He has been a director of Safe Auto Insurance Company since May 2002. Dr. Gur-Arie is a principal of IIB – Michigan LLC, a management consulting firm. Dr. Gur-Arie has served as Vice President – Chief Scientific Officer of i-impact inc., a software developer, since he co-founded the company in April 1997. Prior to founding i-impact inc., Dr. Gur-Arie served as a managing director of CFI Group USA, LLC, an international management consulting firm, from 1993 to 1997, Chief Executive Officer of Portfolio, Inc., a manufacturing company, from 1987 to 1993, a consultant with Bain & Co., a global business consulting firm, from 1984 to 1987 and a member of the faculty at the University of Michigan Business School from 1980 to 1987.

Ralph A. Kaparos was elected as a director on November 5, 2004. He has been a director of Safe Auto Insurance Company since 1993. Mr. Kaparos has held various positions with National City Bank and its predecessors since 1975, serving as a Senior Vice President since 1989.

James E. Schultz was elected as a director on November 5, 2004. He has been a director of Safe Auto Insurance Company since May 2002. Mr. Schultz retired in February 2001 after working in the insurance industry for more than 27 years, including serving as Vice President and Controller of Nationwide Property/ Casualty Companies from October 1993 to January 2000.

Prior to this offering, our directors were elected pursuant to the Stock Restriction and Close Corporation Agreement dated February 9, 1998, among our shareholders and us. The parties to the agreement have waived any rights to elect the current directors and have agreed to terminate the agreement, without any further action, immediately upon the consummation of this offering.

Management

BOARD OF DIRECTORS

Our board of directors currently consists of seven directors, who are elected on an annual basis. We believe, and our board has determined, that a majority of our directors are independent as defined under the listing standards of the NASDAQ National Market.

Committees of the Board of Directors

Audit Committee. In connection with this offering, we have established an Audit Committee that will oversee and review our accounting, financial reporting and control practices and the audits of our financial statements. The Audit Committee is responsible for:

-	reviewing the qualifications of our independent auditor and selecting and engaging the independent auditor;

-	pre-approving all audit and non-audit services performed by our independent auditor, including the fees and terms of each engagement;

-	reviewing the plan, fees and results of each annual internal audit;

-	reviewing our internal control over financial reporting; and

-	reviewing our audited financial statements, earnings releases and related public disclosures.

The specific duties and responsibilities of the Audit Committee will be set forth in an Audit Committee Charter that we will adopt prior to the completion of this offering.

The current members of our Audit Committee are Messrs. Bryan and Schultz and Dr. Gur-Arie, each of whom satisfies the independence requirements of current SEC rules and NASDAQ listing standards. Our board of directors has determined that each of Messrs. Schultz and Bryan qualifies as an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K and that the other member of our Audit Committee satisfies the financial literacy standards for audit committee members under current SEC rules and NASDAQ listing standards.

Compensation Committee. In connection with this offering, we have established a Compensation Committee that will be responsible for the administration, review and oversight of our compensation and benefit plans and programs, including our incentive compensation plans and equity-based plans. The Compensation Committee will also evaluate the performance and approve the compensation of our Chief Executive Officer and certain other key executives. The specific duties and responsibilities of the Compensation Committee will be set forth in a Compensation Committee Charter that we will adopt prior to the completion of this offering. The current members of our Compensation Committee are Messrs. Cohen and Kaparos and Dr. Gur-Arie, each of whom satisfies the independence requirements of current SEC rules and NASDAQ listing standards.

Nominating and Corporate Governance Committee. In connection with this offering, we have established a Nominating and Corporate Governance Committee that will be responsible for identifying, considering and recommending to the board qualified nominees for election as directors at our annual meetings of shareholders, reviewing and making recommendations on matters involving the general operation of the board and its committees and reviewing and recommending to the board the adoption and appropriate revision of our corporate governance practices. The specific duties and responsibilities of the Nominating and Corporate Governance Committee will be forth in a Nominating and Corporate Governance Committee Charter that we will adopt prior to the completion of this offering. The current members of our Nominating and Corporate Governance Committee are Messrs. Cohen and Kaparos and Dr. Gur-Arie, each of whom satisfies the independence requirements of current SEC rules and NASDAQ listing standards.

Management

Investment Committee. In connection with this offering, we have established an Investment Committee that is responsible for oversight and management of our investment portfolio. The Investment Committee works with our outside investment advisors to establish and implement investment policies and strategies and monitor performance results. The current members of our Investment Committee are Messrs. Cohen, Kaparos and Bryan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our executive officers has served as a director or member of the compensation committee, or any other committee serving an equivalent function, of any entity of which an executive officer is expected to serve as a member of our Compensation Committee or as one of our directors.

DIRECTOR COMPENSATION

Prior to this offering, directors of Safe Auto Insurance Group, Inc. did not receive any compensation for services rendered as a director, but non-employee directors of Safe Auto Insurance Company received an attendance fee of $2,500 for each board meeting attended and up to $2,000 for each committee meeting attended. We anticipate that, following the completion of this offering, each non-employee director will receive an annual retainer of $10,000. The chairman of the Audit Committee will receive an additional $4,000 annually, and the chairman of each other board committee will receive an additional $2,000 annually. Each non-employee director will also receive an attendance fee of $3,000 for each regularly scheduled board meeting attended, $2,000 for each regularly scheduled committee meeting attended and $1,000 for each special board or committee meeting attended. Non-employee directors will receive one-half of the attendance fee if they participate in a meeting telephonically. We also plan to annually grant each non-employee director an option to purchase 3,000 of our common shares pursuant to our 2004 Stock Option and Incentive Equity Plan. Directors who are employees will not receive any additional compensation for serving as a director.

LIMITATION ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Ohio law provides significant protection to the directors and officers of an Ohio corporation. Under Ohio law, a director shall not be deemed to have violated the director’s duties unless it is proved by clear and convincing evidence that the director has not acted in good faith, in a manner the director reasonably believes to be in, or not opposed to, the best interests of the corporation or with the care that an ordinarily prudent person in a like position would use under similar circumstances. Holding a director liable for monetary damages under Ohio law in almost all circumstances requires proof by clear and convincing evidence that the director’s action or failure to act involved deliberate intent to cause injury to the corporation or reckless disregard for the best interests of the corporation. Our code of regulations is consistent with Ohio law in both respects. Our code of regulations also provides that we will indemnify our directors and officers under certain circumstances. In addition, our code of regulations authorizes us to provide director and officer liability insurance.

Prior to the closing of this offering, we will obtain directors’ and officers’ insurance providing indemnification for all of our directors and officers for certain liabilities. We believe that these provisions and this insurance are necessary to attract and retain qualified directors and officers. At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification would be required or permitted. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification.

Management

EXECUTIVE COMPENSATION

Summary compensation table

The following table sets forth certain information with respect to compensation earned by our Chief Executive Officer and our four other most highly compensated executive officers during the fiscal year ended December 31, 2003. The executive officers listed in the table below are referred to in this prospectus as the named executive officers.

		Annual compensation
				All other
Name and principal position	Year	Salary	Bonus	compensation(1)

Ari Deshe	2003	$342,000	$102,242	$7,235
Chairman and Chief Executive Officer

Jon P. Diamond	2003	327,000	165,000	56,982
Vice Chairman and President

Gregory A. Sutton	2003	131,385	101,550	6,154
Chief Financial Officer and Treasurer

Jon L. Trickey	2003	114,423	97,665	8,234
Senior Vice President – Information Technology

Jack H. Coolidge	2003	110,289	82,277	7,573
Senior Vice President – Insurance Operations

(1)	Consists of (a) $3,552, $3,396, $4,585, $4,819 and $5,061 of employer matching contributions under our 401(k) plan for Messrs. Deshe, Diamond, Sutton, Trickey and Coolidge, respectively, and (b) $3,683, $3,522, $1,569, $3,415 and $2,512 of employer matching contributions under our deferred compensation plan for Messrs. Deshe, Diamond, Sutton, Trickey and Coolidge, respectively. Under our deferred compensation plan, our officers and directors may elect to defer receipt of up to 80% of their annual salary and up to 100% of their bonus or director fees on a pre-tax basis. In addition, we are permitted under this plan to make discretionary matching contributions, which vest over a five-year period. A participant’s deferral account is adjusted based on the performance of one or more investment funds selected by the participant. Participants generally receive payment of their deferral account values upon the earlier of retirement or termination of employment, unless a specific date for receipt is designated by the participant at the time of the deferral election. For Mr. Diamond, the amount shown also includes $50,064 of premiums paid by us for split-dollar life insurance policies which will be terminated prior to the closing of this offering.

Stock option grants in 2003

We did not grant any stock options to our named executive officers in 2003.

Stock option exercises and values for 2003

None of our named executive officers exercised stock options in 2003, and none of our named executive officers held any stock options at December 31, 2003.

EMPLOYMENT AGREEMENTS

Immediately prior to the closing of this offering, we intend to enter into Severance Agreements with Ari Deshe and Jon P. Diamond. Under the Severance Agreements, if Messrs. Deshe or Diamond is terminated other than for cause (as defined in the agreement) or if either of them terminates his employment for good reason (as defined in the agreement), Mr. Deshe or Mr. Diamond, as the case may be, will receive a severance payment equal to twice the sum of his then current annual base salary and the bonus paid to him during his last full year of employment. In addition, if during the twenty-four month period following a change in control (as defined in the agreement), Messrs. Deshe or Diamond is terminated other than for cause or if either of them terminates his employment for good reason, Mr. Deshe or Mr. Diamond, as the case may be, will receive a severance payment equal to

Management

three times the sum of his then current annual base salary and the bonus paid to him during his last full year of employment. The Severance Agreements will also provide that Mr. Deshe or Mr. Diamond, as the case may be, will continue to receive his then current annual base salary and employee benefits for a period of twelve months following his termination as a result of his disability (as defined in the agreement). The Severance Agreements will prohibit Messrs. Deshe and Diamond from competing with us for a period of two years following certain events of termination.

We are also a party to an Executive Employment Agreement dated February 9, 1998 with Mr. Diamond. This Executive Employment Agreement will be terminated immediately prior to the closing of this offering.

EQUITY COMPENSATION PLAN INFORMATION

2004 Stock Option and Incentive Equity Plan

General. We established our 2004 Stock Option and Incentive Equity Plan, or 2004 Plan, to enable us to attract, retain and reward outstanding employees, directors and consultants through equity-based compensatory awards, including incentive stock options, non-qualified stock options, performance shares, performance units, restricted stock, stock appreciation rights and stock units. We believe that the 2004 Plan will align the economic interests of participants with those of our shareholders by providing such participants with a vested interest in pursuing our long-term growth, profitability and financial success.

Shares Reserved. A maximum of                     of our common shares may be issued under the 2004 Plan. Any common shares subject to an award under the 2004 Plan that is forfeited or terminated will again be available for future awards. In the event of a stock dividend, stock split, recapitalization, or other specified corporate transaction affecting our common shares, appropriate adjustments will be made to the number of common shares available for awards under the 2004 Plan, as well as to the exercise price, number of shares and other limitations and rights applicable to outstanding awards.

Administration. The 2004 Plan is administered by the Compensation Committee of our board of directors. The Compensation Committee is comprised of at least three members who satisfy the independence requirements of current NASDAQ listing standards, are “outside directors” within the meaning of the Treasury Regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended, and are “non-employee directors” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934. The Compensation Committee has the power and authority, among other things, to select plan participants, determine when awards will be granted and specify the type, amount and other terms of awards.

Eligibility. Persons eligible for awards under the 2004 Plan consist of our non-employee directors, consultants and employees whom the Compensation Committee concludes are valuable to our business success.

Stock Options. Participants in the 2004 Plan may be granted stock options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or may be granted stock options that do not qualify under Section 422, which are referred to as non-qualified stock options. Under Section 422, only employees may be granted incentive stock options. The exercise price, vesting schedule and term of each stock option are determined by the Compensation Committee at the time the stock option is granted. In general, the exercise price of an incentive stock option may not be less than 100% of the fair market value of our common shares on the date of the grant and no incentive stock option may be exercised after the expiration of 10 years from the date it is granted. If the recipient owns more than 10% of our outstanding common shares, the exercise price of an incentive stock option may not be less than 110% of the fair market value of our common shares on the date of the grant and the term may not exceed five years. The exercise

Management

price of each stock option granted under the 2004 Plan must be paid in cash unless the Compensation Committee determines, in its discretion, to allow a participant to tender common shares that such participant has owned for at least six months as partial or full payment of the exercise price. An incentive stock option and, except with the consent of the Compensation Committee, a non-qualified stock option may not be transferred except by will or the laws of descent and distribution and, during the participant’s lifetime, may be exercised only by the participant or the participant’s guardian or legal representative.

Stock Units. The 2004 Plan permits non-employee directors to elect to receive all or a portion of their annual retainer and other director fees in the form of stock units. Each stock unit represents the right to receive the fair market value of one of our common shares and are valued at the fair market value of our common shares on the date of election. Stock units may be settled in cash or stock, the amount of which is calculated based on the fair market value of our common shares on the date of settlement.

Restricted Stock. The 2004 Plan provides for awards of restricted stock, which entitle the recipient to receive common shares that are subject to vesting over a period of time. Prior to vesting, shares of restricted stock may not be transferred by the recipient and are subject to forfeiture if certain conditions specified by the Compensation Committee are not met.

Performance Shares and Performance Units. Performance shares and performance units also may be granted to our employees under the 2004 Plan. Performance shares and performance units entitle the recipient to receive cash, common shares or a combination of both upon the attainment of specified performance goals. The Compensation Committee establishes the performance goals applicable under each performance share or performance unit award, the period during which performance is to be measured and other conditions applicable to the award. Unless the Compensation Committee specifies otherwise in the award agreement, an employee may exercise full voting rights associated with his or her performance shares or performance units during the applicable performance period.

Stock Appreciation Rights. The 2004 Plan provides for grants of affiliated and tandem stock appreciation rights, which relate to a specific stock option granted to a participant, and freestanding stock appreciation rights, which do not relate to any stock option. An affiliated stock appreciation right must have an exercise price of not less than 100% of the fair market value of our common shares on the date of the grant, may not expire later than the date the related stock option expires and is deemed to be exercised on the date the related stock option is exercised. Upon exercise of an affiliated stock appreciation right, the participant is not entitled to receive any cash or other amount, but the value of the stock appreciation right being exercised is applied to reduce (but not below zero) the exercise price of the related stock option. A tandem stock appreciation right must have an exercise price of not less than the exercise price of the related stock option, may not expire later than the date the related stock option expires and may be exercised with respect to all or part of the common shares subject to the related stock option which are then exercisable by surrendering the right to exercise the equivalent portion of the related stock option. Upon exercise of a tandem stock appreciation right, the participant is entitled to receive an amount equal to the number of common shares with respect to which the tandem stock appreciation right is exercised multiplied by the difference between the fair market value of our common shares on the exercise date and the exercise price. A freestanding stock appreciation right must have an exercise price of not less than 100% of the fair market value of our common shares on the date of the grant and is exercisable in accordance with the terms and conditions determined by the Compensation Committee and specified in the award agreement. Upon exercise of a freestanding stock appreciation right, the participant is entitled to receive an amount equal to the number of common shares with respect to which the freestanding stock appreciation right is exercised multiplied by the difference between the fair market value of our common shares on the exercise date and the exercise price. At the discretion of the Compensation Committee, the value of

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any tandem or freestanding stock appreciation right being exercised may be paid out in cash, common shares or any combination of cash and common shares.

Effect of Change in Control. In the event of a change in control of our Company, unless provision is made for the assumption or substitution of awards by our successor, all outstanding awards will be cancelled. In connection with a change in control: (i) all stock options that are outstanding on the date of the change in control will be cancelled in exchanged for cash or stock in an amount equal to the difference between the price paid to our shareholders in connection with the change in control and the stock option’s exercise price, provided that the Compensation Committee may, in its discretion, permit the holders of stock options up to 15 days to exercise their stock options; (ii) all related and tandem stock appreciation rights will be cancelled; (iii) all freestanding stock appreciation rights will be deemed to be exercisable and will be liquidated in a single lump sum cash payment; and (iv) all performance goals associated with performance shares or performance units will be deemed to have been met, all performance periods will be accelerated and all outstanding performance shares and performance units will be distributed in a single lump sum cash payment.

The occurrence of any of the following events constitutes a change in control for purposes of the 2004 Plan: (a) our current directors and other approved directors cease for any reason other than death to constitute at least a majority of the members of our board of directors; (b) any person or group becomes the beneficial owner, directly or indirectly, of securities representing more than 40% of the combined voting power of our outstanding securities, excluding us, any of our subsidiaries, any of our employee benefit plans, or Ari Deshe or Jon P. Diamond (or any of their affiliates); (c) we close a merger or other business combination that results in our shareholders immediately before such merger or other business combination owning less than 50% of the surviving or resulting entity; (d) we close a transaction that results in the sale or other disposition of all or substantially all of our assets; or (e) our shareholders adopt a plan relating to our liquidation or dissolution.

At any time prior to a change in control of our Company, the Compensation Committee is authorized to cancel any or all outstanding stock options and other awards granted under the 2004 Plan. Upon cancellation, we are obligated to pay the participants only with respect to those options and awards that are then exercisable. With respect to outstanding stock options that are exercisable when cancelled, we will pay the participant the difference between the fair market value of the common shares underlying the stock option and the exercise price of the stock option. With respect to other awards under the 2004 Plan which are exercisable when cancelled, we will pay the participant the fair market value of the common shares subject to the award.

Amendment and Termination. Our board of directors or the Compensation Committee may terminate, suspend or amend the 2004 Plan at any time without shareholder approval, except to the extent necessary to satisfy applicable law or listing requirements. However, no amendment of the 2004 Plan may adversely affect any rights of a participant under an outstanding award without the consent of such participant. Unless sooner terminated, the 2004 Plan will terminate on the day immediately preceding the tenth anniversary of its effective date.

Share grants to officers

Immediately prior to the declaration of effectiveness of the registration statement of which this prospectus is a part, we will grant                      common shares in the aggregate to certain of our officers (excluding Messrs. Deshe and Diamond) in consideration of their past services and contributions to our Company and to provide them with a vested interest in our long-term growth, profitability and financial success. We will grant the common shares to the recipients pursuant to written compensation agreements in accordance with Rule 701 under the Securities Act of 1933. The common shares granted will constitute restricted securities under Rule 144 under the Securities Act. Each recipient has entered

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into a lock-up agreement under which such recipient has generally agreed, subject to certain exceptions, not to offer or sell any common shares or securities convertible into or exchangeable or exercisable for common shares for a period of 180 days from the date of this prospectus without the prior written consent of UBS Securities LLC and Keefe, Bruyette & Woods, Inc. See “Underwriting.” In addition, the written compensation agreement governing each grant will include restrictions on transfer of the common shares received thereunder, including restrictions prohibiting the recipient from selling or otherwise transferring any of the common shares during the first year after the date of grant, more than 20% during the second year and more than an additional 20% during each of the third, fourth, fifth and sixth years after the date of grant. We will also pay approximately $                    in the aggregate from the proceeds of this offering to the recipients of the common shares to cover the taxes on the grants. See “Use of proceeds.”

Certain relationships and related party transactions

We lease our 25,000 square foot claims center in Columbus, Ohio from 4300 Venture 34910 LLC, the indirect owners of which include trusts for the benefit of Elie M. Deshe, David S. Deshe, Dara L. Deshe, and Daniel M. Deshe, the children of Ari Deshe, our Chairman and Chief Executive Officer; trusts for the benefit of Jacob M. Diamond, Jillian L. Diamond, and Joshua L. Diamond, the children of Jon P. Diamond, our Vice Chairman and President; and trusts for the benefit of Jonathan R. Schottenstein, Jeffrey A. Schottenstein, and Joseph A. Schottenstein, the children of Jay L. and Jean R. Schottenstein, beneficial owners of more than 5% of our common shares. The lease agreement commenced on May 1, 2003 and expires on April 30, 2010, subject to our right to renew the lease for an additional seven year term. The leased premises are located adjacent to the Port Columbus International Airport within the lessor’s Columbus International Aircenter. Under the lease agreement, the lessor has the right upon 180 days prior written notice to relocate the leased premises at its cost to comparable space within the Columbus International Aircenter or, with our consent, to another location in Columbus, Ohio. We are obligated under the lease agreement to make the following annual lease payments:

Lease Year 1	$145,000
Lease Year 2	$195,000
Lease Years 3-5	$270,000
Lease Years 6-7	$295,000
Renewal Years 1-3	$295,000
Renewal Years 4-7	$300,000

We are not obligated to pay for taxes, insurance, common area maintenance or utilities for the leased premises. We believe the lease terms are at least as favorable to us as we could obtain in an arm’s-length transaction with an unaffiliated third-party.

In 2002, 2003 and the nine months ended September 30, 2004, we purchased approximately $700,079, $705,492 and $795,758, respectively, of Avaya telephone equipment through North American Communications Resellers, which received a commission of 11% on our purchases. Brad Clapham, the father-in-law of Jon L. Trickey, the Senior Vice President of Information Technology of Safe Auto Insurance Company, is a sales representative for North American Communications Resellers and received sales commissions of approximately $19,252, $20,577 and $18,280 in 2002, 2003 and the nine months ended September 30, 2004, respectively, from North American Communications Resellers in connection with such sales.

Ari Deshe and Jon P. Diamond have jointly and severally guaranteed $2.5 million of our indebtedness under our working capital facility with National City Bank. As of September 30, 2004, our outstanding balance under the working capital facility was approximately $6.5 million. We intend to repay the outstanding balance under our working capital facility with the proceeds from this offering and, upon such repayment, terminate the working capital facility and the guaranty of Messrs. Deshe and Diamond.

Prior to the filing of the registration statement of which this prospectus is a part, Ari Deshe, his wife, Ann S. Deshe, and his son, Elie M. Deshe, and Jon P. Diamond and his wife, Susan S. Diamond, paid for certain company expenses using their personal credit cards. We promptly reimbursed these individuals for all such payments without interest. This practice has been permanently discontinued.

Principal and selling shareholders

The following table shows information known to us with respect to the beneficial ownership of our common shares as of                     , 2004, for each of the following persons:

-	each of our directors;

-	each named executive officer;

-	all of our directors and executive officers as a group;

-	each of the selling shareholders; and

-	each person or group of affiliated persons or entities known by us to beneficially own 5% or more of our common shares.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common shares underlying options that are exercisable within 60 days of                     , 2004 are considered to be outstanding. To our knowledge, except as indicated in the footnotes to the following table and subject to community property laws where applicable, the persons named in this table have sole voting and investment power with respect to all common shares shown as beneficially owned by them.

The following table reflects the conversion of all non-voting shares outstanding as of                     , 2004 into an aggregate of              common shares that will become effective immediately prior to the declaration of effectiveness of the registration statement of which this prospectus is a part. This table is based on                     common shares outstanding (reflecting the conversion of the non-voting shares, the issuance of common shares to certain of our officers (excluding Messrs. Deshe and Diamond) and the      -for-1 stock split of common shares immediately prior to the declaration of effectiveness of the registration statement of which this prospectus is a part) as of                     , 2004 and                     common shares outstanding immediately after this offering. As of                     , 2004, we had           holders of record of our common shares.

Unless otherwise indicated, the business address for each beneficial owner listed below is 3883 East Broad Street, Columbus, Ohio 43213.

	Number of shares		Percent of shares beneficially owned
	beneficially	Number of shares
Name and address of beneficial owner	owned	offered(1)	Before this offering	After this offering(2)

Ari Deshe (3)			%	%
Jon P. Diamond (4)
Gregory A. Sutton
Jon L. Trickey
Jack H. Coolidge
Charles A. Bryan
Peter A. Cohen
Oded Gur-Arie
Ralph A. Kaparos
James E. Schultz
All directors and executive officers as a group (11 persons)
Geraldine S. Hoffman (5)
Jay L. Schottenstein(6)
Jean R. Schottenstein(7)

Principal and selling shareholders

*	Less than 1%

(1)	These shares will be offered only in the event that the underwriters’ over-allotment is exercised.

(2)	Percentages assume that the underwriters’ over-allotment option is not exercised. In the event that the over-allotment option is exercised in full, Mr. Deshe will beneficially own common shares, or % of our outstanding common shares, Mr. Diamond will beneficially own common shares, or % of our outstanding common shares, and Mrs. Hoffman will beneficially own common shares, or % of our outstanding common shares, after this offering.

(3)	Mr. Deshe has sole voting power with respect to all of these common shares in his capacity as the voting trustee under a voting trust agreement among Mr. Deshe, a trust for the benefit of his wife and four trusts for the benefit of his children. Mr. Deshe has sole investment power with respect to the common shares he deposited in the voting trust. Mr. Deshe also serves as the trustee of the trust for the benefit of his wife that deposited common shares in the voting trust and has sole investment power with respect such common shares. Geraldine S. Hoffman, the trustee of each of the four trusts for the benefit of Mr. Deshe’s children, retained sole investment power with respect to the common shares deposited in the voting trust by the trusts for the benefit of Mr. Deshe’s children. See note (5) below. The voting trust will continue in existence until 2015, unless extended or renewed in accordance with its terms.

(4)	Includes common shares held in the aggregate by three trusts for the benefit of Mr. Diamond’s children. Mr. Diamond is the trustee of such trusts and has sole voting and investment power with respect to such common shares.

(5)	These common shares represent the aggregate number of common shares deposited by four trusts for the benefit of certain of Mrs. Hoffman’s grandchildren in the voting trust described in note (3) above. Mrs. Hoffman serves as trustee of each of the four trusts and has sole investment power with respect to such common shares. See note (3) above.

(6)	Mr. Schottenstein and his wife, Jean R. Schottenstein, jointly own these common shares and share voting and investment power. Mr. Schottenstein is the brother-in-law of Messrs. Deshe and Diamond and served as a director of Safe Auto Insurance Group, Inc. from November 1993 to August 2004. His business address is 1800 Moler Road, Columbus, Ohio 43207. See note (7) below.

(7)	Mrs. Schottenstein and her husband, Jay L. Schottenstein, jointly own these common shares and share voting and investment power. Mrs. Schottenstein is the sister-in-law of Messrs. Deshe and Diamond. Her business address is 1800 Moler Road, Columbus, Ohio 43207. See note (6) above.

Description of capital stock

Our authorized capital stock consists of                     common shares, $.01 par value per share, and                     preferred shares, $.01 par value per share. The following description is a summary and qualified in its entirety by the provisions of our amended and restated articles of incorporation, our code of regulations and Ohio law.

COMMON SHARES

Holders of our common shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Shareholders do not have the right to cumulate their votes in the election of directors. Holders of our common shares are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred shares. Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, the holders of our common shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common shares do not have preemptive, subscription, redemption or conversion rights.

PREFERRED SHARES

Our amended and restated articles of incorporation authorize our board of directors to designate and issue, from time to time, without further shareholder approval, preferred shares in one or more series. Our board of directors is authorized, to the extent permitted by applicable law, to fix and determine the relative rights and preferences of the shares of any series so established with respect to, among other things, dividend or distribution rights, the dates of payments of dividends or distributions and the dates from which they are cumulative, liquidation price, redemption rights and price, sinking fund requirements, conversion or exchange rights and certain other terms of the preferred shares. Because the rights and preferences set by the board of directors for a series of preferred shares could be superior to the rights and preferences of the common shares, the issuance of such series could adversely affect the rights of the holders of our common shares. As of the date of this prospectus, our board of directors has not authorized or issued any series of preferred shares and has no plans, agreements or understandings for such authorization or issuance.

While the issuance of preferred shares could provide us with needed flexibility in connection with possible acquisitions and other corporate purposes, such issuance also could make it more difficult or discourage an attempt to acquire a majority of our outstanding voting shares. Such issuance also could adversely affect the market price of our common shares.

AUTHORIZED BUT UNISSUED CAPITAL STOCK

Ohio law does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of the NASDAQ National Market, which would apply so long as our common shares remain included for quotation on the NASDAQ National Market, require shareholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of common shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common shares or preferred shares may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to acquire control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our

Description of capital stock

management and possibly deprive the shareholders of opportunities to sell their common shares at prices higher than prevailing market prices.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR AMENDED AND RESTATED ARTICLES OF INCORPORATION, OUR CODE OF REGULATIONS AND OHIO LAW

Some provisions of our amended and restated articles of incorporation, our code of regulations and Ohio law contain provisions that could make it more difficult to acquire control of us by means of a merger, tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging such a proposal because negotiation of such proposal could result in an improvement of its terms.

Actions by written consent. Section 1701.54 of the Ohio General Corporation Law requires that an action by written consent of the shareholders in lieu of a meeting be unanimous, except that under Section 1701.11 of the Ohio General Corporation Law the code of regulations may be amended by an action by written consent of holders of two-thirds of the voting power of the corporation or, if the articles of incorporation or code of regulations otherwise provide, such greater or lesser amount, but not less than a majority. Our code of regulations provides that the code of regulations may be amended by an action by written consent of holders of two-thirds of our total voting power. This provision may have the effect of delaying, deferring or preventing a tender offer or takeover attempt that a shareholder might consider in its best interest.

Supermajority votes. Our code of regulations provides that the provisions relating to the ability of shareholders to amend the code of regulations by written consent, indemnification of directors and supermajority voting may not be repealed or amended, and no other provision may be adopted, amended or repealed which would have the effect of modifying or permitting the circumvention of these provisions, without the vote of the holders of not less than two-thirds of our total voting power. Ohio law generally requires a vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present to constitute the act of the shareholders. However, in the case of most mergers, sales of all or substantially all the assets of the company or the sale of control of the company, Ohio law requires the vote of the holders of not less than two-thirds of the total voting power of the company unless the articles of incorporation provide for a lower amount not less than a majority. Our amended and restated articles of incorporation do not change the default voting requirement provided by Ohio law.

Shareholder nominations. Our code of regulations also provides that shareholders seeking to nominate candidates for election as directors at an annual or special meeting of shareholders must provide timely notice to us in writing. To be timely, a shareholder’s notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary of the date of the previous year’s annual meeting (or, if the date of the annual meeting is changed by more than 30 days from the anniversary date of the preceding year’s annual meeting, or in the case of a special meeting, within ten days after we mail the notice of the date of the meeting or otherwise publicly disclose the date of the meeting). The code of regulations also prescribes the proper written form for a shareholder’s notice. These provisions may preclude some shareholders from making nominations for directors at an annual or special meeting.

Merger Moratorium Statute. Chapter 1704 of the Ohio Revised Code, known as the Merger Moratorium Statute, generally prohibits a wide range of business combinations and other transactions

Description of capital stock

between an Ohio public corporation and any person that owns shares representing at least 10% of the voting power of the company for three years after the person crosses the 10% threshold, unless prior to crossing the threshold

-	the board approved for purposes of Chapter 1704 the acquisition that resulted in the interested shareholder crossing the 10% threshold; or

-	the board approved the business combination or other affected transaction.

The Merger Moratorium Statute was designed to prevent many of the self-dealing activities that often accompany highly leveraged acquisitions by preventing an interested shareholder from using the Ohio corporation or its assets or shares for its special benefit without prior board approval. In adopting this statute, the Ohio legislature intended to encourage potential tender offerors to negotiate with the board of directors of any Ohio corporation to ensure that the shareholders receive fair and equitable consideration for their shares.

However, because of the draconian effect of the three-year moratorium and the requirement for the approval of the business combination or other affected transaction even after the moratorium period and because the moratorium may not be lifted regardless of the amount of voting stock acquired and regardless of whether a significant percentage of the shareholders approve of the business combination or other transaction, the Merger Moratorium Statute could deter a potential acquirer from making a takeover offer, particularly a hostile offer.

We have opted out of and will not be subject to the Merger Moratorium Statute.

Control Acquisition Statute. In addition to the Merger Moratorium Statute, Ohio has an additional anti-takeover statute, Section 1701.831 of the Ohio General Corporation Law, known as the Control Share Acquisition Statute. The Control Share Acquisition Statute requires shareholder approval of any acquisition, directly or indirectly, by any person of shares that, together with shares already owned, would entitle the person to exercise more than

-	20%;

-	33 1/3%; or

-	50%

of the total voting power of the corporation. The control share acquisition must be approved in advance by the holders of

-	at least a majority of the outstanding voting shares represented at a meeting at which a quorum is present; and

-	the holders of a majority of the portion of the outstanding shares represented at the meeting excluding voting shares owned by the acquiring shareholder as well as shares owned by the officers of the corporation and by any employee director and excluding some shares that are acquired between the date of the first public disclosure of the proposed control share acquisition and the record date of the meeting to approve the proposed control share acquisition.

The stated purpose of Ohio’s Control Share Acquisition Statute is to give shareholders of an Ohio public corporation a reasonable opportunity to express their views on a proposed shift in control and in that way to reduce the coercion inherent in an unfriendly takeover. However, because of the shareholder vote requirement and the potential difficulties in obtaining the required vote, the Control Share Acquisition Statute could deter a potential acquirer from making a takeover offer.

We have opted out of and will not be subject to the Control Share Acquisition Statute.

Description of capital stock

Ohio Securities Laws — Section 1707.041. Section 1707.041 of the Ohio Revised Code is a state securities law that provides that no offeror may make a control bid pursuant to a tender offer or a request or invitation for tenders unless, before the offeror commences a control bid, it files with the Ohio Division of Securities and the target company

-	information regarding the offeror;

-	information regarding the offeror’s ownership of shares of the target company;

-	the source and amount of funds used or to be used in acquiring shares of the target company; and

-	the offeror’s plans for the target company, including any plans to terminate employee benefit plans, close any plant or facility or reduce the work force.

If the Ohio Division of Securities determines that the offeror’s disclosures are inadequate, it must act within five calendar days from the date of the offeror’s filing to issue a suspension order. If a bid is suspended, a hearing must be held within ten calendar days from the date of the Ohio Division of Securities’ suspension order. The hearing procedure must be completed no later than fourteen calendar days after the date on which the suspension was imposed. A control bid is the purchase of or offer to purchase any equity security of an Ohio corporation from a resident of Ohio if

-	after the purchase of such security, the offeror would directly or indirectly be the beneficial owner of more than 10% of any class of the issued and outstanding equity securities of the target company; or

-	while there is a pending control bid by a person other than the target company, the target company makes a self tender that would result in the number of the issued and outstanding shares of the target company being reduced by more than 10%.

We cannot opt out of and will be subject to Section 1707.041 of the Ohio Revised Code.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is                               .

Shares eligible for future sale

Prior to this offering, there was no public market for our common shares. Future sales of substantial amounts of our common shares in the public market, or the perception that these sales could occur, could adversely affect the price of our common shares.

Based on the number of shares outstanding as of                     , 2004, we will have approximately                     common shares outstanding after the completion of this offering. Of those shares, the                     common shares sold in this offering (                    shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction, unless purchased by our affiliates. The remaining common shares to be outstanding immediately following the completion of this offering, which are “restricted securities” under Rule 144 of the Securities Act of 1933, or “Rule 144”, as well as any other shares held by our affiliates, may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144.

In general, under Rule 144, as currently in effect, an affiliate of ours who beneficially owns our common shares that are not restricted securities, or a person who beneficially owns for more than one year common shares that are restricted securities, may generally sell, within any three-month period, a number of common shares that does not exceed the greater of:

-	1% of the number of common shares then outstanding, which will equal approximately common shares immediately after this offering; and

-	the average weekly trading volume of our common shares on the NASDAQ National Market during the four preceding calendar weeks.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Generally, a person who was not our affiliate at any time during the three months before the sale, and who has beneficially owned our common shares that are restricted securities for at least two years, may sell those shares without regard to the volume limitations, manner of sale provisions, notice requirements or the requirements with respect to availability of current public information about us.

Generally, an employee, officer, director or consultant who purchased or received common shares before the effective date of the registration statement of which this prospectus is a part, or who holds options as of that date, pursuant to a written compensatory plan or contract, may rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, these persons who are not our affiliates may generally sell their eligible securities, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. These persons who are our affiliates may generally sell their eligible securities under Rule 701, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with Rule 144’s one-year holding period restriction.

The holders of                     common shares, which are restricted securities, outstanding as of the closing of this offering, including the holders of        common shares, which were issued pursuant to Rule 701 and are outstanding as of the closing of this offering, and all of our officers and directors, have entered into lock-up agreements pursuant to which they have generally agreed, subject to certain exceptions, not to offer or sell any common shares or securities convertible into or exchangeable or exercisable for common shares for a period of 180 days from the date of this prospectus without the prior written consent of UBS Securities LLC and Keefe, Bruyette & Woods, Inc. See “Underwriting.”

Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.

Shares eligible for future sale

The                     pro forma common shares that were outstanding on                    , 2004 will, assuming conversion of our non-voting shares, the issuance of common shares to certain officers and the      -for-1 stock split in connection with this initial public offering, and assuming no shares are released from the lock-up agreements described above prior to 180 days after the date of this prospectus, become eligible for sale pursuant to Rule 144 or Rule 701 without registration approximately as follows:

-	common shares that are subject to the 180-day lock-up period described above will be eligible for sale in the public market without restriction immediately upon expiration of the 180-day lock-up period described above; and

-	common shares that are subject to the 180-day lock-up period described above will be eligible for sale in the public market under Rule 144 or Rule 701, immediately upon expiration of the 180-day lock-up period described above, subject to the volume, manner of sale and other limitations under those rules and subject, in the case of the common shares issued to certain officers in connection with this initial public offering, to the restrictions on transfer contained in the agreements relating to their issuance.

EQUITY COMPENSATION

We have reserved an aggregate of                     common shares for issuance under our 2004 Plan as of the closing of this offering. As of the date hereof, no awards of options, restricted stock or other equity compensation have been granted under our 2004 Plan. We intend to register the shares reserved for issuance under our 2004 Plan on a registration statement under the Securities Act of 1933 on Form S-8 following this offering. Subject to the lock-up agreements and the restrictions imposed under our 2004 Plan, common shares issued under our 2004 Plan after the effective date of any registration statement on Form S-8 will be available for sale in the public market without restriction to the extent that they are held by persons who are not our affiliates.

Underwriting

We are offering our common shares described in this prospectus through the underwriters named below. UBS Securities LLC and Keefe, Bruyette & Woods, Inc. are the representatives of the underwriters and the joint book-running managers of this offering. We and the selling shareholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of common shares listed next to its name in the following table.

Number of
Underwriters	shares

UBS Securities LLC
Keefe, Bruyette & Woods, Inc.
Dowling & Partners Securities, LLC
KeyBanc Capital Markets, a division of McDonald Investments Inc.
Morgan Keegan & Company, Inc.
Advest, Inc.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common shares are offered subject to a number of conditions, including:

-	receipt and acceptance of our common shares by the underwriters; and

-	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common shares but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

The selling shareholders have granted the underwriters an option to buy up to an aggregate of                     additional common shares. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option in whole or in part, they will each purchase additional shares from the selling shareholders approximately in proportion to the amounts specified in the table above. We will not receive any additional proceeds from the sale of common shares by the selling shareholders in the event that the over-allotment option is exercised in whole or in part.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a

Underwriting

discount of up to $          per share from the initial public offering price. Sales of shares made outside of the U.S. may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the common shares to be offered.

We have agreed to pay the offering expenses of the selling shareholders, if any. The selling shareholders will pay the underwriting discounts and commissions applicable to the shares that are sold in the over-allotment, if any. The following table shows the per share and total underwriting discounts and commissions we and the selling shareholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                    shares from the selling shareholders.

Paid by selling
	Paid by us		shareholders		Total

	No exercise	Full exercise	No exercise	Full exercise	No exercise	Full exercise

Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $            .

NO SALES OF SIMILAR SECURITIES

We, our officers and directors and all of our existing shareholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Keefe, Bruyette & Woods, Inc. offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common shares or securities convertible into or exercisable or exchangeable for our common shares. These restrictions will be in effect for a period of 180 days after the date of this prospectus. The lock-up period will be extended for up to 21 additional days, in some circumstances, if, during the period beginning approximately 18 days before expiration of the 180-day lock-up period and ending on the expiration of the 180-day lock-up period, we announce earnings or material news or a material event relating to us occurs. The lock-up period will be extended for up to 37 additional days, in some circumstances, if, before the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period. Although UBS Securities LLC and Keefe, Bruyette & Woods, Inc. have advised us that they have no intent or understanding to do so, they may, in their discretion, at any time and without public notice, permit early release of the common shares prior to the expiration of the 180-day lock-up period. UBS Securities LLC and Keefe, Bruyette & Woods, Inc. have advised us that prior to granting an early release of our common shares, they would consider factors including the reasons for and circumstances surrounding the request, market conditions, the performance of our share price, trading liquidity and other relevant considerations. They have advised us that they will not consider their own holdings as a factor in their decision to grant an early release from the provisions of such lock-up agreements. Immediately after the closing of this offering,            common shares (           common shares if the underwriters exercise their overallotment option in full) will be subject to such lock-up agreements.

Underwriting

INDEMNIFICATION AND CONTRIBUTION

We and the selling shareholders, if any, have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we or the selling shareholders, if any, are unable to provide this indemnification, we and the selling shareholders, if any, have agreed to contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

NASDAQ NATIONAL MARKET QUOTATION

We have applied to have our common shares approved for quotation on the NASDAQ National Market under the trading symbol “SAFE.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common shares, including:

-	stabilizing transactions;

-	short sales;

-	purchases to cover positions created by short sales;

-	imposition of penalty bids; and

-	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. The underwriters may also make short sales of our common shares, which involve the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering and purchases of common shares in the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued

Underwriting

by the underwriters at any time. The underwriters may carry out these transactions on the NASDAQ National Market, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common shares. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

-	the information set forth in this prospectus and otherwise available to representatives;

-	our history and prospects and the history of and prospects for the industry in which we compete;

-	our past and present financial performance and an assessment of our management;

-	our prospects for future earnings and the present state of our development;

-	the general condition of the securities markets at the time of this offering;

-	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

-	other factors deemed relevant by the underwriters and us.

DIRECTED SHARE PROGRAM

At our request, certain of the underwriters have reserved up to          % of the common shares being offered by this prospectus for sale at the initial public offering price to our officers, directors, employees and consultants and other persons having a relationship with us, as designated by us. The sales will be made by UBS Financial Services, Inc., an affiliate of UBS Securities LLC, through a directed share program. We do not know whether these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any directed share participants purchasing these reserved shares will be subject to the restrictions described in “— No Sales of Similar Securities” above.

AFFILIATIONS

In May 2004, we organized a special purpose business trust, which issued floating rate trust preferred securities in a private placement transaction. Keefe, Bruyette & Woods, Inc. served as co-placement agent in connection with this transaction and received a fee from us for its services.

Since January 1, 1998, UBS Financial Services, Inc. has managed a substantial portion of our equity securities portfolio. During such period, we have paid UBS Financial Services, Inc. aggregate commissions of $180,820 for those management services, including commissions of $20,509 and $107,957 during the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. As of December 31, 2003 and September 30, 2004, the fair market value of the equity securities managed by UBS Financial Services, Inc. was $8.0 million and $20.1 million, respectively.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters

The validity of the common shares offered in this offering will be passed upon for Safe Auto by Vorys, Sater, Seymour and Pease LLP, Columbus, Ohio. Dewey Ballantine LLP, New York, New York, is representing the underwriters in connection with this offering.

Experts

The consolidated financial statements and schedules of Safe Auto Insurance Group, Inc. as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003, included in this prospectus and elsewhere in the registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common shares we are offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and the exhibits to the registration statement. For further information with respect to us and our common shares, we refer you to the registration statement and to the exhibits to the registration statement.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s Public Reference Room, which is located at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet web site, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet web site. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

We maintain an Internet web site at www.safeauto.com. We have not incorporated by reference into this prospectus the information on our web site, and you should not consider it to be a part of this prospectus.

This prospectus includes statistical data obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

Index to consolidated financial statements

SAFE AUTO INSURANCE GROUP, INC. AND SUBSIDIARIES

Report of independent registered public accounting firm

Board of Directors and Shareholders

Safe Auto Insurance Group, Inc.

We have audited the accompanying consolidated balance sheets of Safe Auto Insurance Group, Inc. and Subsidiaries as of December 31, 2003, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Safe Auto Insurance Group, Inc. and Subsidiaries at December 31, 2003, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

October 20, 2004, except as to Notes 13 which is as of                     , 2004

Columbus, Ohio

The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in Note 13 to the consolidated financial statements.

/S/     ERNST & YOUNG LLP

December 17, 2004

Columbus, Ohio

Safe Auto Insurance Group Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	For the Year Ended December 31,

	2003	2002	2001

Revenues
Premiums earned	$200,516	$123,766	$67,301
Policy service fee revenues	25,702	16,822	10,468
Net investment income	3,223	2,247	2,125
Net realized losses on investments	(271)	(1,085)	(1,436)
Other income	169	25	16

	229,339	141,775	78,474

Expenses
Losses and loss adjustment expenses	140,079	79,945	46,008
Selling, general and administrative expenses	61,594	41,791	26,015

	201,673	121,736	72,023

Income before income tax expense	27,666	20,039	6,451
Income tax expense	9,615	6,992	2,869

Net income	$18,051	$13,047	$3,582

Net income per share:
Net income per common share (basic and diluted)	$547.01	$395.35	$108.55
Weighted average number of common shares outstanding (basic and diluted)	33	33	33

Safe Auto Insurance Group, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(in thousands, except par value and share data)

	December 31,

	2003	2002	2001

Assets
Investments available-for-sale at fair value:
Fixed maturities (amortized cost $100,392 in 2003, $50,563 in 2002 and $27,027 in 2001)	$101,903	$52,261	$27,543
Equity securities (cost $9,589 in 2003, $7,022 in 2002 and $8,212 in 2001)	10,522	6,034	7,826
Short-term investments	999	996	—

	113,424	59,291	35,369
Cash and cash equivalents	7,041	16,383	22,108
Premiums and fees receivable, net	50,208	33,500	22,238
Deposit receivables	25,716	16,197	—
Deferred policy acquisition costs	6,038	3,450	2,609
Deferred income taxes	4,222	3,732	2,277
Other assets	7,306	5,759	4,773

Total assets	$213,955	$138,312	$89,374

Liabilities and Shareholders’ Equity
Loss and loss adjustment expense reserves	$75,148	$44,496	$31,273
Unearned premiums	61,316	40,568	25,760
Accounts payable and accrued expenses	5,086	3,238	3,274
Income taxes payable	954	1,892	1,753
Short-term debt	384	246	65
Long-term debt	7,149	7,041	3,368
Other liabilities	9,471	5,563	1,953

Total liabilities	159,508	103,044	67,446

Commitments and contingencies
Shareholders’ equity:
Common shares; $0.01 par value, 75,000 shares authorized, and 33,000 shares issued and outstanding	—	—	—
Additional paid-in capital	4,400	4,400	4,400
Accumulated other comprehensive income	1,589	461	168
Retained earnings	48,458	30,407	17,360

Total shareholders’ equity	54,447	35,268	21,928

Total liabilities and shareholders’ equity	$213,955	$138,312	$89,374

Safe Auto Insurance Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)

	Years Ended December 31, 2003, 2002 and 2001

				Accumulated
		Additional		Other	Total
	Common	Paid-In	Retained	Comprehensive	Shareholders’
	Shares	Capital	Earnings	Income	Equity

Balance at January 1, 2001	$—	$4,400	$13,778	$251	$18,429
Comprehensive income:
Net income			3,582		3,582
Changes in unrealized net gains and losses on investments and real estate (net of deferred tax benefit of $42)				(83)	(83)

Comprehensive income					3,499

Balance at December 31, 2001	—	4,400	17,360	168	21,928
Comprehensive income:
Net income			13,047		13,047
Changes in unrealized net gains and losses on investments and real estate (net of deferred taxes of $158)				293	293

Comprehensive income					13,340

Balance at December 31, 2002	—	4,400	30,407	461	35,268
Comprehensive income:
Net income			18,051		18,051
Changes in unrealized net gains and losses on investments (net of deferred taxes of $605)				1,128	1,128

Comprehensive income					19,179

Balance at December 31, 2003	$—	$4,400	$48,458	$1,589	$54,447

Safe Auto Insurance Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended December 31,

	2003	2002	2001

Operating activities
Net income	$18,051	$13,047	$3,582
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized losses on investments	271	1,085	1,436
Depreciation and amortization	1,657	1,001	795
Deferred income taxes	(1,096)	(1,618)	(1,444)
Changes in operating assets and liabilities:
Premiums and fees receivables	(16,708)	(11,262)	(9,865)
Deferred policy acquisition costs	(2,588)	(841)	(938)
Loss and loss adjustment expense reserves	30,652	13,223	10,621
Unearned premiums	20,748	14,808	11,328
Accounts payable and accrued expenses	1,848	(36)	1,263
Other, net	2,335	4,218	2,784

Net cash provided by operating activities	55,170	34,187	19,562

Investing activities
Proceeds from sales and maturities of fixed maturities available-for-sale	17,782	7,738	4,358
Proceeds from sales of equity securities available-for-sale	3,136	84	834
Net sales (purchases) of short-term investments available for sale	(26)	(996)	7,714
Purchase of fixed maturities available-for-sale	(68,298)	(31,481)	(10,875)
Purchase of equity securities available-for-sale	(5,871)	(92)	(3,146)
Purchase of property and equipment, net	(1,498)	(1,864)	(347)
Other	62	—	—

Net cash used in investing activities	(54,713)	(26,611)	(1,462)

Financing activities
Payment of deposits under reinsurance agreement, net	(9,519)	(16,197)	—
Proceeds from borrowings	—	3,006	—
Payment of principal on borrowings	(71)	(65)	(177)
Payment of principal on capital lease obligations	(209)	(45)	—

Net cash (used in) provided by financing activities	(9,799)	(13,301)	(177)

Net (decrease) increase in cash and cash equivalents	(9,342)	(5,725)	17,923
Cash and cash equivalents at beginning of year	16,383	22,108	4,185

Cash and cash equivalents at end of year	$7,041	$16,383	$22,108

Supplemental disclosures of cash flow information:
Cash paid for interest	$367	$353	$287
Cash paid for income taxes	$11,697	$8,537	$2,952
Supplemental schedule of noncash activities:
Capital lease obligations for furniture and equipment	$527	$958	$—

Safe Auto Insurance Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

1.	Nature of Operations and Significant Accounting Policies
Safe Auto Insurance Group, Inc., headquartered in Columbus, Ohio, is a property and casualty insurance holding company whose principal operating subsidiary provides personal automobile insurance primarily on a direct basis in nine states. Safe Auto Insurance Group, Inc. holds all of the capital stock of a property and casualty insurance company (Safe Auto Insurance Company), an insurance agency (Safe Auto Group Agency, Inc.) and an administrative service company (Safe Auto Services, Inc.), and all of the membership interests of a real estate company (SAGI Realty Ltd.), which owns the corporate headquarters building.

Basis of Presentation

The consolidated financial statements include the accounts of Safe Auto Insurance Group, Inc. and its wholly-owned subsidiaries (collectively referred to as the “Company” or “Safe Auto”). These financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). All significant inter-company accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Premiums

Property and casualty insurance premiums written are deferred and earned pro rata over the terms of the respective policies. Unearned premiums represent the portion of premiums written that are applicable to the unexpired terms of the policies in force. Unearned premiums are determined on a daily pro rata basis. Premiums and fees receivable represents premiums written and policy service fees charged and not yet collected on insurance policies. Generally, premiums are collected prior to providing risk coverage minimizing the Company’s exposure to credit risk.

Policy Service Fee Revenues

Policy service fee revenues consist of policy origination fees, installment fees, reinstatement fees, filings fees, insufficient fund fees, cancellation processing fees and underwriting report fees. The Company defers policy origination fees, underwriting report fees and reinstatement fees and amortizes each over the life of the respective policy. All other fees are earned when billed.

Loss and Loss Adjustment Expense Reserves

Loss and loss adjustment expense reserves represent the estimated ultimate net cost of all unpaid reported and unreported losses incurred through December 31. The loss and loss adjustment expense reserves are estimated on an undiscounted basis, using individual case-basis valuations and statistical analyses. Those estimates, which are reported net of anticipated salvage and subrogation, are subject to the effects of trends in loss severity and frequency, along with factors such as inflation, economic developments and legislative and litigation activities. Although considerable variability is inherent in such estimates, management believes the loss and loss adjustment expense reserves are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known. Such adjustments are recognized in the consolidated statements of operations in the period in which the estimates change.

Safe Auto Insurance Group, Inc. and Subsidiaries

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $17,778,452 in 2003, $12,394,685 in 2002 and $10,278,829 in 2001.

Reinsurance

In accordance with Statement of Financial Accounting Standards No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts,” the method of accounting for reinsurance agreements depends on whether or not the reinsurer provides indemnification, meaning to protect against or compensate for damage or loss, to the ceding enterprise. Indemnification requires that a) the reinsurer assumes significant insurance risk under the reinsured portions of the underlying contracts, and b) it is reasonably possible that the reinsurer may realize a significant loss from the transaction. A reinsurer shall not be considered to have assumed significant insurance risk under a reinsurance agreement if the probability of a significant variation in either the amount or timing of payments by the reinsurer is remote. The Company evaluates all contractual features of its reinsurance agreements that either limit the amount of insurance risk to which the reinsurer is subject or delay the timely reimbursement of claims by the reinsurer to determine the probability of significant variations and ultimately decide the appropriate method of accounting to apply.

Reinsurance agreements that do not provide for indemnification of the Company by the reinsurer against loss or liability are accounted for under deposit accounting. Recorded deposits are initially established based on the consideration paid, less any premiums or fees to be retained by the reinsurer in accordance with the reinsurance agreement terms. The deposits are adjusted in subsequent reporting periods to reflect actual payments to date and expected future payments. Due to the short-term nature of premiums shared and the expected cash recoveries for losses under reinsurance agreements, the Company does not discount recorded deposits.

Reinsurance agreements that provide for indemnification of the Company by the reinsurer against loss or liability qualify for reinsurance accounting. Reinsurance premiums, losses and loss adjustment expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company reports as assets (a) the estimated reinsurance recoverable on unpaid losses, including an estimate for losses incurred but not reported and (b) amounts paid to the Company’s reinsurer applicable to the unexpired terms of the policies in force. Payable to the Company’s reinsurer represents ceded premiums retained by the Company to fund ceded losses as they become due. Ceding commissions are recognized as a reduction in expenses net of the amount necessary to cover future maintenance costs. The Company remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations under the agreements.

Investments

Fixed Maturity Securities: The Company’s fixed maturity security portfolio is classified as “available-for-sale” and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income, net of deferred income taxes. Any purchase premiums or discounts are amortized or accreted to net investment income over the life of the respective fixed maturity security, and reflected as adjustments to the amortized cost.

For mortgage-backed securities, an effective yield is calculated at the time of the original purchase based on projected cash flows and principal prepayment assumptions. Prepayment assumptions are generated using a purchased prepayment model. This model uses a number of factors, such as seasonality, current levels of interest rates (for refinancing incentives), economic activity (including housing turnover), and term and age of the underlying collateral, to estimate principal prepayment activity. Prepayment assumptions are periodically reviewed, with any changes in the effective yields applied using the retrospective method. The amortized cost of the investment is then adjusted to the

Safe Auto Insurance Group, Inc. and Subsidiaries

amount that would have existed had the new effective yield been applied since acquisition of the loans, with a corresponding charge or credit to net investment income. For interest only and non-investment-grade mortgaged-backed securities, the prospective method is used in accordance with the guidance prescribed by Emerging Issues Task Force Issue 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interest in Securities Financial Assets.”

Equity Securities: The Company’s equity security portfolio is classified as “available-for-sale” and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income, net of deferred income taxes. This category includes non-redeemable preferred stocks and common stocks.

The Company may sell its available-for-sale securities in response to changes in interest rates, risk/reward characteristics, liquidity needs, or other economic factors. Realized gains and losses on disposals of investments are determined by specific identification of the cost of securities sold.

Short-term investments: Short-term investments are carried at cost or amortized cost and include U.S. Treasury bills, investments in commercial paper, certificates of deposits and other interest-bearing time deposits with original maturities of more than three months and less than one year.

The Company’s investment portfolio is primarily exposed to interest rate risk, and to a lesser extent, market and credit risk. The fair value of the Company’s portfolio is directly impacted by changes in interest rates, market conditions and financial conditions of the issuer. The Company examines its portfolio on at least a quarterly basis for evidence of impairment. If an investment becomes other than temporarily impaired, such impairment is treated as a realized loss and the investment is adjusted to fair value.

Cash and Cash Equivalents

Cash and cash equivalents include cash and interest bearing time deposits having a maturity of three months or less at the date of the purchase. These assets are carried at cost or amortized cost.

Deferred Policy Acquisition Costs

Deferred policy acquisition costs vary with and are directly related to the production of new, and the renewal of, insurance policies. They include salaries and commissions, premium taxes and certain other underwriting and direct sales costs. Such policy acquisition costs are deferred and amortized to income as premiums are earned over the effective period of the related insurance policies. As these costs are incurred prior to the recognition of premiums earned, their deferral and subsequent amortization allows for better matching of revenues to the underlying expenses. The Company considers anticipated investment income in determining the recoverability of these costs, and believes they will be fully recovered over the next twelve months. The Company does not defer advertising costs.

Income Taxes

The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. Typical reasons that account for the majority of the deferred tax items include: discounting of reserves (loss and unearned premium) for tax purposes, various non-deductible expenses and accruals, security impairment transactions not recorded for tax purposes and salvage and subrogation accrual differences. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

A valuation allowance for deferred tax assets is provided for all or some portion of the deferred tax asset when it is more likely than not that an amount will not be realized. An increase or decrease in a

Safe Auto Insurance Group, Inc. and Subsidiaries

valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income.

Fair Value of Financial Instruments

The following methods and/or assumptions are used by the Company in estimating the fair value disclosures for financial instruments:

Fixed Maturity Securities—Fair values of fixed maturities are determined on the basis of dealer or market quotations or comparable securities on which quotations are available. The carrying values reported in the consolidated balance sheets for these financial instruments approximate fair values.

Equity Securities—Fair values of equity securities are determined using quoted market prices. The carrying values reported in the consolidated balance sheets for these financial instruments approximate fair values.

Notes and Mortgage Payable—The carrying values reported in the consolidated balance sheets for these financial instruments were determined using projected cash flows for principal repayments.

Capital Lease Obligations—The carrying values reported in the consolidated balance sheets for these financial instruments approximate present values of future minimum lease payments.

2.	Investments
The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities available-for-sale at December 31 are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

At December 31, 2003	(In thousands)

U.S. Treasury	$10,146	$211	$—	$10,357
States and political subdivisions	33,296	540	(8)	33,828
Foreign governments	500	—	—	500
Corporate bonds	15,296	285	(21)	15,560
Redeemable preferred stock	946	12	(20)	938
Mortgage-backed securities	40,208	624	(112)	40,720

Total fixed maturities	100,392	1,672	(161)	101,903
Equity securities	9,589	1,229	(296)	10,522
Short-term investments	999	—	—	999

Total invested assets	$110,980	$2,901	$(457)	$113,424

Safe Auto Insurance Group, Inc. and Subsidiaries

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

At December 31, 2002	(In thousands)

U.S. Treasury	$8,767	$344	$—	$9,111
States and political subdivisions	14,410	414	(11)	14,813
Foreign governments	200	—	—	200
Corporate bonds	10,112	359	(2)	10,469
Redeemable preferred stock	60	—	(9)	51
Mortgage-backed securities	17,014	633	(30)	17,616

Total fixed maturities	50,563	1,750	(52)	52,260
Equity securities	7,022	276	(1,263)	6,035
Short-term investments	996	—	—	996

Total invested assets	$58,581	$2,026	$(1,315)	$59,291

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

At December 31, 2001	(In thousands)

U.S. Treasury	$7,259	$289	$(1)	$7,547
States and political subdivisions	9,591	248	(4)	9,835
Foreign governments	200	—	—	200
Corporate bonds	4,771	83	(6)	4,848
Mortgage-backed securities	5,206	2	(95)	5,113

Total fixed maturities	27,027	622	(106)	27,543
Equity securities	8,212	679	(1,065)	7,826

Total invested assets	$35,239	$1,301	$(1,171)	$35,369

The following table summarizes, for those securities in an unrealized loss position, the gross unrealized losses and estimated fair values on investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized position as of December 31, 2003:

	Continuously Unrealized for Less				Continuously Unrealized for
	than Twelve Months				More than Twelve Months				Total

	No.				No.				No.
	of	Amort.	Fair	Unreal.	of	Amort.	Fair	Unreal.	of	Amort.	Fair	Unreal.
	Sec.	Cost	Value	Loss	Sec.	Cost	Value	Loss	Sec.	Cost	Value	Loss

	(In thousands, except number of securities)

Fixed maturities	38	$12,281	$12,148	$(133)	2	$411	$383	$(28)	40	$12,692	$12,531	$(161)
Equity securities	16	1,316	1,277	(38)	30	2,077	1,819	(258)	46	3,393	3,096	(296)

Total	54	$13,597	$13,425	$(171)	32	$2,488	$2,202	$(286)	86	$16,085	$15,627	$(457)

The Company concluded that the unrealized losses recorded on the investment portfolio at December 31, 2003 are temporary and the result of inherent fluctuations in market conditions or interest rates, as opposed to financial conditions, future prospects or credit quality of the issuers. For fixed maturities, the Company considered (a) interest rates; (b) credit quality; (c) duration and severity of unrealized loss; (d) ability and intent to hold until maturity or a period of time sufficient to allow for recovery in the market value; (e) the financial condition, future prospects and estimated future cash flows of the issuer; and (f) overall economic and market conditions. When assessing equity securities,

Safe Auto Insurance Group, Inc. and Subsidiaries

the Company considered (a) the duration and severity of unrealized loss; (b) whether the decline appears to be related to general market fluctuations or appears to be more industry and issuer specific; and (c) the financial condition and future prospects of the issuer. In addition, our assessments include consultations with asset managers, the use of recent financial data, and other third-party data deemed reliable, such as agency ratings and analyst buy/sell/hold recommendations and earnings estimates. As of December 31, 2003, the Company had the intent and ability to hold such investments for a period of time sufficient to allow for recovery in market value or until maturity.

The components of pretax net investment income and net realized losses on sales of securities for the years ended December 31 were:

	2003	2002	2001

	(In thousands)

Gross investment income
Fixed maturities available-for-sale	$3,013	$1,946	$1,156
Equity securities, short-term investments and cash equivalents	417	405	978

Total investment income	3,430	2,351	2,134
Investment expenses	207	104	9

Net investment income	$3,223	$2,247	$2,125

Realized gains on investments	$211	$129	$35
Realized losses on investments	(482)	(1,214)	(1,471)

Net realized losses	$(271)	$(1,085)	$(1,436)

Included in realized losses on investments for the years ended December 31, 2003 and 2002 are adjustments of $0.2 million and $1.2 million, respectively, for other-than-temporary impairments of equity securities held in the Company’s portfolio as of December 31, 2003 and 2002. The Company concluded that due to the duration and severity of the impairments and the future prospects of certain issuers the forecasted recoveries of fair value were not within a reasonable period of time.

Gross realized gains and losses on investments for the years ended December 31 are summarized below:

	2003	2002	2001

	(In thousands)

Fixed Maturities
Gains	$15	$8	$12
Losses	(29)	(23)	—

Net gains (losses)	(14)	(15)	12
Equity Securities
Gains	196	—	13
Losses	(364)	(1,191)	(1,471)

Net losses	(168)	(1,191)	(1,458)
Short-term investments and cash equivalents—net (loss) gain	(89)	121	10

Total net loss	$(271)	$(1,085)	$(1,436)

Safe Auto Insurance Group, Inc. and Subsidiaries

The amortized cost and fair value of fixed maturities available-for-sale at December 31, 2003, by contractual maturity, are shown below:

	Amortized	Fair
	Cost	Value

	(In thousands)

Years to maturity:
One or less	$8,502	$8,591
After one through five	26,914	27,424
After five through ten	20,972	21,331
After ten	2,850	2,899
Redeemable preferred stocks	946	938
Mortgage-backed securities	40,208	40,720

Total	$100,392	$101,903

Because of the potential for prepayment on mortgage-backed securities and early redemption of preferred stocks, they are not categorized by contractual maturity.

At December 31, 2003, investments carried at market value of $2,063,501 were on deposit with regulatory authorities.

3.	Losses and Loss Adjustment Expense Reserves
The following table provides a reconciliation of insurance losses and loss adjustment expenses (LAE) reserves, net of reinsurance recoverables:

	2003	2002	2001

	(In thousands)

Balance at January 1	$44,496	$31,273	$20,653
Less reinsurance recoverables on unpaid losses	477	1,479	1,277

Net balance at January 1	44,019	29,794	19,376
Add losses and LAE incurred, net of reinsurance related to:
Current year	137,671	81,210	47,233
Prior year	2,408	(1,265)	(1,225)

Net losses and LAE incurred	140,079	79,945	46,008

Deduct losses and LAE paid, net of reinsurance, related to:
Current year	82,902	48,861	26,891
Prior year	26,249	16,859	8,699

Net claim payments	109,151	65,720	35,590

Net balance at December 31	74,947	44,019	29,794
Plus reinsurance recoverables on unpaid losses	201	477	1,479

Balance at December 31	$75,148	$44,496	$31,273

The Company’s adjustments to prior year net loss and LAE reserve are primarily a result of favorable or unfavorable developments in anticipated frequency and severity trends. The Company’s insurance policies make no provision for additional or return premiums to policyholders based upon its financial results.

The anticipated effect of inflation is implicitly considered when estimating liabilities for losses and LAE. Anticipated price increases due to inflation are considered in estimating the ultimate claim costs.

Safe Auto Insurance Group, Inc. and Subsidiaries

The increase in average severities of claims is caused by a number of factors that vary with the individual type of policy written.

Future average severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions and general economic trends. Those anticipated trends are monitored based on actual development and are modified if necessary.

The Company is exposed to natural catastrophes such as hurricanes, earthquakes, and hailstorms. While the Company’s results from operations could be negatively impacted by a major catastrophe, the Company has evaluated the magnitude of a probable maximum loss due to a major catastrophe. Management has determined that catastrophe insurance is not necessary because the Company has sufficient financial resources to cover any such event. The Company is generally not exposed to asbestos and environmental claims since it writes only personal automobile insurance.

4.	Notes and Mortgage Payable
The Company has access to a variable rate line of credit to fund the working capital needs of the Company’s insurance operations. Under the terms of the credit agreement, interest is payable monthly at a rate of 2% above one-month LIBOR and the Company may borrow up to the limit of $5,000,000. As of December 31, 2003, 2002 and 2001, the Company had borrowings of $4,545,144, $4,545,144 and $1,538,767, respectively, under the credit agreement. The line of credit matures on February 21, 2005, and is principally secured with all of the common shares of Safe Auto Insurance Company. The line of credit is also partially guaranteed by the Company’s Chairman and Chief Executive Officer, Ari Deshe, and Vice Chairman and President, Jon P. Diamond.

The line of credit contains covenants which, among other matters 1) limit the Company’s ability to incur or guarantee indebtedness, merge, consolidate and acquire or sell assets without bank approval; and 2) require the Company to satisfy certain financial ratios, including those related to funded debt-to-capitalization, statutory surplus of Safe Auto Insurance Company and net premiums-to-surplus of Safe Auto Insurance Company. As of December 31, 2003, the Company was in compliance with all covenants related to the credit agreement.

The Company also maintains a mortgage loan on its home office located in Columbus, Ohio. The outstanding principal amount was $1,757,640, $1,828,692 and $1,893,989 as of December 31, 2003, 2002 and 2001, respectively, and matures with a balloon payment in December 2006. Interest is payable monthly at a rate of 8.48% per annum, along with principal payments based on a 39-year amortization schedule. As of December 31, 2003, the carrying value of the building supporting this mortgage was $1,875,083.

Aggregate scheduled principal payments of notes and mortgage payable as of December 31, 2003 are summarized in the following table:

	2004	2005	2006

	(In thousands)

Principal payments	$102	$4,655	$1,546

5.	Reinsurance
The Company shares certain premiums and risks of loss with another insurance company under a reinsurance agreement entered into on October 1, 2001. Since inception, the Company has shared varying amounts of direct premiums written based upon the Company’s objectives for managing premium-to-surplus and risk-based capital requirements, subject to the terms of the agreement. While the reinsurance agreement requires the reinsurer to share losses above $900 per claim, not to exceed $50,000, and equal to the percentage of premiums shared, the Company determined that the reinsurance agreement did not transfer significant timing or significant underwriting risk. Due to the

Safe Auto Insurance Group, Inc. and Subsidiaries

short-term nature of the reporting and settlement of losses for claims, along with the low average severity of each claim, the probability of a significant variation in either the timing or amount of loss payments by the reinsurer is remote. As a result, this reinsurance agreement is accounted for using the deposit accounting method. Either party may terminate the reinsurance agreement by providing 90 days’ prior written notice. The Company evaluates the financial condition of its reinsurer and monitors various credit risks to minimize its exposure to significant losses from reinsurer insolvencies. The Company remains obligated for amounts shared in the event that the reinsurer does not meet its obligations.

Prior to October 1, 2001, the Company maintained an excess of loss reinsurance agreement. This agreement provided for indemnification of the Company by the reinsurer for losses of $3,000 in excess of $17,000 per claim. The Company remains obligated for amounts ceded in the event that the reinsurer does not meet its obligations. The excess of loss reinsurance agreement qualified for reinsurance accounting.

The following amounts are reflected in the financial statements as a result of this excess of loss reinsurance agreement for the years ended December 31:

	Premiums	Premiums	Losses
	Written	Earned	and LAE

	(In thousands)

2003
Direct	$221,264	$200,516	$140,169
Ceded	—	—	(90)

Net	$221,264	$200,516	$140,079

2002
Direct	$138,610	$123,801	$79,699
Ceded	(35)	(35)	246

Net	$138,575	$123,766	$79,945

2001
Direct	$82,906	$71,578	$46,833
Ceded	(3,051)	(4,277)	(825)

Net	$79,855	$67,301	$46,008

6.	Income Taxes
The Company, with the exception of its real estate subsidiary, SAGI Realty Ltd. (a limited liability company), files a consolidated federal income tax return. For those entities participating in the consolidated tax return, a tax allocation agreement governs the rights and responsibilities of this tax sharing arrangement along with the procedures for the allocation of income tax liability. The allocation is based upon the ratio of the member’s tax liability computed on a stand-alone basis to the consolidated tax liability.

Safe Auto Insurance Group, Inc. and Subsidiaries

The components of income tax expense consisted of the following:

	For the Year Ended December 31,

	2003	2002	2001

	(In thousands)

Current income tax expense	$10,711	$8,610	$4,313
Deferred income tax benefit	(1,096)	(1,618)	(1,444)

Total income tax expense	$9,615	$6,992	$2,869

Income tax expense in the consolidated statements of operations differed from the statutory rate (35% in 2003 and 2002 and 34% in 2001) as follows:

	2003	2002	2001

	(In thousands)

Income before income taxes	$27,666	$20,039	$6,451

Income tax expense at statutory rate	$9,683	$7,014	$2,193
Tax effect of:
Tax exempt income	(273)	(136)	—
Dividends	(27)	(17)	(14)
Non-deductible expenses	118	183	253
Increase in valuation allowance	124	18	434
Rate changes	—	(98)	—
Other	(10)	28	3

Actual income tax expense	$9,615	$6,992	$2,869

Safe Auto Insurance Group, Inc. and Subsidiaries

The consolidated balance sheets reflected net deferred income tax assets that resulted from temporary differences as of December 31 as follows:

	2003	2002	2001

	(In thousands)

Deferred income tax assets:
Unearned premiums	$2,318	$1,704	$981
Loss and loss adjustment expense reserves	1,704	1,220	812
Reinsurance commissions on unearned premiums	1,744	887	657
Unearned service fees	1,310	940	669
Securities impairments	377	417	—
Capital loss carryforwards	577	452	434
Accrued premium tax	—	971	476
Other	347	553	82

Total deferred income tax assets	8,377	7,144	4,111
Valuation allowance	(577)	(452)	(434)

Net deferred income tax assets	7,800	6,692	3,677

Deferred income tax liabilities:
Deferred policy acquisition costs	2,114	1,208	922
Net unrealized gains on investments	855	597	85
Salvage & subrogation reserves	141	814	177
Depreciation	145	158	149
Difference in carrying value of investments	221	176	30
Other	102	7	37

Total deferred income tax liabilities	3,578	2,960	1,400

Net deferred income tax assets	$4,222	$3,732	$2,277

Beginning in 2001, the Company established a valuation allowance on its deferred tax assets because of uncertainty regarding the realization of capital loss carryforwards. During the three years ended December 31, 2003, the Company had realized capital losses on equity securities that were sold at market values below cost. While the Company offset the realized capital losses with realized capital gains where applicable, the capital gains were not sufficient and capital loss carryforwards were established. As the Company did not have an adequate amount of unrealized capital gains as of December 31, 2003, 2002 and 2001, the Company determined that it is more likely than not that the deferred tax assets established for capital losses will not be realized in the foreseeable future. The capital loss carryforwards expire beginning 2006 and through 2008.

7.    Statutory Financial Information and Accounting Policies

The Company’s statutory-basis financial statements of its insurance subsidiary are prepared in accordance with accounting practices prescribed or permitted by the Ohio Department of Insurance. Effective January 1, 2001, the State of Ohio required that insurance companies domiciled in that state prepare their statutory basis financial statements in accordance with the National Association of Insurance Commissioners Accounting Practices and Procedures Manual subject to any deviations prescribed or permitted by the insurance commissioner in each state of domicile.

Safe Auto Insurance Group, Inc. and Subsidiaries

Statutory accounting practices differ from GAAP. The following amounts represent comparable statutory financial information for the Company’s insurance subsidiary for the periods indicated:

	Net Income			Surplus
	Year ended December 31,			December 31,

	2003	2002	2001	2003	2002	2001

	(In thousands)			(In thousands)

Statutory basis amounts	$15,106	$10,208	$4,601	$57,326	$37,149	$25,804

Subsequent to filing the annual statements for the year ended December 31, 2003, management identified certain adjustments related to the accounting of the reinsurance agreement entered into on October 1, 2001, which would have impacted the statutory amounts as filed. While the annual statements were filed utilizing reinsurance accounting as stipulated under Statement of Statutory Accounting Principles No. 62, “Property and Casualty Reinsurance,” the Company subsequently re-evaluated the reinsurance agreement and determined that the reinsurance agreement did not transfer sufficient insurance risk to the reinsurer in order to qualify for reinsurance accounting. As a result, the Company recognized adjustments to eliminate ceded premiums to the reinsurer, assumed losses and LAE expenses by the reinsurer, and reimbursements for selling, general and administrative expense from the reinsurer, and currently accounts for the reinsurance agreement on a statutory basis using deposit accounting. In accordance with statutory reporting requirements, these adjustments were reported as an opening surplus adjustment in our third quarter 2004 statutory filing. Such adjustments, if recorded in effected years, would have reduced net income by $2.8 million, $0.4 million and $1.8 million for the years ended December 31, 2003, 2002 and 2001, respectively, and surplus by $2.4 million, $0.6 million and $1.9 million as of December 31, 2003, 2002 and 2001, respectively. As a result of these adjustments, no regulatory actions were taken or penalties assessed.

State insurance laws restrict the Company’s insurance subsidiary as to the amount it may pay as dividends without prior approval from the Ohio Department of Insurance. Based on these insurance laws, the insurance subsidiary may pay aggregate dividends of $15.1 million in 2004 without prior approval. Property and casualty insurance companies are also subject to certain Risk-Based Capital (“RBC”) requirements as specified by Ohio law. Under those requirements, the amount of capital required to be maintained by an insurance company is to be determined based on the various risk factors related to it. At December 31, 2003, the Company’s insurance subsidiary exceeded the minimum RBC requirement.

8.    Net Income Per Share

The computations of basic and diluted net income per common share were as follows:

	For the Year Ended December 31,

	2003	2002	2001

	(In thousands,
	except per share amounts)

Numerator:
Net income available to common shareholders	$18,051	$13,047	$3,582
Denominator:
Basic and diluted—weighted average number of common shares outstanding	33	33	33

Basic and diluted net income per common share	$547.01	$395.35	$108.55

Safe Auto Insurance Group, Inc. and Subsidiaries

9.    Commitments and Contingencies

Commitments

The Company leases various office space and equipment. Total rental expense was $388,247, $57,574 and $3,819 in 2003, 2002 and 2001, respectively. All of the equipment leases provide purchase options at the end of the term. The Company leases office space in Columbus, Ohio from a related party (see Note 10).

Management believes the lease payments fairly represent market rates in the greater Columbus area. Future minimum lease commitments for leases having an initial or remaining term of more than one year are as follows at December 31, 2003:

	Capital	Operating
	Leases	Leases

	(In thousands)

2004	$337	$178
2005	337	245
2006	337	270
2007	285	270
2008	66	286
Thereafter	—	393

Total minimum lease payments	1,362	$1,642

Less: Amount representing interest	132

Present value of minimum lease payments	$1,230

The Company utilized an imputed interest rate of 5% to reduce the minimum lease payments to present value.

Contingencies

The Company is named as defendant in various legal actions arising in the ordinary course of business. Estimates of losses from legal actions pertaining to claims made under insurance policies underwritten by the Company are included in loss and loss adjustment expense reserves. Management believes that the resolution of all other actions will not have a material adverse effect on the Company’s financial position or results of operations.

Pledged Cash

On August 1, 2002, the Company entered into an agreement to pledge cash in the amount of $360,000 at the request of its bank to support a lease arrangement between the parties. These funds are held in a certificate of deposit, which matures and is reinvested once every six months.

10.	Related Party Transactions

Office and Storage Lease Expense

The Company leases 25,000 square feet of office space in a building complex with approximately 2.8 million square feet of available space from 4300 Venture 34910 LLC, the indirect owners of which are trusts for the benefit of immediate family members of Ari Deshe, the Company’s Chairman and Chief Executive Officer, Jon P. Diamond, the Company’s Vice Chairman and President, and Jay L. and Jean R. Schottenstein, beneficial owners of more than five percent of the Company’s common shares. The lease agreement commenced on May 1, 2003 and expires on April 30, 2010, subject to the Company’s right to renew the lease for an additional seven-year term. The Company’s remaining commitment under this lease was $1.6 million as of December 31, 2003.

Safe Auto Insurance Group, Inc. and Subsidiaries

Telephone System Purchase and Upgrades

In 2003 and 2002, the Company purchased $705,492 and $700,079, respectively, of Avaya telephone equipment through North American Communications Resellers, which received a commission of 11% on the Company’s purchases. The father-in-law of the Safe Auto Insurance Company’s Senior Vice President of Information Technology is a sales representative for North American Communications Resellers and received sales commissions equal to 25% of the commissions received by North American Communications Resellers.

11.	Additional Information

Shareholders’ Equity

The Company is authorized to issue up to 75,000 common shares with a par value of $0.01 per share. For the three years ended December 31, 2003, the Company had 33,000 common shares issued and outstanding, of which 330 shares have voting rights equal to one vote for each share and 32,670 shares were non-voting. Holders of either voting or non-voting common shares have equal rights as to dividends. No dividends attributable to common shares were declared or paid during the three years ended December 31, 2003.

The Company did not have any stock-based compensation plans or arrangements in effect during the three years ended December 31, 2003.

Policy Acquisition Costs

The Company incurs policy acquisition costs to sell new and to renew insurance policies. Such policy acquisition costs are deferred and amortized to income as premiums are earned over the effective period of the related insurance policies. Changes in deferred policy acquisition costs are summarized as follows:

	2003	2002	2001

	(In thousands)

Deferred as for January 1	$3,450	$2,609	$1,672
Additions:
Salaries and commissions	10,107	4,765	3,687
Premium taxes	4,772	2,612	1,665
Underwriting reports	4,198	2,555	1,774
Other	1,560	1,136	890

Deferral of expense	20,637	11,068	8,016
Amortization of expense	18,049	10,227	7,079

Deferred, December 31	$6,038	$3,450	$2,609

Benefit Plans

The Company maintains a defined contribution 401(k) Employee Savings and Profit Sharing Plan (the “401(k) Plan”) which covers all employees who have completed one year of service and have reached the age of 21. The Company’s contributions to the 401(k) Plan for 2003, 2002 and 2001 were $253,678, $136,812 and $42,283, respectively.

The Company also sponsors a non-qualified deferred compensation arrangement for certain executives and directors of the Company. Participating executives and directors may contribute a percentage of their salaries, wages or bonuses subject to certain restrictions and limitations. This plan was effective September 1, 2003. Contribution expense attributable to this plan was $26,815 for 2003.

Safe Auto Insurance Group, Inc. and Subsidiaries

Property and Equipment

Depreciation expense, including depreciation expense on capitalized furniture and equipment leases, was approximately $1.0 million, $0.8 million and $0.7 million in 2003, 2002 and 2001, respectively. Accumulated depreciation was approximately $2.5 million, $2.2 million and $1.9 million in 2003, 2002 and 2001, respectively.

The Company also leases certain computer furniture and equipment under capital lease arrangements. Depreciation expense on capitalized furniture and equipment leases during 2003, 2002 and 2001 was $229,203, $36,862 and $0 respectively, and related accumulated depreciation as of December 31, 2003, 2002 and 2001, was $266,065, $36,862 and $0, respectively.

12.	Subsequent Events

Additional Borrowings

On February 3, 2004, the Company increased its line of credit from $5,000,000 to $8,000,000, and then drew down the line of credit by an additional $2,000,000. The funds generated in this transaction were contributed as additional paid-in capital to its insurance subsidiary.

Junior Subordinated Debentures

On May 12, 2004, the Company formed a subsidiary, SAG Statutory Trust I (“the Trust”), which issued floating rate trust preferred securities and, in turn, purchased from the Company $13.4 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (“subordinated debt”), which provide interest payments and future principal repayments to fund the Trust’s obligations. The preferred securities must be redeemed upon maturity or redemption of the subordinated debt. The Company effectively provides full and unconditional guarantee of the Trust’s obligations.

The subordinated debt bears a variable interest rate that is reset quarterly and is calculated as a spread over three month LIBOR in effect at the beginning of each interest period. The effective interest rate was 5.58% as of September 30, 2004. The subordinated debt is redeemable at par on or after May 14, 2009 and matures on May 14, 2034. After paying transaction related expenses, the Company contributed $12.5 million of the proceeds to its insurance subsidiary as a capital contribution. All of the proceeds from this transaction were invested in investment grade securities, including fixed maturity securities issued by government agencies and corporations, as well as mortgage-backed and structured securities.

In January 2003, later revised in December 2003, the FASB issued Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”), which requires the consolidation of certain entities considered to be variable interest entities (“VIEs”). An entity is considered to be a VIE when it has equity investors who lack the characteristics of having a controlling financial interest, or its capital is insufficient to permit it to finance its activities without additional subordinated financial support. Consolidation of a VIE by an investor is required when it is determined that the investor has a variable interest that will absorb a majority of the VIE’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. In May 2004, the Company created a variable interest entity with the formation of the Trust, as the equity investors at risk do not have adequate decision-making rights. However, in accordance with FIN 46R, the Trust was not consolidated upon its formation because the Company does not have a significant variable interest in the Trust, and hence, is not considered the primary beneficiary. The Company recorded the Trust’s common securities of $0.4 million in equity securities and the $13.4 million aggregate principal amount of junior subordinated debentures issued to the Trust in long-term debt.

Safe Auto Insurance Group, Inc. and Subsidiaries

Termination of Reinsurance Agreement

Effective October 1, 2004, the Company has terminated its current reinsurance contract.

13.	Initial Public Offering and Stock Split
Management has announced plans for the sale of the Company’s common shares in a proposed initial public offering (the “IPO”) in 2005. In conjunction with the IPO, the Board of Directors of the Company declared a           -for-1 common share split on                     , 2005 in the form of a share dividend that is anticipated to become effective immediately after the time the Company files its amended and restated articles of incorporation prior to the offering. In accordance with the provisions of FAS 128, “Earnings Per Share,” all earnings per share for the periods presented in the consolidated financial statements have been adjusted retroactively for the share split.

14.	Quarterly Financial Data (Unaudited)
The following table summarizes the Company’s quarterly financial data for the nine months ended September 30, 2004 and the two years ended December 31, 2003:

	1st	2nd	3rd	4th	Total
	Quarter	Quarter	Quarter	Quarter	Year

	(In thousands, except per share amounts)

2004
Revenues	$71,929	$76,775	$76,095
Net income	9,626	6,716	5,516
Net income per common share (basic and diluted)	$291.70	$203.51	$167.15
2003
Revenues	$48,909	$55,439	$60,756	$64,235	$229,339
Net income	4,560	6,448	3,914	3,129	18,051
Net income per common share (basic and diluted)	$138.19	$195.40	$118.61	$94.81	$547.01
2002
Revenues	$30,875	$34,682	$37,073	$39,145	$141,775
Net income	3,124	3,581	4,038	2,304	13,047
Net income per common share (basic and diluted)	$94.65	$108.51	$122.36	$69.83	$395.35

Safe Auto Insurance Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)
(Unaudited)

	For the Nine Months
	Ended September 30,

	2004	2003

Revenues
Premiums earned	$196,402	$144,405
Policy service fee revenues	24,238	18,399
Net investment income	3,993	2,239
Net realized gains (losses) on investments	48	(69)
Other income	118	130

	224,799	165,104

Expenses
Losses and loss adjustment expenses	132,852	98,491
Selling, general and administrative expenses	58,721	43,799

	191,573	142,290

Income before income tax expense	33,226	22,814
Income tax expense	11,368	7,892

Net income	$21,858	$14,922

Net income per share:
Net income per common share (basic and diluted)	$662.36	$452.18
Weighted average number of common shares outstanding (basic and diluted)	33	33

Safe Auto Insurance Group, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value and share data)
(Unaudited)

	September 30,	December 31,
	2004	2003

Assets
Investments available-for-sale at fair value:
Fixed maturities (amortized cost $148,609 at September 30, 2004, and $100,392 at December 31, 2003)	$149,774	$101,903
Equity securities (cost $24,886 at September 30, 2004, and $9,589 at December 31, 2003)	25,368	10,522
Short-term investments	1,200	999

	176,342	113,424
Cash and cash equivalents	10,759	7,041
Premiums and fees receivable, net	64,015	50,208
Deposit receivables	14,992	25,716
Deferred policy acquisition costs	7,052	6,038
Deferred income taxes	7,702	4,222
Other assets	10,180	7,306

Total assets	$291,042	$213,955

Liabilities and Shareholders’ Equity
Loss and loss adjustment expense reserves	$94,164	$75,148
Unearned premiums	77,786	61,316
Accounts payable and accrued expenses	6,564	5,086
Income taxes payable	1,691	954
Short-term debt	6,976	384
Long-term debt	15,825	7,149
Other liabilities	12,040	9,471

Total liabilities	215,046	159,508

Commitments and contingencies
Shareholders’ equity:
Common share; $0.01 par value, 75,000 shares authorized, and 33,000 shares issued and outstanding	—	—
Additional paid-in capital	4,400	4,400
Accumulated other comprehensive income	1,280	1,589
Retained earnings	70,316	48,458

Total shareholders’ equity	75,996	54,447

Total liabilities and shareholders’ equity	$291,042	$213,955

Safe Auto Insurance Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)
(Unaudited)

	Nine Months Ended September 30, 2004 and 2003

				Accumulated
		Additional		Other	Total
	Common	Paid-In	Retained	Comprehensive	Shareholders’
	Shares	Capital	Earnings	Income	Equity

Balance at January 1, 2003	$—	$4,400	$30,407	$461	$35,268
Comprehensive income:
Net income			14,922		14,922
Changes in unrealized net gains and losses on investments and real estate (net of deferred taxes of $239)				444	444

Comprehensive income					15,366

Balance at September 30, 2003	$—	$4,400	$45,329	$905	$50,634

Balance at January 1, 2004	$—	$4,400	$48,458	$1,589	$54,447
Comprehensive income:
Net income			21,858		21,858
Changes in unrealized net gains and losses on investments (net of deferred tax benefit of $166)				(309)	(309)

Comprehensive income					21,549

Balance at September 30, 2004	$—	$4,400	$70,316	$1,280	$75,996

Safe Auto Insurance Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)
(Unaudited)

	For the Nine Months
	Ended September 30,

	2004	2003

Operating activities
Net income	$21,858	$14,922
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized (gains) losses on investments	(48)	130
Depreciation and amortization	2,257	1,272
Deferred income taxes	(2,990)	400
Changes in operating assets and liabilities:
Premiums and fees receivables	(13,807)	(19,208)
Deferred policy acquisition costs	(1,014)	(3,289)
Loss and loss adjustment expense reserves	19,016	22,400
Unearned premiums	16,470	23,438
Accounts payable and accrued expenses	1,478	3,266
Other, net	1,163	2,599

Net cash provided by operating activities	44,483	45,930

Investing activities
Proceeds from sales and maturities of fixed maturities available-for-sale	16,264	14,215
Proceeds from sales of equity securities available-for-sale	6,626	1,723
Net sales (purchases) of short-term investments available for sale	(201)	(3)
Purchase of fixed maturities available-for-sale	(65,403)	(49,462)
Purchase of equity securities available-for-sale	(22,024)	(2,028)
Purchase of property and equipment, net	(2,318)	(796)
Other	468	(365)

Net cash used in investing activities	(66,588)	(36,713)

Financing activities
Receipt (payment) of deposits under reinsurance agreement, net	10,724	(13,941)
Proceeds from borrowings	15,403	—
Payment of principal on borrowings	(75)	(53)
Payment of principal on capital lease obligations	(229)	(149)

Net cash provided by (used in) financing activities	25,823	(14,143)

Net increase (decrease) in cash and cash equivalents	3,718	(4,926)
Cash and cash equivalents at beginning of period	7,041	16,383

Cash and cash equivalents at end of period	$10,759	$11,457

Supplemental disclosures of cash flow information:
Cash paid for interest	$491	$278
Cash paid for income taxes	$13,664	$10,638
Supplemental schedule of noncash activities:
Capital lease obligations for furniture and equipment	$169	$—

Safe Auto Insurance Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	Nature of Operations
Safe Auto Insurance Group, Inc., headquartered in Columbus, Ohio, is a property and casualty insurance holding company whose principal operating subsidiary provides personal automobile insurance primarily on a direct basis in ten states. Safe Auto Insurance Group, Inc. holds all of the capital stock of a property and casualty insurance company (Safe Auto Insurance Company), an insurance agency (Safe Auto Group Agency, Inc.), and an administrative service company (Safe Auto Services, Inc.), and all of the membership interests of a real estate company (SAGI Realty Ltd.), which owns the corporate headquarters building.

2.	Basis of Presentation
These consolidated financial statements and the notes thereto should be read in conjunction with the Company’s audited financial statements and accompanying notes for the year ended December 31, 2003.

The consolidated financial statements reflect all normal recurring adjustments, which were, in the opinion of management, necessary to present a fair statement of the results for the interim periods. The results of operations for the period ended September 30, 2004 are not necessarily indicative of the results expected for the full year.

3.	Additional Borrowings
On February 3, 2004, the Company increased its variable rate line of credit from $5,000,000 to $8,000,000, and then drew down the line of credit by an additional $2,000,000. The funds generated in this transaction were contributed as additional paid-in capital to its insurance subsidiary and are reflected in short-term debt.

4.	Junior Subordinated Debt
On May 12, 2004, the Company formed a subsidiary, SAG Statutory Trust I (“the Trust”), which issued floating rate trust preferred securities and, in turn, purchased from the Company $13.4 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (“subordinated debt”), which provide interest payments and future principal repayments to fund the Trust’s obligations. The preferred securities must be redeemed upon maturity or redemption of the subordinated debt. The Company effectively provides full and unconditional guarantee of the Trust’s obligations.

The subordinated debt bears a variable interest rate that is reset quarterly and is calculated as a spread over three month LIBOR in effect at the beginning of each interest period. The effective interest rate was 5.58% as of September 30, 2004. The subordinated debt is redeemable at par on or after May 14, 2009 and matures on May 14, 2034. After paying transaction related expenses, the Company contributed $12.5 million of the proceeds to its insurance subsidiary as a capital contribution. All of the proceeds from this transaction were invested in investment grade securities, including fixed maturity securities issued by government agencies and corporations, as well as mortgage-backed and structured securities.

In January 2003, later revised in December 2003, the FASB issued Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”), which requires the consolidation of certain entities considered to be variable interest entities (“VIEs”). An entity is considered to be a VIE when it has equity investors who lack the characteristics of having a controlling financial interest, or its capital is insufficient to permit it to finance its activities without additional subordinated financial support. Consolidation of a VIE by an investor is required when it is determined that the investor has a variable interest that will absorb a majority of the VIE’s expected losses if they occur, receive a

Safe Auto Insurance Group, Inc. and Subsidiaries

majority of the entity’s expected residual returns if they occur, or both. In May 2004, the Company created a variable interest entity with the formation of the Trust, as the equity investors at risk do not have adequate decision-making rights. However, in accordance with FIN 46R, the Trust was not consolidated upon its formation because the Company does not have a significant variable interest in the Trust, and hence, is not considered the primary beneficiary. The Company recorded the Trust’s common securities of $0.4 million in equity securities and the $13.4 million aggregate principal amount of junior subordinated debentures issued to the Trust in long-term debt.

5.	Net Income Per Share
The computations of basic and diluted net income per common share were as follows:

	For the Nine Months
	Ended September 30,

	2004	2003

	(In thousands, except
	per share amounts)

Numerator:
Net income available to common shareholders	$21,858	$14,922
Denominator:
Basic and diluted—weighted average number of common shares outstanding	33	33

Basic and diluted net income per common share	$662.36	$452.18

6.	Subsequent Events

Termination of Reinsurance Agreement

Effective October 1, 2004, the Company has terminated its current reinsurance contract.

7.	Initial Public Offering and Stock Split
Management has announced plans for the sale of the Company’s common shares in a proposed initial public offering (the “IPO”) in 2005. In conjunction with the IPO, the Board of Directors of the Company declared a        -for-1 common share split on                     , 2005 in the form of a share dividend that is anticipated to become effective immediately after the time the Company files its amended and restated articles of incorporation prior to the offering. In accordance with the provisions of FAS 128, “Earnings Per Share,” all earnings per share for the periods presented in the consolidated financial statements have been adjusted retroactively for the share split.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

The following table sets forth the estimated fees and expenses (except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the NASDAQ National Market listing fee, which are actual amounts) payable by the registrant in connection with the distribution of the common shares.

Securities and Exchange Commission registration fee		$14,571
National Association of Securities Dealers, Inc. filing fee		12,000
NASDAQ National Market listing fee			*
Printing and engraving costs			*
Legal fees and expenses			*
Accountants’ fees and expenses			*
Blue sky qualification fees and expenses			*
Transfer agent fees			*
Miscellaneous			*

Total	$		*

*	To be filed by amendment.

Item 14.  Indemnification of Directors and Officers

Division (E) of Section 1701.13 of the Ohio Revised Code governs indemnification by a corporation and provides as follows:

(E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust or other enterprise, against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

(a) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

(b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

(3) To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

(4) Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in division (E)(1) or (2) of this section. Such determination shall be made as follows:

(a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with the action, suit, or proceeding referred to in division (E)(1) or (2) of this section;

(b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

(c) By the shareholders; or

(d) By the court of common pleas or the court in which the action, suit, or proceeding referred to in division (E)(1) or (2) of this section was brought.

Any determination made by the disinterested directors under division (E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and, within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

(5)(a) Unless at the time of a director’s act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney’s fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

(i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

(ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

(b) Expenses, including attorney’s fees, incurred by a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the corporation.

(6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(7) A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

(8) The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to division (E)(5), (6), or (7).

(9) As used in division (E) of this section, “corporation” includes all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, trustee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

Article Five of the registrant’s Code of Regulations governs indemnification by the registrant and provides as follows:

Section 5.01. Indemnification. The corporation shall indemnify each person who was or is a party or is threatened to be made a party to, or is or was involved or is threatened to be involved (as a deponent, witness or otherwise) in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, arbitrative, administrative or investigative (including, without limitation, any threatened, pending or completed action, suit or proceeding by or in the right of the corporation)(hereinafter a “Proceeding”), by reason of the fact that such person is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, trustee, officer, partner, member or manager, of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise (hereinafter an “Indemnitee”), against all expenses (including, without limitation, attorneys’ fees, filing fees, court reporters’ fees, expert witnesses’ fees and transcript costs)(hereinafter “Expenses”), judgments, fines, excise taxes assessed with respect to an employee benefit plan, penalties and amounts paid in settlement (such judgments, fines, excise taxes, penalties and amounts paid in settlement are hereinafter referred to as “Liabilities”) actually and reasonably incurred by the Indemnitee in connection with any Proceeding, unless and only to the extent that it is determined, as provided in Section 5.04, that any such indemnification should be denied or limited. Notwithstanding the foregoing, except as to claims to enforce rights conferred on an Indemnitee by this Article Five that may be brought, initiated or otherwise asserted by the Indemnitee pursuant to Section 5.07, the corporation shall not be required by this Section 5.01 to indemnify an Indemnitee in connection with any claim (including, without limitation, any original claim, counterclaim, cross-claim or third-party claim) in a Proceeding, which claim is brought, initiated or otherwise asserted by the Indemnitee, unless the bringing, initiation or assertion of the claim in the Proceeding by the Indemnitee was authorized or ratified by the directors of the corporation.

Section 5.02. Court-Approved Indemnification. Anything contained in Section 5.01 to the contrary notwithstanding, the corporation shall not indemnify an Indemnitee (A) in such Indemnitee’s capacity as a director of the corporation in respect of any claim, issue or matter asserted in a Proceeding by or in the right of the corporation as to which the Indemnitee shall have been adjudged to be liable to the corporation for an act or omission undertaken by such Indemnitee in such capacity with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation, (B) in such Indemnitee’s capacity other than that of director of the corporation in respect of any claim, issue or matter asserted in a Proceeding by or in the right of the corporation as to which the Indemnitee shall have been adjudged to be liable to the corporation for negligence or misconduct or (C) in any Proceeding by or in the right of the corporation in which the only liability is asserted pursuant to Section 1701.95 of the Ohio Revised Code against the Indemnitee, unless and only to the extent that the court of common pleas in the county in Ohio in which the principal office of the corporation is located or the court in which a Proceeding is brought (each, a “Designated Court”) shall determine, upon application of either the Indemnitee or the corporation, that, despite the adjudication or assertion of such liability, and in view of all the circumstances of the case, the Indemnitee is fairly and reasonably entitled to such indemnity as the Designated Court shall deem proper. In the event of any such determination by the Designated Court, the corporation shall timely pay any indemnification determined by the Designated Court to be proper as contemplated by this Section 5.02.

Section 5.03. Indemnification for Expenses When Successful on the Merits or Otherwise.

(A) Anything contained in this Article Five to the contrary notwithstanding, to the extent that an Indemnitee has been successful on the merits or otherwise in defense of any Proceeding or in defense of any claim, issue or matter asserted therein, the Indemnitee shall be promptly indemnified by the corporation against all Expenses actually and reasonably incurred by Indemnitee in connection therewith.

(B) Without limiting the generality of the foregoing, an Indemnitee claiming indemnification under Section 5.03 shall be deemed to have been successful on the merits or otherwise in defense of any Proceeding or in defense of any claim, issue or matter asserted therein, if such Proceeding shall be terminated as to such Indemnitee, with or without prejudice, without the entry of a judgment or order against the Indemnitee, without a conviction of the Indemnitee, without the imposition of a fine or penalty upon the Indemnitee, and without the Indemnitee’s payment or agreement to pay any other Liability (whether or not any such termination is based upon a judicial or other determination of lack of merit of the claims made against the Indemnitee or otherwise results in a vindication of the Indemnitee).

Section 5.04. Determination.

(A) Any indemnification covered by Section 5.01 and that is not precluded by Section 5.02 shall be timely paid by the corporation unless and only to the extent that a determination is made that such indemnification shall be denied or limited because (i) the Indemnitee did not act in good faith and in a manner which the Indemnitee reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal Proceeding, the Indemnitee had reasonable cause to believe that such Indemnitee’s conduct was unlawful, or (ii) the Indemnitee did not actually or reasonably incur an Expense or Liability to be indemnified.

(B) Any indemnification covered by Section 5.03 shall be timely paid by the corporation unless and only to the extent that a determination is made that such indemnification shall be denied or limited because the Indemnitee did not actually or reasonably incur the Expense to be indemnified.

(C) Each determination required or permitted by this Section 5.04 may be made only by a Designated Court.

Section 5.05. Presumptions. Upon making any request for indemnification under this Article Five, the Indemnitee shall be presumed to be entitled to indemnification under this Article Five, and the corporation shall have the burden of proof in the making of any determination contrary to such presumption by clear and convincing evidence. Without limiting the generality of the foregoing, for purposes of this Article Five, it shall be presumed that (A) the Indemnitee acted in good faith and in a manner which the Indemnitee reasonably believed to be in or not opposed to the best interests of the corporation, (B) with respect to any criminal Proceeding, the Indemnitee had no reasonable cause to believe that such Indemnitee’s conduct was unlawful and (C) each Liability and Expense for which indemnification is claimed was actually and reasonably incurred by the Indemnitee. The termination of any Proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, rebut any such presumption.

Section 5.06. Advances for Expenses. The Expenses incurred by an Indemnitee in defending a Proceeding shall be paid by the corporation in advance of the final disposition of such Proceeding at the request of the Indemnitee within thirty days after the receipt by the corporation of a written statement or statements from the Indemnitee requesting such advance or advances from time to time. Such statement or statements shall reasonably evidence the Expenses incurred by the Indemnitee in connection with the defense of the Proceeding and shall include or be accompanied by a written undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified by the corporation in respect of such Expense.

Section 5.07. Right of Indemnitee to Bring Suit. If (A) a claim for indemnification under this Article Five is not paid in full by the corporation within sixty days after a written claim has been received by the corporation or (B) a claim for advancement of Expenses under Section 5.06 is not paid in full by the corporation within thirty days after a written claim has been received by the corporation, the Indemnitee may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the Indemnitee shall be entitled to be indemnified for all the Expenses actually and reasonably incurred by the Indemnitee in prosecuting such claim in enforcing the Indemnitee’s rights under this Article Five.

Section 5.08. Article Five Not Exclusive. The indemnification provided by this Article Five shall not be exclusive of, and shall be in addition to, any other rights to which any person seeking indemnification may be entitled under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, trustee, partner, member or manager and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 5.09. Insurance. The corporation may purchase and maintain insurance, or furnish similar protection, including but not limited to trust funds, letters of credit, or self-insurance, for or on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, partner, member, manager or agent of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the obligation or the power to indemnify such person against such liability under the provisions of this Article Five. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

In addition, the registrant currently provides insurance coverage to its directors and officers against certain liabilities which might be incurred by them in such capacity.

Item 15.  Recent Sales of Unregistered Securities

Immediately prior to the declaration of effectiveness of this registration statement, we will grant common shares in the aggregate to certain of our officers in consideration of their past services and contributions to our company. We will grant the common shares to the recipients pursuant to written compensation agreements in accordance with Rule 701 under the Securities Act of 1933. The common shares granted will constitute restricted securities under Rule 144 under the Securities Act.

On May 12, 2004, SAG Statutory Trust I, a special purpose business trust formed by us, issued and sold 13,000 of its floating rate trust preferred securities in the aggregate amount of $13,000,000 to one purchaser, I-Preferred Term Securities IV, Ltd., a company with limited liability established under the laws of the Cayman Islands. On the same date, SAG Statutory Trust I used the proceeds from the sale of the floating rate trust preferred securities, combined with the proceeds from its sale to us of its floating rate common securities in an aggregate amount of $403,000, to purchase floating rate junior subordinated deferrable interest debentures due 2034 of Safe Auto Insurance Group, Inc. in the aggregate principal amount of $13,403,000. The issuances of these securities were exempt from registration under the Securities Act of 1933 in reliance on Section 4(2), and the subsequent resales of the securities were exempt by virtue of Rule 144A under the Securities Act. FTN Capital Markets and Keefe, Bruyette and Woods, Inc. were co-placement agents in connection with this transaction.

In September 2003, we adopted a deferred compensation plan for our directors and officers. Since the plan’s inception, 13 of our directors and officers have participated in the plan. Under this plan, participants may elect to defer receipt of up to 80% of their annual salary and 100% of their bonus on a pre-tax basis, and we are permitted to make discretionary matching contributions, which vest over a five-year period. A participant’s deferral account is adjusted based on the performance of one or more investment funds selected by the participant. Participants generally receive payment of their deferral account values from us upon the earlier of retirement or termination of employment, unless a specific date for receipt is designated at the time of the deferral election. To the extent that the deferred compensation obligations owing from us to participants under this plan may be deemed debt securities, the issuances of these debt securities were exempt from registration under the Securities Act of 1933 in reliance on Section 4(2).

Item 16.  Exhibits and Financial Statement Schedules

      (a) Exhibits

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Form of Amended and Restated Articles of Incorporation of the registrant
3	.2*	Form of Amended and Restated Code of Regulations of the registrant
4	.1*	Form of stock certificate for common shares of the registrant
4	.2**	Indenture, dated May 12, 2004, between the registrant, as Issuer, and U.S. Bank National Association, as Trustee
4	.3**	Guarantee Agreement, dated May 12, 2004, between the registrant and U.S. Bank National Association
4	.4**	Amended and Restated Declaration of Trust, dated May 12, 2004, among U.S. Bank National Association, as Institutional Trustee, the registrant, as Sponsor, and Ari Deshe, Jon P. Diamond and Greg Sutton, as Administrators
4	.5**	Stock Restriction and Close Corporation Agreement, dated February 9, 1998, among the registrant and its shareholders
4	.6**	Termination Agreement and Action by Written Consent of the Shareholders of the registrant dated November 5, 2004
5	.1*	Opinion of Vorys, Sater, Seymour and Pease LLP as to the legality of the common shares
9	.1*	Voting Trust Agreement, dated , 2005, between the registrant, certain shareholders of the registrant and Ari Deshe, as Voting Trustee.
10	.1**	Executive Employment Agreement, dated February 9, 1998, between Jon P. Diamond and the registrant
10	.2*	Severance Agreement, dated , 2005, between Ari Deshe and the registrant
10	.3*	Severance Agreement, dated , 2005, between Jon P. Diamond and the registrant
10	.4*	Form of Stock Compensation Agreement
10	.5*	Safe Auto Insurance Group, Inc. 2004 Stock Option and Incentive Equity Plan
10	.6**	Executive Nonqualified “Excess” Plan of Safe Auto Insurance Company, effective September 1, 2003
10	.7**	Commercial Note, dated February 22, 2002, executed by the registrant in favor of National City Bank, as supplemented by the Commercial Note Addendum dated February 22, 2002
10	.8**	Promissory Note Modification Agreement, dated February 3, 2004, between the registrant and National City Bank
10	.9**	Commercial Pledge Agreement, dated February 22, 2002, between the registrant and National City Bank
10	.10**	Non-Pledge Agreement, dated February 22, 2002, executed by the registrant in favor of National City Bank
10	.11**	Non-Pledge Agreement, dated February 22, 2002, executed by Safe Auto Insurance Company in favor of National City Bank
10	.12**	Guaranty, dated February 22, 2002, executed by Ari Deshe and Jon P. Diamond in favor of National City Bank

Exhibit
No.		Description

10	.13**	Commercial Note, dated December 12, 1996, executed by SAGI Realty Ltd. in favor of National City Bank of Columbus
10	.14**	Open-End Mortgage and Assignment of Rents, dated April 1, 1996, executed by SAGI Realty Ltd. in favor of National City Bank, Columbus
10	.15**	Mortgage Modification Agreement, dated December 12, 1996, between SAGI Realty Ltd. and National City Bank of Columbus
10	.16**	Assignment of Real Estate Lease as Security, dated April 1, 1996, between SAGI Realty Ltd. and National City Bank, Columbus
10	.17**	Master Equipment Lease Agreement, dated July 25, 2002, between Safe Auto Insurance Company and National City Leasing Corporation
10	.18**	Sublease of Call Center and Office Lease Agreement, effective October 22, 2003, between Safe Auto Insurance Company and Robert F. Anderson, as Trustee for The Insurall Casualty Group, Inc.
10	.19**	Office Space Lease, effective May 1, 2003, between Safe Auto Insurance Company and 4300 Venture 34910 LLC (as assignee of 4300 East Fifth Avenue LLC)
10	.20**	Agreement of Reinsurance, effective October 1, 2001, between Safe Auto Insurance Company and General Reinsurance Corporation
10	.21**	Endorsement No. 1 to Agreement of Reinsurance, effective October 1, 2002, between Safe Auto Insurance Company and General Reinsurance Corporation
10	.22**	Endorsement No. 2 to Agreement of Reinsurance, effective October 1, 2002, between Safe Auto Insurance Company and General Reinsurance Corporation
10	.23**	Endorsement No. 3 to Agreement of Reinsurance, effective October 1, 2003, between Safe Auto Insurance Company and General Reinsurance Corporation
10	.24**	Endorsement No. 4 to Agreement of Reinsurance, effective April 1, 2004, between Safe Auto Insurance Company and General Reinsurance Corporation
10	.25**	Endorsement No. 5 to Agreement of Reinsurance, effective October 1, 2004, between Safe Auto Insurance Company and General Reinsurance Corporation
10	.26**	Asset Purchase Agreement and Assignment of Lease Agreement, dated September 7, 2004, among Robert F. Anderson, as Trustee for Insurall Casualty Group, Inc., Debtor, Safe Auto Insurance Company and Williamsburg County, South Carolina
10.27		Revitalization Agreement, effective as of November 6, 2003, between South Carolina Advisory Coordinating Council for Economic Development for the State of South Carolina and Safe Auto Insurance Company
10.28		Premium Tax Moratorium Agreement, dated as of August 31, 2004, between the South Carolina Department of Revenue and Safe Auto Insurance Company
10.29		Provider Agreement, dated January 31, 2004, between Safelite Solutions, LLC and Safe Auto Insurance Company
10.30		FNOL Agreement, dated June 1, 2004, between Safelite Solutions, LLC and Safe Auto Insurance Company
10.31		Subrogation Services Letter Agreement, dated May 21, 2002, between TransPaC Solutions, a division of Trover Solutions, Inc., and Safe Auto Insurance Company
21	.1**	Subsidiaries of the registrant
23.1		Consent of Ernst & Young LLP
23	.2*	Consent of Vorys, Sater, Seymour and Pease LLP (included in Exhibit 5.1)
24	.1**	Powers of Attorney

*	To be filed by amendment.

**	Previously filed.

      (b) Financial Statement Schedules

I	Summary of Investments	S-2
II	Condensed Financial Information of Registrant	S-3
III	Supplemental Insurance Information	S-6
V	Valuation and Qualifying Accounts	S-7
VI	Supplemental Information Concerning Property and Casualty Insurance Operations	S-8

Item 17.  Undertakings.

The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on December 21, 2004.

SAFE AUTO INSURANCE GROUP, INC.

By:	/s/ ARI DESHE

Ari Deshe
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on December 21, 2004.

Signature	Title	Date

/s/ ARI DESHE Ari Deshe	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	December 21, 2004

/s/ GREGORY A. SUTTON Gregory A. Sutton	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	December 21, 2004

/s/ JON P. DIAMOND Jon P. Diamond	Vice Chairman and President	December 21, 2004

/s/ CHARLES A. BRYAN* Charles A. Bryan	Director	December 21, 2004

/s/ PETER A. COHEN* Peter A. Cohen	Director	December 21, 2004

/s/ ODED GUR-ARIE* Oded Gur-Arie	Director	December 21, 2004

/s/ RALPH A. KAPAROS* Ralph A. Kaparos	Director	December 21, 2004

/s/ JAMES E. SCHULTZ* James E. Schultz	Director	December 21, 2004

*By /s/ GREGORY A. SUTTON Gregory A. Sutton, attorney-in-fact

INDEX TO EXHIBITS

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Form of Amended and Restated Articles of Incorporation of the registrant
3	.2*	Form of Amended and Restated Code of Regulations of the registrant
4	.1*	Form of stock certificate for common shares of the registrant
4	.2**	Indenture, dated May 12, 2004, between the registrant, as Issuer, and U.S. Bank National Association, as Trustee
4	.3**	Guarantee Agreement, dated May 12, 2004, between the registrant and U.S. Bank National Association
4	.4**	Amended and Restated Declaration of Trust, dated May 12, 2004, among U.S. Bank National Association, as Institutional Trustee, the registrant, as Sponsor, and Ari Deshe, Jon P. Diamond and Greg Sutton, as Administrators
4	.5**	Stock Restriction and Close Corporation Agreement, dated February 9, 1998, among the registrant and its shareholders
4	.6**	Termination Agreement and Action by Written Consent of the Shareholders of the registrant dated November 5, 2004
5	.1*	Opinion of Vorys, Sater, Seymour and Pease LLP as to the legality of the common shares
9	.1*	Voting Trust Agreement, dated , 2005, between the registrant, certain shareholders of the registrant and Ari Deshe, as Voting Trustee.
10	.1**	Executive Employment Agreement, dated February 9, 1998, between Jon P. Diamond and the registrant
10	.2*	Severance Agreement, dated , 2005, between Ari Deshe and the registrant
10	.3*	Severance Agreement, dated , 2005, between Jon P. Diamond and the registrant
10	.4*	Form of Stock Compensation Agreement
10	.5*	Safe Auto Insurance Group, Inc. 2004 Stock Option and Incentive Equity Plan
10	.6**	Executive Nonqualified “Excess” Plan of Safe Auto Insurance Company, effective September 1, 2003
10	.7**	Commercial Note, dated February 22, 2002, executed by the registrant in favor of National City Bank, as supplemented by the Commercial Note Addendum dated February 22, 2002
10	.8**	Promissory Note Modification Agreement, dated February 3, 2004, between the registrant and National City Bank
10	.9**	Commercial Pledge Agreement, dated February 22, 2002, between the registrant and National City Bank
10	.10**	Non-Pledge Agreement, dated February 22, 2002, executed by the registrant in favor of National City Bank
10	.11**	Non-Pledge Agreement, dated February 22, 2002, executed by Safe Auto Insurance Company in favor of National City Bank
10	.12**	Guaranty, dated February 22, 2002, executed by Ari Deshe and Jon P. Diamond in favor of National City Bank
10	.13**	Commercial Note, dated December 12, 1996, executed by SAGI Realty Ltd. in favor of National City Bank of Columbus
10	.14**	Open-End Mortgage and Assignment of Rents, dated April 1, 1996, executed by SAGI Realty Ltd. in favor of National City Bank, Columbus
10	.15**	Mortgage Modification Agreement, dated December 12, 1996, between SAGI Realty Ltd. and National City Bank of Columbus

Exhibit
No.		Description

10	.16**	Assignment of Real Estate Lease as Security, dated April 1, 1996, between SAGI Realty Ltd. and National City Bank, Columbus
10	.17**	Master Equipment Lease Agreement, dated July 25, 2002, between Safe Auto Insurance Company and National City Leasing Corporation
10	.18**	Sublease of Call Center and Office Lease Agreement, effective October 22, 2003, between Safe Auto Insurance Company and Robert F. Anderson, as Trustee for The Insurall Casualty Group, Inc.
10	.19**	Office Space Lease, effective May 1, 2003, between Safe Auto Insurance Company and 4300 Venture 34910 LLC (as assignee of 4300 East Fifth Avenue LLC)
10	.20**	Agreement of Reinsurance, effective October 1, 2001, between Safe Auto Insurance Company and General Reinsurance Corporation
10	.21**	Endorsement No. 1 to Agreement of Reinsurance, effective October 1, 2002, between Safe Auto Insurance Company and General Reinsurance Corporation
10	.22**	Endorsement No. 2 to Agreement of Reinsurance, effective October 1, 2002, between Safe Auto Insurance Company and General Reinsurance Corporation
10	.23**	Endorsement No. 3 to Agreement of Reinsurance, effective October 1, 2003, between Safe Auto Insurance Company and General Reinsurance Corporation
10	.24**	Endorsement No. 4 to Agreement of Reinsurance, effective April 1, 2004, between Safe Auto Insurance Company and General Reinsurance Corporation
10	.25**	Endorsement No. 5 to Agreement of Reinsurance, effective October 1, 2004, between Safe Auto Insurance Company and General Reinsurance Corporation
10	.26**	Asset Purchase Agreement and Assignment of Lease Agreement, dated September 7, 2004, among Robert F. Anderson, as Trustee for Insurall Casualty Group, Inc., Debtor, Safe Auto Insurance Company and Williamsburg County, South Carolina
10.27		Revitalization Agreement, effective as of November 6, 2003, between South Carolina Advisory Coordinating Council for Economic Development for the State of South Carolina and Safe Auto Insurance Company
10.28		Premium Tax Moratorium Agreement, dated as of August 31, 2004, between the South Carolina Department of Revenue and Safe Auto Insurance Company
10.29		Provider Agreement, dated January 31, 2004, between Safelite Solutions, LLC and Safe Auto Insurance Company
10.30		FNOL Agreement, dated June 1, 2004, between Safelite Solutions, LLC and Safe Auto Insurance Company
10.31		Subrogation Services Letter Agreement, dated May 21, 2002, between TransPaC Solutions, a division of Trover Solutions, Inc., and Safe Auto Insurance Company
21	.1**	Subsidiaries of the registrant
23.1		Consent of Ernst & Young LLP
23	.2*	Consent of Vorys, Sater, Seymour and Pease LLP (included in Exhibit 5.1)
24	.1**	Powers of Attorney (included on signature page)

*	To be filed by amendment.

**	Previously filed.

          Financial Statement Schedules

I	Summary of Investments	S-2
II	Condensed Financial Information of Registrant	S-3
III	Supplemental Insurance Information	S-6
V	Valuation and Qualifying Accounts	S-7
VI	Supplemental Information Concerning Property and Casualty Insurance Operations	S-8

Report of independent registered public accounting firm

Board of Directors and Shareholders

Safe Auto Insurance Group, Inc.

We have audited the consolidated financial statements of Safe Auto Insurance Group, Inc. and Subsidiaries as of December 31, 2003, 2002 and 2001, and for each of the three years in the period ended December 31, 2003, and have issued our report thereon dated October 20, 2004, except as to Note 13 which is as of                     , 2004 included elsewhere in the Registration Statement. Our audits also included the financial statement schedules listed at Item 16(b) of Form S-1 of this Registration Statement. These schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on our audits.

In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

October 20, 2004

Columbus, Ohio

The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in Note 13 to the consolidated financial statements.

/S/     ERNST & YOUNG LLP

December 17, 2004

Columbus, Ohio

SCHEDULE I—SUMMARY OF INVESTMENTS

December 31, 2003

	Cost/Amortized		Carrying
	Cost	Fair Value	Amount

Type of investment	(In thousands)

Fixed maturities:
Bonds:
U.S. Treasury	$10,146	$10,357	$10,357
State and political subdivisions	33,296	33,828	33,828
Foreign governments	500	500	500
Corporate bonds	15,296	15,560	15,560
Redeemable preferred stock	946	938	938
Mortgage-backed securities	40,208	40,720	40,720

Total fixed maturities	100,392	101,903	101,903
Equity securities:
Common stocks:
Public utilities	473	497	497
Banks, trust and insurance companies	1,540	1,727	1,727
Industrial, miscellaneous and all other	5,881	6,605	6,605
Nonredeemable preferred stocks	1,695	1,693	1,693

Total equity securities	9,589	10,522	10,522
Short-term investments	999	999	999

Total Investments	$110,980	$113,424	$113,424

SCHEDULE II—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,

	2003	2002	2001

	(In thousands)

Revenues
Net investment income (loss)	$45	$(42)	$—

Expenses
General and administrative expenses	212	206	121

Loss before income tax benefit and equity in undistributed net income of subsidiaries	(167)	(248)	(121)
Income tax benefit	69	63	41

Loss before equity in undistributed net income of subsidiaries	(98)	(185)	(80)
Equity in undistributed net income of subsidiaries	18,149	13,232	3,662

Net income	$18,051	$13,047	$3,582

CONDENSED BALANCE SHEETS

	December 31,

	2003	2002	2001

	(In thousands, except par value
	and share data)

Assets
Investment in subsidiaries	$60,960	$40,970	$27,444
Cash and cash equivalents	8	3	4
Deferred income taxes	169	105	41

Total assets	$61,137	$41,078	$27,489

Liabilities and Shareholders’ Equity
Accounts payable to subsidiary	$2,145	$1,265	$1,022
Note payable to subsidiary	—	—	3,000
Long-term debt	4,545	4,545	1,539

Total liabilities	6,690	5,810	5,561

Commitments and contingencies
Shareholders’ equity:
Common shares; $0.01 par value, 75,000 shares authorized, and 33,000 shares issued and outstanding	—	—	—
Additional paid-in capital	4,400	4,400	4,400
Accumulated other comprehensive income	1,589	461	168
Retained earnings	48,458	30,407	17,360

Total shareholders’ equity	54,447	35,268	21,928

Total liabilities and shareholders’ equity	$61,137	$41,078	$27,489

CONDENSED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,

	2003	2002	2001

	(In thousands)

Operating activities
Net income	$18,051	$13,047	$3,582
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Deferred income taxes	(64)	(64)	(41)
Equity in undistributed net income of subsidiaries	(18,149)	(13,232)	(3,662)
Changes in operating assets and liabilities:
Accounts payable to subsidiary	880	243	233

Net cash provided by (used in) operating activities	718	(6)	112

Investing activities
Capital contribution to subsidiary	(2,000)	(1)	—
Distribution received from subsidiary	1,287	—	—
Payment of note payable to subsidiary	—	(3,000)	—

Net cash used in investing activities	(713)	(3,001)	—

Financing activities
Proceeds from borrowings	—	3,006	—
Payment of principal on borrowings	—	—	(117)

Net cash provided by (used in) financing activities	—	3,006	(117)

Net increase (decrease) in cash and cash equivalents	5	(1)	(5)
Cash and cash equivalents at beginning of year	3	4	9

Cash and cash equivalents at end of year	$8	$3	$4

Supplemental schedule of non-cash activities:
Issuance of note payable for an investment in subsidiary	$—	$—	$3,000

SCHEDULE III—SUPPLEMENTAL INSURANCE INFORMATION

				For the Year Ended December 31,
	As of December 31,
						Losses	Amortization
	Deferred	Loss			Net	And	of Deferred
	Policy	and			Invest-	Loss	Policy	Other
	Acquisition	LAE	Unearned	Premiums	ment	Adjustment	Acquisition	Operating	Premiums
	Cost	Reserves	Premiums	Earned	Income	Expenses	Costs	Expenses	Written

	(In thousands)

2003
Safe Auto Insurance Group, Inc.	$6,038	$75,148	$61,316	$200,516	$3,223	$140,079	$3,450	$58,144	$221,264
2002
Safe Auto Insurance Group, Inc.	$3,450	$44,496	$40,568	$123,766	$2,247	$79,945	$2,609	$39,182	$138,610
2001
Safe Auto Insurance Group, Inc.	$2,609	$31,273	$25,760	$67,301	$2,125	$46,008	$1,672	$24,343	$82,906

SCHEDULE V—VALUATION AND QUALIFYING ACCOUNTS

		Additions

		Charged	Charged
	Balance at	to	to		Balance at
	Beginning	Costs and	Other		End of
	of Period	Expense	Accounts	Deductions	Period

	(In thousands)

For the Year Ended December 31, 2003
Allowance for deferred tax assets	$452	$167	$—	$(42)	$577
For the Year Ended December 31, 2002
Allowance for deferred tax assets	$434	$18	$—	$—	$452
For the Year Ended December 31, 2001
Allowance for deferred tax assets	$—	$434	$—	$—	$434

SCHEDULE VI—SUPPLEMENTAL INFORMATION CONCERNING PROPERTY AND CASUALTY INSURANCE OPERATIONS

				For the Year Ended December 31,

	As of December 31,
						Losses and Loss		Amortization
	Deferred	Loss			Net	Adj. Expenses		of Deferred
	Policy	and			Invest-			Policy	Net
	Acquisition	LAE	Unearned	Premiums	ment	Current	Prior	Acquisition	Paid	Premiums
	Cost	Reserves	Premiums	Earned	Income	Year	Year	Costs	Claims	Written

	(In thousands)

2003
Safe Auto Insurance Group, Inc.	$6,038	$75,148	$61,316	$200,516	$3,223	$137,671	$2,408	$3,450	$109,151	$221,264
2002
Safe Auto Insurance Group, Inc.	$3,450	$44,496	$40,568	$123,766	$2,247	$81,210	$(1,265)	$2,609	$65,720	$138,610
2001
Safe Auto Insurance Group, Inc.	$2,609	$31,273	$25,760	$67,301	$2,125	$47,233	$(1,225)	$1,672	$35,590	$82,906